Unwavering Commitment to Quality

NewAlliance Bancshares

NewAlliance Bancshares 2007 Annual Report

"NAL was able to maintain solid asset quality during this turbulent environment."

Jared Shaw, Senior Vice President and Senior Analyst, Keefe, Bruyette & Woods
January 31, 2008

With stable credit and strong capital being key drivers of performance for banking institutions at this stage of the credit and economic cycles, NewAlliance's abundance of both, places them in a relatively fortuitous position in our view."

Collyn Bement Gilbert, Managing Director - Equity Research, Stifel, Nicolaus & Co.
February 19, 2008

Letter to the Shareholders

Dear Shareholder:

The sign of a strong institution is its ability to anticipate and navigate through challenging times. Despite the turbulence that has recently beset the banking industry, NewAlliance Bank demonstrated in 2007 excellent credit quality, balance sheet growth and entered into a new market, Massachusetts.

These accomplishments underscore our commitment to rigorous risk management, a strong sales culture and a focus on our fundamentals. We protected shareholder value by pursuing and completing sound acquisitions and a timely restructuring of our securities portfolio. We reduced our expenses and positioned our balance sheet for margin improvement. We produced significant loan and deposit growth, and we completed 2007 achieving an impressive standard of credit quality.

We protected shareholder value by pursuing and completing sound acquisitions and a timely restructuring of our securities portfolio. We reduced our expenses and positioned our balance sheet for margin improvement.

The title for this year's annual report, "Unwavering Commitment to Quality," is a confident statement about our management discipline and our value proposition. It is our declaration of how we continue to grow and build our franchise, serve our customers and our communities, manage our balance sheet and perform for our shareholders.

Quality was our guidepost when we completed and integrated Westbank Corporation in 2007, a complementary and contiguous acquisition that gave us our first on-the-ground presence in Massachusetts and brought our total branch network to 88 banking offices. We also acquired Connecticut Investment Management, a small wealth management firm, bringing our total investment and trust assets under management to $1.4 billion and enhancing our investment advisory capabilities. These acquisitions continued our practice of investing in businesses properly aligned with our values. These strategic additions this year have expanded our franchise and strengthened our ability to perform and sustain marketplace momentum.

Our commitment to quality means we remain an innovative and resourceful institution for our customers and communities that can be relied on for solutions and service during both good and difficult times.

In 2007 we demonstrated the wisdom of our long-term commitment to superior asset quality management. This is the result of decisions and practices put in place at NewAlliance long before last year, proving that it is one thing to talk about risk; it's another thing to astutely manage it. As a result, we are one of the few financial institutions our size in the country to have both excellent credit quality and substantial capital. This places NewAlliance in a position of great strength, from which we can continue to build shareholder value.

2007 Financial Results

For the year ended December 31, 2007, net income was $23.8 million. Certain events during the year substantially contributed to reduce net income. Our practice of remaining focused on long-term success instead of quarter-to-quarter earnings led us to restructure a substantial portion of our investment portfolio. As a result, we incurred a restructuring charge of $28.3 million, but increased the yield of our entire portfolio by 50 basis points after booking the short-term loss. This event, combined with $3.6 million in tax reserve adjustments relating back to the 2004 establishment of NewAlliance Foundation, plus merger and acquisition charges, caused a reduction in 2007 net income. Core earnings for 2007 without these events were $47.4 million.

Total loans were $4.7 billion at December 31, 2007, a significant 23.7% increase from total loans at the end of 2006, half of which were attributed to the acquisition of Westbank. Contributing to this rise were commercial real estate loans, which were 21.0% higher than balances at year-end 2006. Residential mortgage loan balances were 23.2% higher for the same period.

Average core deposits were up 6.3%, with average checking balances up by $76.5 million, or 9.3% for the year. Total deposits were $4.4 billion at year end, compared with $3.9 billion at the end of 2006.

NewAlliance's unwavering commitment to quality, plus our long-standing credit philosophy and management practices proved highly effective in a year marked by consumer uncertainty, housing market corrections, problems in the global credit markets and the lending crisis that affected so many other financial institutions.

Core non-interest income from operations in 2007 was up $7.2 million, or about 14%, reaching 24.5% of operating revenue – a historic high for us.

Excluding costs associated with our Westbank acquisition, expenses were down 2% year-over-year. We achieved this reduction by continuing to maintain strict controls on hiring and overall spending. I am also pleased to report that the 30% cost savings that we targeted from Westbank was fully achieved.

Distinguished by Exceptional Credit Quality & Risk Management

In 2007, our risk management systems were tested by real, and not theoretical, events. NewAlliance's unwavering commitment to quality, plus our long-standing credit philosophy and management practices proved highly effective in a year marked by consumer uncertainty, housing market corrections, problems in the global credit markets and the lending crisis that affected so many other financial institutions.

Despite these challenges, at year-end NewAlliance experienced 23.7% loan growth without exposure to subprime lending. As a further measure of our conservative underwriting, our total delinquencies, as defined as all loans over 30 days delinquent, were only 0.6% of our entire loan portfolio, up only 0.07% from year-end 2006.

Owner occupied residential loans constitute 98% of our residential portfolio. These loans are less risky as borrowers who occupy their property are less likely to be delinquent or default.

Our management team has decades of experience in dealing with the vagaries and surprises that can come with credit cycles. Under their seasoned direction, our loan officers maintain strict underwriting standards, even in the face of robust competition.

This past year proved to others what we at NewAlliance have always known: that our legacy of risk management is a core principle and not a switch that is turned on and off in response to economic trends or quarterly pressures. It is most gratifying to see that our discipline in not pursuing riskier loans when others were has proved effective and helped to preserve shareholder value in these turbulent times.

A Regional Community Bank with a Local Focus

As a regional community bank we remain authentically local. Being local doesn't mean remaining small. In fact, successfully keeping our focus local is what has enabled NewAlliance to grow to become the fourth largest bank headquartered in New England.

Being local means having an approach to community banking that builds on an up-close knowledge of our market economy, consumer preferences, business and social conditions and other factors that impact our customers and their financial decisions. Being local also means that we are more relationship driven than our larger competitors, and our customers can rely on our local decision making.

2007 saw the effectiveness of this approach as measured by our significant growth in loans and deposits as well as fee income from sources like wealth management fees.

Being local doesn't mean remaining small. In fact, successfully keeping our focus local is what has enabled NewAlliance to grow to become the fourth largest bank headquartered in New England.

Our Commitment to Quality Extends to Deploying Capital

With 11% Tier 1 Capital, we exceed many of our peers. Our unwavering commitment to quality is reflected in how we judiciously and strategically deploy this capital.

Our Board has maintained a policy of issuing a quarterly dividend since NewAlliance became a public company in the spring of 2004. At the end of 2007, we had paid 14 consecutive dividends and increased the rate four times.

Our second stock repurchase program, approved by our Board in 2006, authorizing the buy-back of up to 10 million additional shares, continues to be in effect. In 2006, we repurchased 0.5 million shares, in 2007, we repurchased 4.6 million shares, and we have 4.9 million shares that we can still repurchase, depending on market conditions.

In the area of acquisitions, we are proud of our consistent record of buying companies that are aligned with our mission and add shareholder value. We are always asked about our plans for making future acquisitions. Finalizing the integration of Westbank and Connecticut Investment Management in 2007 meant we have completed six acquisitions in four years. Although we will continue to seek ways to build our company, in a volatile environment it's more important than ever to employ our disciplined approach and to remain focused on shareholder value and core earnings.

A Commitment to Quality Management & Governance

We believe that how we do business is as meaningful as what we do. That is why we strive to maintain unimpeachable corporate governance and insist upon transparent and accountable management practices.

Our Board of Directors is a group of credentialed and experienced independent thinkers, and we benefit greatly from their leadership. In addition to the Board Loan Committee, our directors also serve on four other Committees: Trust; Audit, Compliance and CRA; Compensation; and Governance.

We have a program of ongoing Director education and continuously look for ways to improve our governance. As a measure of this effort, this past year RiskMetrics Group (formerly Institutional Shareholder Services or ISS) once again gave NewAlliance very high marks, rating our corporate governance as better than 90% of companies in the banking industry.

While it is always a loss when one of our Directors leaves the Board, we are grateful for the strong guidance that Cornell Scott extended to the Board for 18 years before his retirement at our 2007 Shareholders' Meeting. His business acumen as Chief Executive Officer of Hill Health Center Corporation, along with his years of community involvement, have been invaluable, and we offer him our heartfelt thanks.

Looking Ahead

We have entered 2008 with the same unwavering commitment to quality, risk management and shareholder value that guided us through 2007. We look forward to capitalizing on our solid base in 2008. NewAlliance's business priorities are ones that make the best use of our organizational strengths, market position and legacy as a regional community bank.

Our priorities are:

- Strengthen our balance sheet profitability
- Maintain a vigilant risk management focus
- Exercise continued rigorous expense control
- Deploy capital opportunistically
- Accelerate non-interest income generation

NewAlliance is a respected and clearly-defined brand that stands for serving our customers and our communities. We are exceedingly well positioned to take on the challenges that may be coming our way. Our risk management disciplines, combined with our thorough and in-depth knowledge of our marketplace are boosted by our healthy capital position. The combination of these factors sets the stage for NewAlliance to take advantage of opportunities that may arise during these uncharted times.

Throughout the year I try to often express my gratitude and appreciation to the many people who make NewAlliance the great bank that it is, and I am pleased to have this very public way to thank them again: to you, our shareholders, for your continued confidence in us; to our Directors for your leadership and astute guidance; to our wonderful customers for your trust and your business; and to our dedicated and talented employees with whom it is a pleasure to work beside every day.

We are exceedingly well positioned to take on the challenges that may be coming our way. Our risk management disciplines, combined with our thorough and in-depth knowledge of our marketplace are boosted by our healthy capital position.

Sincerely,

Peyton R. Patterson

Peyton R. Patterson

Chairman, President and
Chief Executive Officer



NewAlliance at a Glance

NewAlliance Bancshares, Inc. is the bank holding company of its wholly owned subsidiary, NewAlliance Bank. NewAlliance Bank is a community bank that serves the personal finance, business banking and wealth management needs of consumers and businesses across Connecticut and in western Massachusetts.

The Company

- NewAlliance Bancshares, Inc., formed in 2003, listed on NYSE in 2004 under the symbol "NAL";
- NewAlliance Bank, founded in 1838 through its predecessor, New Haven Savings Bank;
- Trust Company of Connecticut, a Division of NewAlliance Bank, along with Connecticut Investment Management, Inc., have $1.4 billion in assets under management;
- NewAlliance Investments, Inc., member FINRA/SIPC, a wholly-owned subsidiary of NewAlliance Bancshares, Inc., offers investment and insurance products to individuals and businesses.

At December 31, 2007:

Total Assets	$8.2 billion
Total Deposits	$4.4 billion
Banking Offices	88

Ranking Among:

New England-Based Banks:	Fourth
Connecticut-Based Banks:	Third

Personal Banking

- Checking Accounts
- Savings and Money Market Accounts
- Certificates of Deposit
- Mortgages and Home Equity Products
- Consumer and Auto Loans
- Credit Cards
- More than 100 ATMs
- 24-hour Telephone Banking Services
- Web Site Banking Featuring Online Bill Paying and Free Online Banking

Business Banking

- Commercial Banking and Account Management
- Community-Based Business Bankers
- Checking and Savings Accounts
- Cash Management
- Online Business Banking
- Commercial Loans
- Commercial Mortgages
- Merchant Services

Community Banking

NewAlliance Bank Community Development Corporation is a wholly-owned for-profit subsidiary of the Bank that invests in community projects through equity, debt and mezzanine financing as well as providing access to technical assistance.

NewAlliance for Neighborhoods provides below market loans for affordable home ownership.

NewAlliance Foundation provides grants to organizations in communities served by the Bank that support programs in the arts, community development, health and human services and youth and education.

Wealth Management

NewAlliance Investments, Inc., Member FINRA/SIPC

- Investment and Insurance Products to Individuals and Businesses
- Corporate Retirement Plans, Employee Profit-Sharing, 401(k) Plans
- Personal Investment Accounts
- Investing in Stocks, Bonds, Mutual Funds, Variable Annuities
- 529 Plans for College Funding
- Estate and Retirement Planning
- Life Insurance
- Fixed Annuities
- Disability Income and Overhead Insurance
- Long-Term Care Insurance

Trust Company of Connecticut, a Division of NewAlliance Bank

- Trust Administration
- Investment Management
- Estate Administration

A Regional Community Bank



NewAlliance is dedicated to being a good neighbor and a resource to the cities and towns where we do business. We use our 170-year legacy of exceptional products and services, convenient locations, detailed market knowledge, and capable management to make a difference in the communities where we do business.

We are also a modern financial institution that understands the importance of innovation, strength and commitment to quality. Taken together, these values let us do business not just with know-how and insight, but also with purpose. Moreover, by being an active and generous part of our community, we know our customers as more than just their bank balances. They are our neighbors and our friends.

In 2007, NewAlliance continued many established community programs, expanded some into our new western Massachusetts marketplace and launched new initiatives to respond to the changing needs of our cities and towns. We were also gratified to be honored and acknowledged for much of the important work done with our community organizations.




OPEN


= Branches of NewAlliance Bank



Financial Highlights



$3.1
$3.3
$3.8
$4.7
2004
2005
2006
2007

Loan Growth
(Total loans, in billions)



$3.7
$3.8
$3.9
$4.4
2004
2005
2006
2007

Deposit Growth
(Total deposits, in billions)



19.37%
$181,345
$35,125
20.55%
$221,673
$45,564
22.61%
$219,130
$49,549
24.47%
$231,755
$56,719
2004
2005
2006
2007

Non-Interest Income
(as a percentage of operating revenue, which excludes total net gains or losses on securities and limited partnerships)

	Year Ended December 31,	
(Dollars in thousands, except share data)	2007	2006
Net interest income	$ 175,037	$ 169,383
Net income	23,793	48,837
Shares outstanding (end of period)	108,851,397	109,554,326
Shareholders' equity (end of period)	$ 1,407,107	$ 1,362,305
Book value per share (end of period)	12.93	12.43
Tangible book value per share (end of period)	7.36	7.84
Ratio & other information		
Net interest margin (net interest income as a % of average earning assets)	2.48%	2.72%
Net interest spread (yield on earning assets minus yield on interest-bearing liabilities)	1.91%	2.15%
Return on average assets	0.30	0.70
Return on average equity	1.69	3.65
At period end:		
Tier 1 leverage capital ratio	10.92	13.20
Tangible equity/tangible assets	10.79	12.73
Total risk based capital ratio	19.38	23.67
Non-performing loans	$ 16,386	$ 12,468
Total non-performing assets	17,283	12,468
Non-performing loans as a % of total loans	0.35%	0.33%
Non-performing assets as a % of total assets	0.21	0.17
Banking offices	88	72

Common Stock Prices

Market prices for NewAlliance Bancshares, Inc.'s common stock and dividends per quarter during 2007 are as follows.

2007 Quarters Ended:	Dividends Declared Per Share	Market Prices High	Low	Close
3/31/2007	$.06	$16.82	[illegible]	[illegible]
6/30/2007	$.065	$17.09	[illegible]	[illegible]
9/30/2007	$.065	$15.62	[illegible]	[illegible]
12/31/2007	$.065	$15.33	[illegible]	[illegible]

As of December 31, 2007, the Company had approximately [illegible] registered shareholders. These numbers do not reflect the number of individual or institutional investors holding stock in nominee names through banks, brokerage firms or others.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32007

NEWALLIANCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2407114**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
195 Church Street, New Haven, Connecticut	**06510**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 789-2767
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange, Inc.**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act.
Large accelerated filer X Accelerated filer ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

The market value of the common equity held by non-affiliates was $1.56 billion based upon the closing price of $14.72 as of June 29, 2007 as reported in *The Wall Street Journal* on July 2, 2007. Solely for the purposes of this calculation, directors and officers of the registrant are deemed to be affiliates. As of February 25, 2008 there were 108,741,712 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 17, 2008 are incorporated by reference into Part III, Items 10 - 14 of this 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

This report may contain certain forward-looking statements as that term is defined in the U.S. federal securities laws.

Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of Management and are generally identified by use of the word "plan", "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. Management's ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of NewAlliance Bancshares, Inc. ("NewAlliance" or the "Company") and its subsidiaries include, but are not limited to:

- Changes in the interest rate environment may reduce net interest margin and/or the volumes and values of loans made or held as well as the value of other financial assets held;
- General economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services;
- Competitive pressures among depository and other financial institutions may increase significantly and may decrease the profit margin associated with its business;
- Legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NewAlliance is engaged;
- Local, state or federal taxing authorities may take tax positions that are adverse to NewAlliance;
- Costs or difficulties related to the integration of acquired businesses may be greater than expected;
- Expected cost savings associated with completed mergers may not fully be realized or realized within expected time frames;
- Deposit attrition, customer loss or revenue loss following completed mergers may be greater than expected;
- Adverse changes may occur in the securities markets; and
- Competitors of NewAlliance may have greater financial resources and develop products that enable them to compete more successfully than NewAlliance.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by applicable law or regulation, Management undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

PART I

Item 1. Business

General

In 2003, NewAlliance was organized as a Delaware business corporation in connection with the conversion of NewAlliance Bank (the "Bank"), formerly New Haven Savings Bank, from mutual to capital stock form, which became effective on April 1, 2004. The Bank's conversion resulted in the Company owning all of the Bank's outstanding capital stock. The Bank is now a wholly-owned subsidiary of the Company, a bank holding company regulated by the Federal Reserve Board. On April 1, 2004, the Bank changed its name to NewAlliance Bank. The Bank was originally founded in 1838 as a Connecticut-chartered mutual savings bank and is regulated by the State of Connecticut Department of Banking and the Federal Deposit Insurance Corporation.

NewAlliance is the third largest banking institution headquartered in Connecticut and the fourth largest based in New England with consolidated assets of $8.21 billion and stockholders' equity of $1.41 billion at December 31, 2007. NewAlliance delivers financial services to individuals, families and businesses throughout Connecticut and Western Massachusetts. NewAlliance Bank provides commercial banking, retail banking, consumer financing, trust and investment services through 88 banking offices, 107 ATMs and its internet website (www.newalliancebank.com). NewAlliance common stock is traded on the New York Stock Exchange under the symbol "NAL".

Lending Activities

General

The Company originates commercial loans, commercial real estate loans, residential and commercial construction loans, residential real estate loans collateralized by one- to four-family residences, home equity lines of credit and fixed rate loans and other consumer loans predominately in the States of Connecticut and Massachusetts.

In 2005, the Company began a strategy of purchasing adjustable rate and 10 and 15 year fixed rate residential mortgages and currently has purchased loans with property locations throughout the United States. The purchased portfolio is made up of prime loans individually underwritten by the Company to its underwriting criteria. Mid-way through 2007, the mortgage market began experiencing extreme volatility and unusual pricing due to lower liquidity which led the Company to temporarily discontinue its purchased loan program. The Company resumed this program in January 2008, but expects the purchases to be at significantly lower levels than in prior years due to tightening of the credit markets and NewAlliance's ensuing tightening of underwriting guidelines as a condition of resuming the program.

Real estate secured the majority of the Company's loans as of December 31, 2007, including some loans classified as commercial loans. Interest rates charged on loans are affected principally by the Company's current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general economic and credit conditions, monetary policies of the federal government, including the Federal Reserve Board, federal and state tax policies and budgetary matters.

Residential Real Estate Loans

A principal lending activity of the Company is to originate prime loans secured by first mortgages on one- to four-family residences in the States of Connecticut and Massachusetts. The Company originates residential real estate loans primarily through commissioned mortgage representatives and brokers across our branch footprint. The Company originates both fixed rate and adjustable rate mortgages and purchases both adjustable rate and 10 and 15 year fixed rate mortgages. Residential lending represents the largest single component of our total portfolio.

The Company currently sells all of the fixed rate residential real estate loans it originates with terms of over 15 years except for certain long term fixed rate loans to borrowers in low to moderate income areas. Loans are originated for sale under forward rate commitments. The percentage of loans the Company sells will vary depending upon interest rates and our strategy for the management of interest rate risk. In May 2007, the Company began selling the majority of these loans without retaining the servicing, known as servicing-released, versus its previous practice of continuing to service loans that it sold to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and others. The Company also continues to service its portfolio of fixed rate loans sold prior to May 2007.

The retention of adjustable rate and shorter term fixed rate, as opposed to longer term, fixed rate residential mortgage loans in the portfolio helps reduce the Company's exposure to interest rate risk. However, adjustable rate mortgages generally pose credit risks different from the credit risks inherent in fixed rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. Management believes that these risks, which have not had a material adverse effect on the Company to date, generally are less onerous than the interest rate risks associated with holding long-term fixed rate loans in the loan portfolio. The Company's residential real estate loan purchase program purchases adjustable rate mortgages and fixed rate mortgages with terms of maturity of less than 15 years. The servicing for these loans is retained by the seller. These purchases were originally concentrated in the Northeast following underwriting standards no less stringent than that used for the organic residential loan portfolio, but has since expanded to locations across the United States based on an analysis of relevant state economic data and other considerations. Beginning in 2008, we tightened the underwriting guidelines for the program before deciding to reenter the secondary market for purchases due to volatility and unusual pricing in that market. The Company also purchases some fixed rate mortgages with terms greater than 15 years in low or moderate income areas within its Community Reinvestment Act assessment area.

Commercial Real Estate Loans

The Company makes commercial real estate loans throughout its market area for the purpose of acquiring, developing, constructing, improving or refinancing commercial real estate where the property is the primary collateral securing the loan, and the income generated from the property is the primary repayment source. Office buildings, light industrial, retail facilities or multi-family income properties, normally collateralize commercial real estate loans. These properties are located primarily in Connecticut and Massachusetts. Among the reasons for management's continued emphasis on commercial real estate lending is the desire to invest in assets with yields which are generally higher than yields on one- to four-family residential mortgage loans, and are more sensitive to changes in market interest rates. These loans typically have terms of up to 25 years and interest rates which adjust over periods of 3 to

10 years based on one of various rate indices. Over recent months, the spread advantage of commercial real estate loans to residential real estate loans has declined. While these conditions exist, the Company expects to reduce its origination of those commercial real estate loans with sub-residential pricing.

Commercial real estate lending generally poses a greater credit risk than residential mortgage lending to owner occupants. The repayment of commercial real estate loans depends on the business and financial condition of the borrower. Economic events and changes in government regulations, which the Company and its borrowers do not control, could have an adverse impact on the cash flows generated by properties securing commercial real estate loans and on the market value of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions and individual loans on commercial properties tend to be larger than individual loans on residential properties.

Construction Loans
The Company originates both residential and commercial construction loans. Typically loans are made to owner-borrowers who will occupy the properties (residential construction) and to licensed and experienced developers for the construction of single-family home developments (commercial construction).

The proceeds of commercial construction loans are disbursed in stages and the terms may require developers to pre-sell a certain percentage of the properties they plan to build before the Company will advance any construction financing. Company officers, appraisers and/or independent engineers inspect each project's progress before additional funds are disbursed to verify that borrowers have completed project phases.

Residential construction loans to owner-borrowers generally convert to a fully amortizing long-term mortgage loan upon completion of construction. Commercial construction loans generally have terms of six months to two years. Some construction to permanent loans have fixed interest rates for the permanent portion, but the Company originates mostly adjustable rate construction loans.

Construction lending, particularly commercial construction lending, poses greater credit risk than mortgage lending to owner occupants. The repayment of commercial construction loans depends on the business and financial condition of the borrower and on the economic viability of the project financed. A number of borrowers have more than one construction loan outstanding with the Company at any one time. Economic events and changes in government regulations, which the Company and its borrowers do not control, could have an adverse impact on the value of properties securing construction loans and on the borrower's ability to complete projects financed and, if not the borrower's residence, sell them for anticipated amounts at the time the projects commenced.

Commercial Loans
Commercial loans are primarily collateralized by equipment, inventory, accounts receivable and/or leases. Many of the Company's commercial loans are also collateralized by real estate, but are not classified as commercial real estate loans because such loans are not made for the purpose of acquiring, refinancing or constructing the real estate securing the loan. Commercial loans provide primarily working capital, equipment financing, financing for leasehold improvements and financing for expansion. The Company offers both term and revolving commercial loans. Term loans have either fixed or adjustable rates of interest and, generally, terms of between two and seven years. Term loans generally amortize during their life, although some loans require a balloon payment at maturity. Revolving commercial lines of credit typically have one or two-year terms, are renewable annually and have a floating rate of interest which are normally indexed to the Company's "base rate" of interest.

Commercial lending generally poses a higher degree of credit risk than real estate lending. Repayment of both secured and unsecured commercial loans depends substantially on the success of the borrower's underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is primarily dependent upon the success of the borrower's business. Secured commercial loans are generally collateralized by equipment, inventory, accounts receivable and leases. Compared to real estate, such collateral is more difficult to monitor, its value is more difficult to validate, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

At December 31, 2007, the Company's outstanding commercial loan portfolio included the following business sectors: manufacturing, professional services, wholesale trade, retail trade, transportation, educational and health services, contractors and real estate rental and leasing. Industry concentrations are reported quarterly to the Loan Committee of the Board of Directors.

Consumer Loans
The Company originates various types of consumer loans, including auto, mobile home, boat, educational and personal installment loans. However, approximately 95% of our consumer loan portfolio is comprised of home equity loans and lines of credit secured by one- to four-family owner-occupied properties. These loans are typically secured by second mortgages. Home equity loans have fixed

interest rates, while home equity lines of credit normally adjust based on the Company's base rate of interest. Consumer loans are originated through the branch network.

Credit Risk Management and Asset Quality

One of management's key objectives has been and continues to be to maintain a high level of asset quality. NewAlliance utilizes the following general practices to manage credit risk:

- Limiting the amount of credit that individual lenders may extend;
- Establishing a process for credit approval accountability;
- Careful initial underwriting and analysis of borrower, transaction, market and collateral risks;
- Ongoing servicing of individual loans and lending relationships;
- Continuous monitoring of the portfolio, market dynamics and the economy;
- Periodically reevaluating the Bank's strategy and overall exposure as economic, market and other relevant conditions change

NewAlliance's lending strategy, which focuses on relationship-based lending within our markets continues to produce excellent credit quality. As measured by relative levels of nonperforming assets, delinquencies, and net charge-offs, NewAlliance's asset quality has remained significantly better than industry published averages.

Credit Administration is independent of the lending groups, and is responsible for the completion of credit analyses for all loans above a specific threshold, for determining loan loss reserve adequacy and for preparing monthly and quarterly reports regarding the credit quality of the loan portfolio, which are submitted to senior management and the Board of Directors, to ensure compliance with the credit policy. In addition, Credit Administration is responsible for managing the reduction in nonperforming and classified assets. On a quarterly basis, the Criticized Asset Committee reviews commercial and commercial real estate loans that are risk rated Special Mention or worse, focusing on the current status and strategies to improve the credit.

The loan review function is outsourced to a third party to provide an evaluation of the creditworthiness of the borrower and the appropriateness of the risk rating classifications. The findings are then presented to the Loan Committee of the Board of Directors.

Trust Services

The Company provides a range of fiduciary and trust services and general investment management services to individuals, families and institutions. The Company will continue to emphasize the growth of its trust and investment management services to increase fee-based income. At December 31, 2007, Trust Services managed approximately 1,300 account relationships and had assets under management of $1.23 billion. These assets are not included in the Consolidated Financial Statements. For the years ended December 31, 2007, 2006 and 2005, revenues for this area were $6.8 million, $6.4 million and $4.8 million, respectively.

Brokerage, Investment Advisory and Insurance Services

Through its wholly owned subsidiary, NewAlliance Investments, Inc., member FINRA/SIPC, the Company offers securities services, including brokerage and investment advice and is a registered investment advisor with over 25 registered representatives offering customers an expansive array of investment products including stocks, bonds, mutual funds, fixed annuities, estate and retirement planning and life insurance. In March 2007, the Company acquired Connecticut Investment Management Inc., an investment advisory firm with $175.2 million of assets under management. These assets are not included in the Consolidated Financial Statements.

Investment Activities

The primary objective of the investment portfolio is to achieve a profitable rate of return on the investments over a reasonable period of time based on prudent management practices and sensible risk taking. The portfolio is also used to help manage the net interest rate risk position of the Company. As a tool to manage interest rate risk, the flexibility to utilize long term fixed rate investments is quite limited. In view of the Company's lending capacity and generally higher rates of return on loans, management prefers lending activities as its primary source of revenue with the securities portfolio serving a secondary role. The investment portfolio, however, is expected to continue to represent a significant portion of the Company's assets, and includes U.S. Government and Agency securities, mortgage-backed securities, collateralized mortgage obligations, asset backed securities, high quality corporate debt, municipal bonds and corporate equities. The portfolio will continue to serve the Company's liquidity needs as projected by management and as required by regulatory authorities. Also, during the first half of the year, the Company focused on using cash flows from available-for-sale and held-to-maturity mortgage-backed securities to fund the residential loan purchase program.

Sources of Funds

The Company uses deposits, repayments and prepayments of loans and securities, proceeds from sales of loans and securities and proceeds from maturing securities and borrowings to fund lending, investing and general operations. Deposits represent the Company's primary source of funds.

Deposits
The Company offers a variety of deposit accounts with a range of interest rates and other terms, which are designed to meet customer financial needs. The Federal Deposit Insurance Corporation ("FDIC") insures deposits up to certain limits (generally, $100,000 per depositor and $250,000 for certain retirement plan accounts). Retail and commercial deposits are received through the Company's banking offices. Additional deposit services provided to customers are ATM, telephone, Internet Banking and Internet Bill Pay.

Deposit flows are significantly influenced by economic conditions, the general level of interest rates and the relative attractiveness of competing deposit and investment alternatives. Deposit pricing strategy is monitored weekly by the Pricing Committee and results are reported monthly to the Asset/Liability Committee. When determining our deposit pricing, we consider strategic objectives, competitive market rates, deposit flows, funding commitments and investment alternatives, FHLB advance rates and rates on other sources of funds.

National, regional and local economic and credit conditions, changes in competitor money market, savings and time deposit rates, prevailing market interest rates and competing investment alternatives all have a significant impact on the level of the Company's deposits.

Borrowings
The Company is a member of the Federal Home Loan Bank ("FHLB") system which functions in a reserve credit capacity for regulated, federally insured depository institutions and certain other home financing institutions. Members of the system are required to own capital stock in the FHLB and are authorized to apply for advances on the security of their FHLB stock and certain home mortgages and other assets (principally securities, which are obligations of, or guaranteed by, the United States Government or its agencies) provided certain creditworthiness standards have been met. Under its current credit policies, the FHLB limits advances based on a member's assets, total borrowings and net worth. Long-term and short-term FHLB advances are utilized as a source of funding to meet liquidity and planning needs when the cost of these funds are favorable as compared to deposits or alternate funding sources.

Additional funding sources are available through securities sold under agreements to repurchase and the Federal Reserve Bank of Boston ("FRB").

Acquisitions

The Company's growth and increased market share have been achieved through both internal growth and acquisitions. The Company continually evaluates acquisition opportunities that would help meet our strategic objectives. NewAlliance will continue to pursue economically advantageous acquisitions of banks, asset managers and leasing and finance companies, and may pursue other strategic opportunities to grow existing businesses or expand into other related financial businesses. NewAlliance's acquisition strategy is focused on three primary objectives:

- A return on investment that exceeds the Bank's cost of capital;
- Earnings accretion and/or franchise enhancement;
- An appropriate trade off between tangible book value dilution and EPS accretion/franchise enhancement.

Since 2004 NewAlliance consummated acquisitions of four banking institutions, a non-depository trust company and a registered investment advisory firm. In the long-term NewAlliance expects to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or NewAlliance common stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on NewAlliance's earnings. In addition, acquisitions often result in front-end charges against earnings; however, cost savings and revenue enhancements, are also typically anticipated.

In 2007 acquisitions included Westbank Corporation ("Westbank") and Connecticut Investment Management, Inc. ("CIMI") which were completed in January 2007 and March 2007, respectively. The results of operations of Westbank and CIMI are included in the Consolidated Financial Statements for periods subsequent to the date of acquisition.

Subsidiary Activities

NewAlliance Bancshares, Inc. is a bank holding company and currently has the following wholly-owned subsidiaries. The Company has not participated in asset securitizations.

Alliance Capital Trust I and **Alliance Capital Trust II** were organized by Alliance Bancorp of New England, Inc. ("Alliance") to facilitate the issuance of "trust preferred" securities. The Company acquired these subsidiaries when it acquired Alliance. The Company's debt to Alliance Capital Trust I and II is recorded as "Junior Subordinated Debentures issued to affiliated trusts" in Note 10 of the Notes to Consolidated Financial Statements contained elsewhere in this report, and amounted to a total of $7.4 million at December 31, 2007.

Westbank Capital Trust II and Westbank Capital Trust III were organized by Westbank solely for the purpose of trust preferred financing. The Company acquired these subsidiaries when it acquired Westbank on January 2, 2007. The Company's debt to Westbank Capital Trust II and III is recorded as "Junior Subordinated Debentures issued to affiliated trusts" in Note 10 of the Notes to Consolidated Financial Statements contained elsewhere in this report, and amounted to a total of $17.5 million at December 31, 2007.

NewAlliance Bank is a Connecticut chartered capital stock savings bank and also has the following wholly-owned subsidiaries all of which are incorporated in Connecticut.

NewAlliance Bank Community Development Corporation ("CDC") was organized in 1999 pursuant to a federal law which encourages the creation of such bank subsidiaries to further community development programs. The CDC has been funded with $7.5 million in cash to provide flexible capital for community development and neighborhood revitalization. The Bank intends to provide additional funding to the CDC, up to $10.0 million in total, as the funds can be utilized. The CDC investments can be in the form of equity, debt or mezzanine financing. Current investments include artist housing, affordable housing loan pools, equity investments in downtown real estate development and small business development funds. Fairbank Corporation is a wholly-owned subsidiary of the CDC. Fairbank Corporation owns a 121 unit apartment building in New Haven, Connecticut. The building includes tenants eligible for federal "Section 8" housing cost assistance and a branch of the Bank. Fairbank Corporation was formed and the investment made in 1971 to further the Bank's commitment to the New Haven community.

The Loan Source, Inc. is used to hold certain real estate that we may acquire through acquisitions or foreclosure and other collection actions and investments in certain limited partnerships. The Loan Source, Inc. currently has no such foreclosure property under ownership. The subsidiary does have an investment in a limited partnership and ownership of several properties previously owned by a subsidiary of Westbank.

NewAlliance Servicing Company operates as the Bank's passive investment company ("PIC"). A 1998 Connecticut law allows for the creation of PICs. A properly created and maintained PIC allows the Bank to contribute its real estate loans to the PIC where they are serviced. The PIC does not recognize income generated by the PIC for the purpose of Connecticut business corporations' tax, nor does the Bank recognize income for these purposes on the dividends it receives from the PIC. Since its establishment in 1998, the PIC has allowed the Bank, like many other banks with Connecticut operations, to experience substantial savings on the Connecticut business corporations tax that otherwise would have applied.

NewAlliance Investments, Inc. offers brokerage and investment advisory services and fixed annuities and other insurance products to its customers. NewAlliance Investments, Inc. is a registered broker-dealer, registered investment advisor and is a member of FINRA/SIPC.

Employees

At December 31, 2007, the Company had 1,217 employees consisting of 979 full-time and 238 part-time employees. None of the employees were represented by a collective bargaining group. The Company maintains a comprehensive employee benefit program providing, among other benefits, group medical and dental insurance, life insurance, disability insurance, a pension plan, an employee 401(k) investment plan and an employee stock ownership plan. Management considers relations with its employees to be good. See

Notes 11 and 12 of the Notes to Consolidated Financial Statements contained elsewhere within this report for additional information on certain benefit programs.

Market Area

The Company is headquartered in New Haven, Connecticut in New Haven County. The Company has 88 banking offices located throughout New Haven, Middlesex, Hartford, Tolland, Windham and Fairfield Counties in Connecticut and Hampden and Worcester Counties in Massachusetts. The Company's primary deposit gathering area consists of the communities and surrounding towns that are served by its branch network. The Company's primary lending area is much broader than its deposit gathering area and includes the entire State of Connecticut and Central and Western Massachusetts, although most of the Company's loans are made to borrowers in its primary deposit gathering area.

Economy

Many analysts are now predicting the U.S. Economy will have limited or flat growth or will experience a recession in the near term. The deterioration in the economy was due in part to the sub prime housing crisis which surfaced in mid-2007 and the subsequent tightening of credit markets, an increase in energy costs, rising consumer prices, growing personal debt and a weakening U.S. dollar abroad. The economic slowdown is particularly being felt in the housing market as housing starts and new home sales are down and loan delinquencies and foreclosures have risen. To help stabilize the economy, the Federal Reserve Board drastically reduced interest rates during the beginning of 2008.

The Northeast, and specifically Connecticut, has not been hit as hard as other parts of the country although we expect Connecticut will see a slow down in its economy in 2008. On the positive side, Connecticut has low unemployment and attractive demographics. The housing market did not get overbuilt, real estate pricing appreciation was not over heated and unemployment levels remained slightly below the national average.

Competition

The Company is subject to strong competition from banks and other financial institutions, including savings and loan associations, commercial banks, finance and mortgage companies, credit unions, consumer finance companies, brokerage firms and insurance companies. Certain of these competitors are larger financial institutions with substantially greater resources, lending limits, larger branch systems and a wider array of commercial banking services than NewAlliance. Competition from both bank and non-bank organizations is expected to continue.

The banking industry is also experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Technological advances are likely to increase competition by enabling more companies to provide cost effective products and services.

The Company faces substantial competition for deposits and loans throughout its market areas. The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations, automated services and office hours. Competition for deposits comes primarily from other savings institutions, commercial banks, credit unions, mutual funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized service. Competition for origination of first mortgage loans comes primarily from other savings institutions, mortgage banking firms, mortgage brokers, commercial banks and insurance companies. Competition is likely to further increase due to the entrance of non-traditional lending financial service providers such as internet based lenders and insurance and securities companies. Competition for deposits, for the origination of loans and for the provision of other financial services may limit the Company's future growth.

Regulation and Supervision

General

The Company is required to file reports and otherwise comply with the rules and regulations of the FRB, the Connecticut Banking Commissioner and the Securities and Exchange Commission ("SEC") under the Federal securities laws.

The Bank is subject to extensive regulation by the Connecticut Department of Banking, as its chartering agency, and by the Federal Deposit Insurance Corporation ("FDIC"), as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Department of Banking concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers.

In addition to federal and state banking laws and regulations, NewAlliance and certain of its subsidiaries including those that engage in brokerage, investment advisory and insurance activities, are subject to other federal and state laws and regulations. Changes in these laws and regulations are frequently introduced at both the federal and state levels. The likelihood and timing of any such changes and the impact such changes might have on NewAlliance and its subsidiaries are impossible to determine with certainty.

The following discussion of the laws and regulations material to the operations of the Company and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations. Any change in such regulations, whether by the Department of Banking, the FDIC, the SEC or the FRB, could have a material adverse impact on the Bank or the Company.

Holding Company Regulation

NewAlliance Bancshares, Inc. is a registered bank holding company under the Bank Holding Company Act ("BHCA") and is subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. The Connecticut Banking Commissioner will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Connecticut Banking Commissioner waives this five-year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

Bank holding companies must obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers' checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

<u>Dividends</u>

The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

<u>Financial Modernization</u>

The Gramm-Leach-Bliley Act ("GLBA") permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company". A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. The Company has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Under GLBA, all financial institutions are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties and to protect customer data from unauthorized access. In addition, the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act") includes many provisions concerning national credit reporting standards, and permits consumers, including customers of NewAlliance, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission are granted extensive rulemaking authority under the FACT Act, and NewAlliance Bank and its affiliates are subject to those provisions. NewAlliance has developed policies and procedures for itself and its subsidiaries, including NewAlliance Bank, and believes it is in compliance with all privacy, information sharing, and notification provisions of GLBA and the FACT Act.

Connecticut Banking Laws and Supervision

NewAlliance Bank is a state-chartered savings bank under Connecticut law and as such is subject to regulation and examination by the Commissioner and the Department of Banking of the State of Connecticut. The Department of Banking regulates savings banks, among other financial institutions, for compliance with the laws and regulations of the State of Connecticut, as well as the appropriate rules and regulations of federal agencies. The approval of the Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the Commissioner, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

Lending Activities

Connecticut banking laws grant savings banks broad lending authority, generally identical to commercial banks. With certain limited exceptions, total secured and unsecured loans made to any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank's equity capital and reserves for loan and lease losses.

Dividends

The Bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by the Bank in any year may not exceed the sum of its net profits for the year in question combined with its retained net profits from the preceding two years, unless the Commissioner approves the larger dividend. Federal law also prevents the Bank from paying dividends or making other capital distributions that would cause it to become "undercapitalized." The FDIC may limit the Bank's ability to pay dividends. No dividends may be paid to the Bank's stockholders if such dividends would reduce stockholders' equity below the amount of the liquidation account required by the Connecticut conversion regulations.

Powers

Connecticut law permits Connecticut banks to sell insurance and fixed- and variable-rate annuities if licensed to do so by the Connecticut Insurance Commissioner. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act ("BHCA") or the Home Owners' Loan Act ("HOLA"), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner, unless the Commissioner disapproves the activity.

Assessments

Connecticut banks are required to pay annual assessments to the Connecticut Department of Banking to fund the Department's operations. The general assessments are paid pro-rata based upon a bank's asset size.

Enforcement
Under Connecticut law, the Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Commissioner's enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

Federal Regulations

Capital Requirements
Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as NewAlliance Bank, are required to comply with minimum leverage capital requirements. If the FDIC determines that an institution is not anticipating or experiencing significant growth and is, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.

State non-member banks, such as the Bank, must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The Federal Deposit Insurance Corporation Improvement Act (the "FDICIA") required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

As a bank holding company, the Company is subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks.

Prompt Corrective Regulatory Action
Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories:

- Well capitalized – at least 5% leverage capital, 6% tier one risk based capital and 10% total risk based capital.
- Adequately capitalized – at least 4% leverage capital, 4% tier one risk based capital and 8% total risk based capital.
- Undercapitalized – less than 4% leverage capital, 4% tier one risk based capital and less than 8% total risk based capital. "Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized.
- Significantly undercapitalized – less than 3% leverage capital, 3% tier one risk based capital and less than 6% total risk-based capital. "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce

total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company.

- Critically undercapitalized – less than 2% tangible capital. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

As of December 31, 2007, NewAlliance Bank was "well capitalized".

Transactions with Affiliates

Under federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). In a holding company context, at a minimum, the parent holding company of a bank and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and by requiring that such transactions be on terms that are consistent with safe and sound banking practices.

Further, Section 22(h) of the FRA restricts loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Enforcement

The FDIC has extensive enforcement authority over insured banks, including NewAlliance Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

Insurance of Deposit Accounts

NewAlliance deposit accounts are insured by the FDIC up to applicable legal limits.

The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from five basis points for the strongest institution to 43 basis points for the weakest. The FDIC may adjust rates up or down by 3 basis points from the base rate schedule without further notice-and-comment rulemaking, provided that any single adjustment from one quarter to the next cannot change rates more than 3 basis points. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank. In November 2006, the FDIC Board of Directors approved a final rule to implement a One-Time Assessment Credit, as required by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). For 2007 assessment periods, effective with the June 2007 invoice, credits were used to fully offset the Bank's assessment. For assessment periods beginning in 2008-2010, credits may not be applied to more than 90 percent of an institution's assessment.

In addition, FDIC insured institutions are required to pay assessments to the Federal Deposit Insurance Corporation at an annual rate of approximately 0.0114 of insured deposits to fund interest payments on bonds issued by the Financing Corporations ("FICO"), an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019. The FICO assessment rate is adjusted quarterly to reflect changes in the assessment bases of the fund based on quarterly Call Report and Thrift Financial Report submissions.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Reserve System

The FRB regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $43.9 million or less (which may be adjusted by the FRB) the reserve requirement is 3%; and for amounts greater than $43.9 million, 10% (which may be adjusted by the FRB between 8% and 14%), against that portion of total transaction accounts in excess of $43.9 million. The first $9.3 million of otherwise reservable balances (which may be adjusted by the FRB) are exempted from the reserve requirements. The Bank is in compliance with these requirements.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Member institutions are required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year and 4.5% of its advances (borrowings) from the Federal Home Loan Bank. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2007 of $113.8 million. At December 31, 2007, the Bank had approximately $2.13 billion in Federal Home Loan Bank advances.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, a member bank affected by such reduction or increase would likely experience a reduction in its net interest income. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the Federal Home Loan Bank stock held by the Bank.

Other Regulation

Sarbanes-Oxley Act of 2002

The stated goals of the Sarbanes-Oxley Act of 2002 ("SOX") are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

SOX addresses, among other matters, audit committees; certification of financial statements and internal controls by the Chief Executive Officer and Chief Financial Officer; the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; a prohibition on insider trading during pension plan black out periods; disclosure of off-balance sheet transactions; a prohibition on certain loans to directors and officers; expedited filing requirements for Forms 4; disclosure of a code of ethics and filing a Form 8-K for significant changes or waivers of such code; "real time" filing of periodic reports; the formation of a public accounting oversight board; auditor independence; and various increased criminal penalties for violations of securities laws. The SEC has enacted rules to implement various provisions of SOX.

USA PATRIOT Act

Under Title III of the USA PATRIOT Act, all financial institutions are required to take certain measures to identify their customers, prevent money laundering, monitor customer transactions and report suspicious activity to U.S. law enforcement agencies. Financial institutions also are required to respond to requests for information from federal banking regulatory authorities and law enforcement agencies. Information sharing among financial institutions for the above purposes is encouraged by an exemption granted to complying financial institutions from the privacy provisions of GLBA and other privacy laws. Financial institutions that hold correspondent accounts for foreign banks or provide private banking services to foreign individuals are required to take measures to avoid dealing with certain foreign individuals or entities, including foreign banks with profiles that raise money laundering concerns, and are prohibited from dealing with foreign "shell banks" and persons from jurisdictions of particular concern. The primary federal banking regulators and the Secretary of the Treasury have adopted regulations to implement several of these provisions. All financial institutions also are required to establish internal anti-money laundering programs. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act or the BHCA. NewAlliance has in place a Bank Secrecy Act and USA PATRIOT Act compliance program, and engages in very few transactions of any kind with foreign financial institutions or foreign persons.

Community Reinvestment Act and Fair Lending Laws

NewAlliance has a responsibility under the Community Reinvestment Act of 1977 ("CRA") to help meet the credit needs of our communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. In connection with its examination, the FDIC assesses our record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit discrimination in lending practices on the basis of characteristics specified in those statutes. Our failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on our activities. Our failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions against us by the FDIC as well as other federal regulatory agencies and the Department of Justice. The Bank's latest FDIC CRA rating was "satisfactory".

New York Stock Exchange Disclosure

The annual certification of NewAlliance's Chief Executive Officer required to be furnished to the New York Stock Exchange pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was previously filed with the New York Stock Exchange on May 22, 2007.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and their Notes presented within this document have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires the measurement of financial position and operating results in terms of historical dollar amounts without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike the assets and liabilities of industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Statistical Disclosure by Bank Holding Companies

The following information required by Securities Act Guide 3 "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.

		Page
I.	Distribution of Assets, Liabilities and Stockholder Equity; Interest Rates and Interest Differential	32-34
II.	Investment Portfolio	38-39
III.	Loan Portfolio	40-41
IV.	Summary of Loan Loss Experience	41-45
V.	Deposits	45-46
VI.	Return on Equity and Assets	24
VII.	Short-Term Borrowings	n/a

Availability of Information

NewAlliance makes available free of charge on our website (*http://www.newalliancebank.com)*, our annual report on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as practicable after we electronically file such reports with or furnish it to the Securities and Exchange Commission ("SEC"). NewAlliance is an electronic filer and as such reports filed with the SEC are also available on their website (http://www.sec.gov). The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room, 100 F Street, NE, Washington, DC 20549. Information about the Public Reference Room can be obtained by calling 1-800-SEC-0330. Information on our website is not incorporated by reference into this report. Investors are encouraged to access these reports and the other information about our business and operations on our website.

Item 1A. Risk Factors

An investment in our common stock involves certain risks inherent to our business. The material risks and uncertainties that management believes affect the Company are described below. To understand these risks and to evaluate an investment in our common stock, you should read this entire report, including the following risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly.

Changes in Interest Rates and Spreads Could Have an Impact on Earnings and Results of Operations, Which Could Have a Negative Impact on The Value of NewAlliance Stock.
NewAlliance's earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of interest rate spreads, meaning the difference between interest rates earned on loans and investments and the interest rates paid on deposits and borrowings, could adversely affect NewAlliance's earnings and financial condition. The Company cannot predict with certainty or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Federal Reserve Board, affect interest income and interest expense. The Company has ongoing policies and procedures designed to manage the risks associated with changes in market interest rates.

However, changes in interest rates still may have an adverse effect on NewAlliance's profitability. For example, high interest rates could also affect the amount of loans that we originate, because higher rates could cause customers to apply for fewer mortgages, or cause depositors to shift funds from accounts that have a comparatively lower cost, to accounts with a higher cost or experience customer attrition due to competitor pricing. If the cost of interest-bearing deposits increases at a rate greater than the yields on interest-earning assets increase, net interest income will be negatively affected. Changes in the asset and liability mix may also affect net interest income. Similarly, lower interest rates cause higher yielding assets to prepay and floating or adjustable rate assets to reset to lower rates. If the Bank is not able to reduce its funding costs sufficiently, due to either competitive factors or the maturity schedule of existing liabilities, then the Bank's net interest margin will decline.

NewAlliance's Business Strategy of Growth Through Acquisitions Could Have an Impact on Earnings and Results of Operations That May Negatively Impact the Value of NewAlliance Stock.
In recent years, NewAlliance has focused, in part, on acquisitions. Over the past four years, the Company has acquired four banking institutions, a non-depository trust company and a registered investment advisory firm. From time to time in the ordinary course of business, the Company engages in preliminary discussions with potential acquisition targets. As of the date of this filing, there are no binding or definitive agreements, plans, arrangements, or understandings for such acquisitions by the Company. Although our business strategy includes both internal expansion and acquisitions, there can be no assurance that, in the future, we will successfully identify suitable acquisition candidates, complete acquisitions successfully, integrate acquired operations into our existing operations or expand into new markets. Further, there can be no assurance that acquisitions will not have an adverse effect upon our operating results while the operations of the acquired businesses are being integrated into our operations. In addition, once integrated, acquired operations may not achieve levels of profitability comparable to those achieved by our existing operations, or otherwise perform as expected. Further, transaction-related expenses may adversely affect our earnings. These adverse effects on our earnings and results of operations may have a negative impact on the value of our stock.

If The Goodwill That The Company Has Recorded in Connection With Its Acquisitions Becomes Impaired, It Could Have a Negative Impact on The Company's Profitability.
Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2007, the Company had approximately $531.2 million of goodwill on its balance sheet. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on NewAlliance's financial conditions and results of operations.

NewAlliance May Experience Higher Levels of Loan Losses Due to Recent Growth.
NewAlliance's growth strategy depends on generating an increasing level of loans to produce an acceptable return to our stockholders. We will also need to accomplish this loan growth while maintaining low loan losses in our portfolio. We expect growth to occur in markets that are relatively new to us, including central and western Massachusetts through our recent acquisition of Westbank. As such, NewAlliance's allowance for loan losses may need to be increased, or may be deemed insufficient by various regulatory agencies. Such agencies may require the Bank to recognize an increase to the allowance for loan losses. Any increases in the

allowance for loan losses will result in a decrease in net income and, possibly capital, and may have a material adverse effect on NewAlliance's financial condition and results of operations. See the sections titled "Allowance for Loan Losses" and "Classification of Assets and Loan Review" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, located elsewhere in the Report for further discussion related to the process for determining the appropriate level of the allowance for loan losses.

NewAlliance May Experience Higher Levels of Loan Losses Due to Economic Conditions.
NewAlliance's business is subject to periodic fluctuations based on national and local economic conditions. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on the Company's operations and financial condition. For example, recent declines in housing activity including declines in building permits, housing starts and home prices may make it more difficult for our borrowers to sell their homes or refinance their debt. Sales may also slow, which could strain the resources of real estate developers and builders. Many analysts are now predicting the U.S. Economy is in or will experience a recession in the near term. This could affect employment levels and the ability of our borrowers to service their debt. The Bank may suffer higher loan losses as a result of these factors and the resulting impact on our borrowers.

Strong Competition Within NewAlliance's Market Areas May Limit Growth and Profitability.
Competition in the banking and financial services industry is intense. In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. As we grow, we will be expanding into market areas where we may not be as well known as other institutions that have been operating in those areas for some time. In addition, regional, super regional and national interstate banking institutions have become increasingly active in our market areas. Many of these competitors, in particular the regional, super regional and national institutions, have substantially greater resources and lending limits than we have and may offer certain services that we do not or cannot efficiently provide. Our profitability depends upon our continued ability to successfully compete in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to grow profitably.

NewAlliance May Not Pay You Dividends if NewAlliance is Not Able to Receive Dividends From Its Subsidiary, NewAlliance Bank.
Cash dividends from NewAlliance Bank and our liquid assets are our principal sources of funds for paying cash dividends on our common stock. Unless we receive dividends from NewAlliance Bank or choose to use our liquid assets, we may not be able to pay dividends. NewAlliance Bank's ability to pay us dividends is subject to its ability to earn net income and to meet certain regulatory requirements.

NewAlliance is Subject To Extensive Government Regulation and Supervision
NewAlliance, primarily through NewAlliance Bank and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not stockholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. While NewAlliance has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section captioned "Supervision and Regulation" in Item 1. of this report for further information.

NewAlliance May Not Be Able To Attract and Retain Skilled People
NewAlliance's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the business because of their skills, knowledge of the market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

NewAlliance Continually Encounters Technological Change
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology can increase efficiency and enable financial institutions to better serve customers and to reduce costs. However, some new technologies needed to compete effectively result in incremental operating costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of the

Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, its financial condition and results of operations.

NewAlliance's Controls and Procedures May Fail or Be Circumvented
Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

Customer Information May be Obtained and Used Fraudulently
Risk of theft of customer information resulting from security breaches by third parties exposes the Company to reputation risk and potential monetary loss. The Company has exposure to fraudulent use of our customer's personal information resulting from its general business operations and through customer use of financial instruments, such as debit cards. If a breach in security does occur in the marketplace and the financial data of our customers is compromised, the Company will react as quickly as possible to protect customer accounts and limit potential losses to the Company.

NewAlliance's Stock Price Can be Volatile.
NewAlliance's stock price can fluctuate widely in response to a variety of factors including:

- actual or anticipated variations in quarterly operating results;
- recommendations by securities analysts;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company's competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- operating and stock price performance of other companies that investors deem comparable to NewAlliance;
- news reports relating to trends, concerns and other issues in the financial services industry;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations could also cause NewAlliance's stock price to decrease regardless of the Company's operating results.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company conducts business from its executive offices at 195 Church Street, New Haven, Connecticut and its 76 banking offices located in Connecticut and 12 banking offices located in Massachusetts. Of the 88 banking offices, 30 are owned and 58 are leased. Lease expiration dates range from 5 months to 14 years with renewal options of 5 to 60 years.

The following table sets forth certain information with respect to our offices:

County	Number of Banking Offices
Connecticut:	
New Haven	28
Middlesex	7
Hartford	16
Tolland	12
Windham	6
Fairfield	7
Massachusetts:	
Worcester	1
Hampden	11
Total	88

The total net book value of properties and equipment at December 31, 2007 was $61.9 million. For additional information regarding our premises and equipment and lease obligations, see Notes 6 and 14 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

NewAlliance is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. NewAlliance believes that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial condition and results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol "NAL". The following table sets forth the high and low prices of our common stock and the dividends declared per share of common stock for the periods indicated.

	Market Price		Dividends Declared
2007	High	Low	Per Share
First Quarter	$ 16.56	$ 15.67	$ 0.060
Second Quarter	16.85	14.72	0.065
Third Quarter	15.31	13.35	0.065
Fourth Quarter	15.40	11.33	0.065

	Market Price		Dividends Declared
2006	High	Low	Per Share
First Quarter	$ 14.77	$ 14.00	$ 0.055
Second Quarter	14.59	13.68	0.060
Third Quarter	14.82	13.84	0.060
Fourth Quarter	16.86	14.71	0.060

Holders

As of January 31, 2008, there were 108,741,712 shares of common stock outstanding, which were held by approximately 11,721 holders of record. The number of stockholders of record was determined by American Stock Transfer and Trust Company. Such number of record holders does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms, and other nominees.

Dividends

The Company began paying quarterly dividends in 2004 on its common stock and currently intends to continue to do so in the foreseeable future. The Company's ability to pay dividends depends on a number of factors, however, including the ability of the Bank to pay dividends to the Company under federal laws and regulations, and as a result there can be no assurance that dividends will continue to be paid in the future. See the section captioned "Supervision and Regulation" in Item 1. of this report for further information.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding equity-based compensation awards outstanding and available for future grants as of December 31, 2007, segregated between equity-based compensation plans approved by the stockholders and equity-based compensation plans not approved by stockholders, is presented in the table below.

Plan category	Number of securities to be issued upon exercises of outstanding options, warants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by security stockholders	8,537,660	$ 14.40	4,112,446	(1)
Equity compensation plans not approved by security stockholders	-		-	
Total	8,537,660	$ 14.40	4,112,446	

(1) This figure includes 2,871,464 shares that may be issued pursuant to options presently authorized but unissued, and 1,240,982 shares that may be issued as restricted stock, all in accordance with the 2005 Long-Term Compensation Plan approved by the Company's stockholders in April 2005.

Recent Sales of Unregistered Securities; Use of Proceeds From Registered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

The following table sets forth information about the Company's stock repurchases for the three months ended December 31, 2007. Management may engage in future share repurchases as market conditions warrant.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares purchased	Average Price Paid per Share (includes commission)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2007	96,215	$ 13.43	96,215	7,527,784
November 1 - 30, 2007	2,670,871	12.81	2,670,871	4,856,913
December 1-31, 2007	-	-	-	4,856,913
Total	2,767,086	$ 12.83	2,767,086	

On January 31, 2006, a second stock repurchase plan was announced and provides for the repurchase of up to 10.0 million shares of common stock of the Company. There is no set expiration date for this plan.

The first stock repurchase plan was completed in March 2006, under which the Company repurchased approximately 10.7 million shares of common stock at a weighted average price of $14.55 per share.

Stock Performance Graph

The following graph compares the cumulative total return on the common stock for the period beginning April 1, 2004, the date on which NewAlliance common stock commenced trading, as reported by NASDAQ or NYSE through December 31, 2007, with (i) the cumulative total return on the S&P 500 Index and (ii) the cumulative total return on the Keefe, Bruyette & Woods, Inc. 50 Index for the period.

This graph assumes the investment of $100 on April 1, 2004 in our common stock (at the initial public offering price of $10.00 per share), the S&P 500 Index and the Keefe, Bruyette & Woods, Inc 50 Index and assumes that dividends are reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG NEWALLIANCE BANCSHARES,
S&P 500 INDEX AND KBW 50 INDEX


180.00
160.00
140.00
120.00
100.00
80.00
4/01/04
12/31/04
12/31/05
12/31/06
12/31/07
NAL
S & P 500
K B W 50

Total Return Indices	Period Ending 4/01/04	12/31/04	12/31/05	12/31/06	12/31/07
NewAlliance Bancshares, Inc.	100.00	154.05	150.60	164.86	137.36
S & P 500	100.00	108.09	111.87	127.68	132.82
K B W 50	100.00	104.79	103.68	120.93	90.86

Source: Bloomberg and Keefe, Bruyette & Woods, Inc

Item 6. Selected Financial Data

The following tables contain certain information concerning the financial position and results of operations of the Company at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and related notes. Effective December 31, 2003, the Company changed its fiscal year end from March 31 to December 31. Data for the twelve months ended December 31, 2003 and the nine months ended December 31, 2002 are being shown for comparability purposes.

On April 1, 2004, the Bank completed its conversion from a state-chartered mutual bank to a state-chartered stock bank. Concurrent with the conversion, the Company completed its acquisitions of two banking institutions and subsequent acquisitions have also been completed. Accordingly, Selected Financial Data includes the effect of those transactions. See Note 3 of the Notes to Consolidated Financial Statements for additional information related to the most recent transactions.

Additionally, in July 2007 a restructuring of part of the available-for-sale securities portfolio was completed. A recognized loss in the amount of $28.3 million, or $18.4 million net of tax, was recorded to non-interest income as a result of this restructuring. Select Financial Data includes the effect of this transaction at and for the year ended December 31, 2007. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

(In thousands, except per share data)	For the Year Ended December 31, 2007	2006	2005	2004	For the Twelve Months Ended December 31, 2003	For the Nine Months Ended December 31, 2003	2002
Selected Operating Data							
Interest and dividend income	$ 403,280	$ 331,032	$ 276,570	$ 208,032	$ 104,570	$ 77,867	$ 90,111
Interest expense	228,243	161,451	100,461	61,812	30,396	22,259	31,479
Net interest income before provision for loan losses	175,037	169,581	176,109	146,220	74,174	55,608	58,632
Provision for loan losses	4,900	500	400	600	-	-	-
Net interest income after provision for loan losses	170,137	169,081	175,709	145,620	74,174	55,608	58,632
Non-interest income	31,165	51,631	45,524	35,746	17,774	12,242	13,075
Contribution to the Foundation	-	-	-	40,040	-	-	-
Conversion and merger related charges	2,523	3,389	2,156	17,591	4,032	4,022	-
Other non-interest expense	159,923	144,717	139,084	119,142	60,908	45,763	44,410
Income before provision for income taxes	38,856	72,606	79,993	4,593	27,008	18,065	27,297
Income tax provision	15,063	23,769	27,394	524	9,091	5,989	9,260
Net income	$ 23,793	$ 48,837	$ 52,599	$ 4,069	$ 17,917	$ 12,076	$ 18,037

	2007	2006	2005	For the period April 1 through December 31, 2004 (1)
Basic and diluted earnings per share	$ 0.23	$ 0.49	$ 0.50	$ 0.02
Weighted-average shares outstanding				
Basic	103,146	99,981	105,110	106,520
Diluted	103,582	100,484	105,517	106,520
Dividends per share	$ 0.255	$ 0.235	$ 0.21	$ 0.08

(In thousands)	At December 31, 2007	2006	2005	2004	2003
Selected Financial Data					
Total assets	$ 8,210,984	$ 7,247,696	$ 6,561,402	$ 6,264,138	$ 2,536,797
Loans (2)	4,727,969	3,822,876	3,276,706	3,144,657	1,307,525
Allowance for loan losses	43,813	37,408	35,552	36,163	17,669
Short-term investments	51,962	28,077	46,497	100,000	13,000
Investment securities	2,491,493	2,480,311	2,455,205	2,283,701	1,120,046
Goodwill	531,191	454,258	425,001	417,872	564
Identifiable intangible assets	53,316	49,403	52,016	55,438	146
Deposits	4,373,665	3,900,667	3,798,112	3,702,012	1,814,684
Borrowings	2,355,504	1,903,864	1,380,755	1,064,816	277,681
Stockholders' equity	1,407,107	1,362,305	1,310,868	1,416,372	406,001
Nonperforming loans (3)	16,386	12,468	7,391	10,233	5,489
Nonperforming assets (4)	17,283	12,468	7,391	10,233	5,512

	For the Year Ended December 31,				At or For the Twelve Months Ended December 31,	At or For the Nine Months Ended December 31,	
	2007	2006	2005	2004	2003	2003	2002
Selected Operating Ratios and Other Data							
Performance Ratios (5)							
Average yield on interest-earning assets	5.71 %	5.31 %	4.79 %	4.24 %	4.47 %	4.40 %	5.33 %
Average rate paid on interest-bearing liabilities	3.80	3.16	2.20	1.59	1.66	1.61	2.36
Interest rate spread (6) (8)	1.91	2.15	2.59	2.65	2.81	2.79	2.97
Net interest margin (7) (8)	2.48	2.72	3.05	2.98	3.17	3.14	3.47
Ratio of interest-bearing assets to interest-bearing liabilities	117.63	121.99	126.65	125.82	127.92	128.06	126.77
Ratio of net interest income after provision for loan losses to non-interest expense	104.73	114.16	124.40	82.39	114.22	111.70	132.02
Non-interest expense as a percent of average assets	2.04	2.12	2.18	3.24	2.67	2.71	2.53
Return on average assets	0.30	0.70	0.81	0.07	0.74	0.66	1.03
Return on average equity	1.69	3.65	3.76	0.36	4.48	4.01	6.50
Ratio of average equity to average assets	17.63	19.13	21.57	20.87	16.46	16.40	15.84
Non-GAAP Ratio							
Efficiency ratio (9)	69.95	67.39	63.56	97.32	69.46	71.41	60.76
Regulatory Capital Ratios							
Leverage capital ratio	10.92	13.20	14.31	16.32	16.10	16.10	16.05
Tier 1 capital to risk-weighted assets	18.60	22.71	24.99	26.98	26.95	26.95	26.64
Total risk-based capital ratio	19.58	23.67	26.02	28.22	28.15	28.15	27.89
Asset Quality Ratios							
Nonperforming loans as a percent of total loans (2) (3)	0.35	0.33	0.23	0.33	0.42	0.42	0.39
Nonperforming assets as a percent of total assets (4)	0.21	0.17	0.11	0.16	0.22	0.22	0.19
Allowance for loan losses as a percent of total loans	0.93	0.98	1.08	1.15	1.35	1.35	1.64
Allowance for loan losses as a percent of non-performing loans	267.38	300.03	481.02	353.40	321.90	321.90	416.94
Net loan charge-offs as a percent of average interest-earning assets	0.03	0.01	0.02	0.07	0.07	0.05	0.07

(1) Earnings per share for 2004 were calculated using net income and weighted-average shares outstanding from the date of conversion, April 1, 2004, through December 31, 2004. Net income for this nine-month period was $2.1 million. Earnings per share for all prior periods are not presented as the Company had no shares outstanding until the second quarter of 2004.

(2) Loans are stated at their principal amounts outstanding, net of deferred loan fees and costs and net unamortized premium on acquired loans.

(3) Nonperforming loans include loans for which the Company does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest and renegotiated loans due to a weakening in the financial condition of the borrower.

(4) Nonperforming assets consist of nonperforming loans and other real estate owned.

(5) Performance ratios are based on average daily balances during the periods indicated and are annualized where appropriate. Regulatory Capital Ratios and Asset Quality Ratios are end-of-period ratios.

(6) Interest rate spread represents the difference between the weighted average yield on average interest-bearing assets and the weighted average cost of average interest-bearing liabilities.

(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) No tax equivalent adjustments were made due to the fact that ratio would not be materially different.

(9) The efficiency ratio represents the ratio of non-interest expenses, net of OREO expenses, to the sum of net interest income and non-interest income, excluding security and limited partnership gains or losses. The efficiency ratio is not a financial measurement required by accounting principles generally accepted in the United States of America. However, management believes such information is useful to investors in evaluating company performance.

<u>Item 7.</u> Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand NewAlliance Bancshares, Inc., our operations and our present business environment. We believe transparency and clarity are the primary goals of successful financial reporting. We remain committed to increasing the transparency of our financial reporting, providing our stockholders with informative financial disclosures and presenting an accurate view of our financial disclosures and presenting an accurate view of our financial position and operating results.

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting and concluded that such control was effective as of December 31, 2007. Management's report on the effectiveness of our internal control over financial reporting is included in Item 8, Financial Statements and Supplementary Data, of this report.

MD&A is provided as a supplement to—and should be read in conjunction with—our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8, Financial Statements and Supplementary Data of this report. This overview summarizes the MD&A, which includes the following sections:

• *Our Business* — a general description of our business, our objectives and the challenges and risks of our business.

• *Critical Accounting Estimates* — a discussion of accounting estimates that require critical judgments and estimates.

• *Operating Results* — an analysis of our Company's consolidated results of operations for the three years presented in our Consolidated Financial Statements.

• *Financial Condition, Liquidity and Capital Resources*— an overview of financial condition; contractual obligations and liquidity and capital resources.

Our Business

General

NewAlliance is the third largest banking institution headquartered in Connecticut and the fourth largest based in New England with consolidated assets of $8.21 billion and stockholders' equity of $1.41 billion at December 31, 2007. Its business philosophy is to operate as a community bank with local decision-making authority.

The Company's results of operations depend primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, income and expenses pertaining to other real estate owned, gains and losses from sales of loans and securities and non-interest income and expenses. Non-interest income primarily consists of fee income from depositors and wealth management services and bank owned life insurance ("BOLI"). Non-interest expenses consist principally of compensation and employee benefits, occupancy, data processing, amortization of acquisition related intangible assets, marketing, professional services and other operating expenses.

Results of operations are also significantly affected by general economic and competitive conditions and changes in interest rates as well as government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may materially affect the Company.

Our Objectives

NewAlliance seeks to continually deliver superior value to its customers, stockholders, employees and communities through achievement of its core operating objectives which are to:

- Build high quality, profitable loan portfolios using organic, purchase and acquisition strategies;
- Increase core deposit relationships with a focus on checking and savings accounts;
- Increase the non-interest income component of total revenues through development of banking-related fee income and growth in wealth management services;
- Grow through a disciplined acquisition strategy, supplemented by de-novo branching;
- Improve operating efficiencies; and
- Utilize technology to enhance superior customer service and products.

Significant factors management reviews to evaluate achievement of the Company's operating objectives and its operating results and financial condition include, but are not limited to: net income and earnings per share, performance of acquisitions and integration activities, return on equity and assets, net interest margin, non-interest income, operating expenses related to total assets and efficiency ratio: asset quality; loan and deposit growth, capital management, liquidity and interest rate sensitivity levels, customer service standards; market share and peer comparisons.

Challenges and Risks

As we look forward, management has identified certain challenges and risks that demand the attention of the banking industry and NewAlliance. Of these, four key challenges and risks are described below:

Net interest margin. The growth of the net interest margin is vital to our continued success and profitability. We believe that a crucial aspect of increasing net interest margin is to reduce deposit pricing relative to wholesale funding and focus on growth of core deposits. The risk associated with this, however, is a potential outflow of deposits to competitors in search of higher rates. We will continue to focus on enhancing and developing new products in a cost effective manner and believe that will help mitigate the risk of deposit outflow. A second aspect is to increase the yield earned on the loan portfolio. We believe that we are well positioned to take advantage of the pricing opportunities in our lending area which have been created by recent dislocations in the credit market which has had the effect of diminishing competition in the short term.

Maintaining credit quality and rigorous risk management. 2007 will be remembered as the year of the housing meltdown. The implosion of the sub-prime market continues to reverberate throughout the industry. Over this turbulent time, NewAlliance continued to maintain its strong credit quality, as evidenced by positive asset quality indicators, (i.e. the ratio of nonperforming loans to loans of 0.35% and total delinquencies to loans of 0.63%), due to its vigilant underwriting standards and rigorous risk management process. The effects of the housing meltdown will continue to be felt throughout 2008 as home sales slow and delinquencies and foreclosures are expected to increase across the country. However, because we have not experienced the industry wide problems associated with the housing crisis, we expect to be able to continue to maintain strong asset quality and risk management relative to industry levels.

Deploying capital. We ended 2007 with Tier 1 capital at 10.92%, which is substantially above our peer group . We are tasked with using our capital position judiciously to maximize shareholder value. Our capital strategy to date has been mainly to utilize our capital for acquisitions, stock buybacks and dividend payments. We expect to continue this strategy in the future and stress only acquisitions that are accretive to earnings per share in the short term. We believe that the coming year may provide unique opportunities given the current volatile market.

Competition in the marketplace. NewAlliance is facing strong competition from some well established companies and many local players. On the deposit side, rates are decreasing but at the same time we have to be mindful of the importance of the total customer relationship. On the lending side we are well poised to take advantage of the current market conditions. We must continue to expand our product offerings, improve operating efficiencies and develop and maintain our brand to increase market share.

All four of these challenges and risks—net interest margin, maintaining credit quality and rigorous risk management, deploying capital and competition in the marketplace—have the potential to have a material adverse effect on NewAlliance; however, we believe NewAlliance is well positioned to appropriately address these challenges and risks.

See also Item 1A, Risk Factors in Part I of this report for additional information about risks and uncertainties facing NewAlliance.

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Goodwill and Identifiable Intangible Assets

Critical Estimates	Judgment and Uncertainties	Effect if Actual Results Differ from Assumptions
We evaluate goodwill and identifiable intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying value of the goodwill or identifiable intangible assets may not be recoverable. We complete our impairment evaluation by performing internal valuation analyses, considering other publicly available market information and using an independent valuation firm, as appropriate. In the first quarter of fiscal 2007, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. Through year end, no events or circumstances subsequent to the annual testing date indicate that the carrying value of the Company's goodwill may not be recoverable. The carrying value of goodwill and identifiable intangible assets at December 31, 2007, was $531.2 million and $53.3 million, respectively.	We determine fair value using widely accepted valuation techniques, including estimated future cash flows and discount rates and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material. Management has evaluated the effect of lowering the estimated future cash flows or increasing the discount rate by 10% and determined that no impairment of goodwill would have been recognized under this evaluation.

Allowance for Loan Losses

Critical Estimates

It is the policy of NewAlliance to maintain an allowance for loan losses that equals management's best estimate of probable credit losses that are inherent in the portfolio at the balance sheet date.

Management follows a guiding principle that the level of the reserve should be directionally consistent with asset quality indicators. The adequacy of the allowance for loan losses is determined based upon a detailed evaluation of the portfolio and sub-portfolios through a process which considers numerous factors, including levels and direction of delinquencies, non-performing loans and assets, risk ratings, estimated credit losses using both internal and external portfolio reviews, current economic and market conditions, concentrations, portfolio volume and mix, changes in underwriting, experience of staff, and historical loss rates over the business cycle.

The allowance for loan losses is reviewed and approved by the Board of Directors on a quarterly basis.

Judgment and Uncertainties

We determine the adequacy of the allowance for loan losses by analyzing and estimating losses inherent in the portfolio. The allowance for loan losses contains uncertainties because the calculation requires management to use historical information as well as current economic data to make judgments on the adequacy of the allowance. As the allowance is affected by changing economic conditions and various external factors, it may impact the portfolio in a way currently unforeseen.

Effect if Actual Results Differ from Assumptions

Adverse changes in management's assessment of the factors used to determine the allowance for loan losses could lead to additional provisions. Actual loan losses could differ materially from management's estimates if actual losses and conditions differ significantly from the assumptions utilized. These factors and conditions include general economic conditions within NewAlliance's market, trends within industries, real estate and other collateral values, interest rates and the financial condition of the individual borrower. While management believes that it has established adequate specific and general allowances for probable losses on loans, there can be no assurance that the regulators, in reviewing the Company's loan portfolio, will not request an increase in the allowance for losses, thereby negatively affecting the Company's financial condition and results of operations.

Stock Based Compensation

Critical Estimates

We have a stock-based compensation plan, which includes non-qualified stock options and non vested share awards. See Note 1, Summary of Significant Accounting Policies, and Note 12, Stock Based Compensation, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K for a complete discussion of our stock-based compensation programs.

We determine the value of our non-qualified stock option awards at the date of grant using the Black-Scholes option-pricing model.

We determine the fair value of our market-based nonvested share awards at the date of grant using generally accepted valuation techniques and the closing market price of our stock. Management reviews its assumptions to determine the fair value of stock-based compensation awards.

Judgment and Uncertainties

Option pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions, can materially affect the fair value estimate.

Effect if Actual Results Differ from Assumptions

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expenses.

If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation.

Income Taxes

Deferred Tax Assets and Liabilities

Critical Estimates	Judgment and Uncertainties	Effect if Actual Results Differ from Assumptions
Management uses the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's asset and liabilities. The realization of the net deferred tax asset generally depends upon future levels of taxable income and the existence of prior years' taxable income, to which "carry back" refund claims could be made. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability. At December 31, 2007 and December 31, 2006, our valuation allowance was $23.8 million and $16.8 million, respectively. As a result of reviews of the factors discussed above related to the adequacy of the valuation allowance, our income tax expense for the year-ended December 31, 2007 included an increase in the valuation allowance attributable to the charitable contribution carryover of $3.6 million. The increase in 2007 was due mainly to reevaluation of forecasted future taxable income available to offset this carryover. For further discussion on our deferred taxes and valuation allowance, see Note 13 of the Notes to Consolidated Financial Statements.	Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. Some judgments are subjective and involve estimates and assumptions about matters that are inherently uncertain. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Management believes that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance.	Should actual factors and conditions differ materially from those used by management, the actual realization of net deferred tax assets or deferred tax liabilities could differ materially from the amounts recorded in the financial statements. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our income taxes. Management believes that the valuation allowance against deferred tax assets is adequate and reasonable. However, if future projected profitability were to decline by 10%, the valuation allowance would need to be increased by an additional $200,000 to $400,000.

Tax Contingencies

Critical Estimates	Judgment and Uncertainties	Effect if Actual Results Differ from Assumptions
We regularly face challenges from domestic tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record reserves for probable exposures. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved or clarified. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available.	Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions. Our effective income tax rate is also affected by changes in tax law, entry into new tax jurisdictions, the level of earnings and the results of tax audits.	We believe that our tax reserves reflect the probable outcomes of known contingencies. Although we think that our estimates and judgments discussed herein are reasonable, actual results may differ, which could be material to our financial statements. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate or through goodwill in the period of resolution.

Pension and Other Post Retirements

Critical Estimates	Judgment and Uncertainties	Effect if Actual Results Differ from Assumptions
Pension costs and liabilities are dependent on assumptions used in calculating such amounts. Management uses key assumptions that include discount rates, expected return on plan assets, benefits earned, interest costs, mortality rates, increases in compensation, and other factors. The two most critical assumptions—estimated return on plan assets and the discount rate—are important elements of plan expense and asset/liability measurements. These critical assumptions are evaluated at least annually on a plan basis. Other assumptions are evaluated periodically and are updated to reflect actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors, and in accordance with U.S. GAAP the impact of these differences is accumulated and amortized over future periods. The discount rate assumptions used to measure the postretirement benefit obligations is set by reference to published high-quality bond indices, as well as certain yield curves. The Company used the Citigroup Pension Liability Index as a benchmark. A higher discount rate decreases the present value of benefit obligations and decreases pension expense. The expected rate of return on plan assets is based on current and expected asset allocations, as well as the long-term historical risks and returns with each asset class within the plan portfolio. A lower expected rate of return on plan assets increases pension costs.	To reflect market interest rate conditions in calculating the projected benefit obligation, the pension discount rate was increased from 5.75% at September 30, 2006 to 6.25% at September 30, 2007. An expected rate of return of 8.0% and 8.25% was utilized at September 30, 2007 and 2006, respectively.	While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect future pension or other postretirement obligations and expense. Continued volatility in pension expense is expected as assumed investment returns vary from actual. A 25 basis point decrease or increase in the discount rate would increase or decrease annual pension expense, respectively, by $260,000. A 25 basis point decrease or increase in the expected return on assets would increase or decrease annual pension expense, respectively, by $223,000.

Operating Results

Table 1: Summary Income Statements

(Dollars in thousands, except per share data)	Year Ended December 31, 2007	2006	2005	Change 2007/2006 Amount	2007/2006 Percent	Change 2006/2005 Amount	2006/2005 Percent
Net interest income	$ 175,037	$ 169,581	$ 176,109	$ 5,456	3 %	$ (6,528)	(4) %
Provision for loan losses	4,900	500	400	4,400	880	100	25
Non-interest income	31,165	51,631	45,524	(20,466)	(40)	6,107	13
Operating expenses	159,923	144,717	139,084	15,206	11	5,633	4
Conversion and merger related charges	2,523	3,389	2,156	(866)	(26)	1,233	57
Income before income taxes	38,856	72,606	79,993	(33,750)	(46)	(7,387)	(9)
Income tax expense	15,063	23,769	27,394	(8,706)	(37)	(3,625)	(13)
Net income	$ 23,793	$ 48,837	$ 52,599	$ (25,044)	(51) %	$ (3,762)	(7) %
Basic and diluted earnings per share	$ 0.23	$ 0.49	$ 0.50				

Earnings Summary

Comparison of 2007 and 2006

As shown in Table 1, for the year ended December 31, 2007, net income was $23.8 million, a decrease of $25.0 million from the comparative period in 2006. During the year ended December 31, 2007, NewAlliance sold approximately $759.0 million of available-for-sale securities and realized net losses totaling $28.3 million. The sale was undertaken to reduce the Company's exposure to fixed rate assets as well as to increase the yield on the portfolio, thereby providing a prospective improvement in the net interest margin. NewAlliance replaced substantially all of the assets sold with higher yielding agency hybrid adjustable rate mortgage-backed securities and expects to recover the $28.3 million loss through higher earnings from July 2007 through the end of 2009. As a result of this restructuring, the Company reported significantly lower net income for the year ended December 31, 2007 as compared to the same period in 2006.

For the year ended December 31, 2007, operating expenses were higher than the year ended 2006 due mostly to increased salaries and employee benefits, occupancy expenses and amortization of identifiable intangible assets, primarily resulting from the Westbank and CIMI acquisitions. The provision for loan losses also increased in 2007 over 2006 as a result of growth in the loan portfolio, charge-offs incurred during the year and an increase in non-accrual loans.

Net interest income increased by $5.4 million for the year ended December 31, 2007 to $175.0 million, compared to $169.6 million for the year ended December 31, 2006. The increase was primarily due to growth in the loan portfolio as a result of the Westbank acquisition, residential loan purchases and originations. Net interest income for the year ended December 31, 2007 continued to be hampered by the shape of the yield curve and declining spreads and a decline in net interest-earning assets due to acquisitions, share buybacks and dividends paid. The impact to the net interest margin was partially offset by the 58 basis point improvement in the average yield earned on investment securities due in part to the restructuring of the investment portfolio.

The decrease to income tax expense of $8.7 million is due to lower pretax earnings as a result of the $28.3 million loss incurred on the restructuring of the investment portfolio. This decrease is partially offset by a $3.6 million increase in the deferred tax asset valuation allowance related to the charitable contribution carryforward.

Comparison of 2006 and 2005

Net income decreased $3.8 million, to $48.8 million for the year ended December 31, 2006 from $52.6 million for the year ended December 31, 2005. This decrease is primarily a result of higher operating expenses and conversion and merger related charges coupled with a decline in net interest income, partially offset by an increase in non-interest income and a decrease in income tax expense.

Higher operating expenses were largely due to the acquisitions of Trust Company and Cornerstone in the areas of salaries and employee benefits and occupancy expenses. Additionally, charges in 2006 associated with the implementation of SFAS No. 123R, "*Share Based Payment*", for options which were granted under the Company's 2005 Long-Term Compensation Plan ("LTCP") and executive severance benefits paid were also significant factors in the increase of salaries and employee benefits. Conversion and merger related charges were primarily due to the Trust Company and Cornerstone acquisitions and the commencement of charges related to the Westbank acquisition that occurred on January 2, 2007.

Net interest income declined as the average balance of interest-bearing liabilities outpaced the growth rate in the average balance of interest-earning assets. The average rate paid on all interest-bearing liabilities increased more than the average yield on all interest-earning assets. Combined, these caused a decrease of 44 basis points in the interest rate spread which was primarily driven by the increase in the average rate paid on time deposits of 107 basis points.

Non-interest income increased primarily due to depositor service charges, an increase in net gains on limited partnerships as a result of a cumulative adjustment due to a change from the cost to equity method of accounting on investments in four limited partnerships, an increase in trust fees as a result of the Trust Company acquisition, an increase in Bank owned life insurance income and gains recorded on the sale of Small Business Administration ("SBA") loans.

Average Balances, Interest and Average Yields/Cost

Table 2 below sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and their associated yields or rates for the periods indicated. The average yields and costs are derived by dividing income or expenses by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown and reflect annualized yields and costs. Average balances are computed using daily balances. Yields and amounts earned include loan fees and fair value adjustments related to acquired loans. Loans held for sale and nonaccrual loans have been included in interest-earning assets for purposes of these computations. Unrealized gain or losses on available-for-sale investment securities are excluded from average yield calculations.

Table 2: Average Balance Sheets for the Years Ended December 31, 2007, 2006 and 2005

	Year Ended								
	December 31, 2007			December 31, 2006			December 31, 2005		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets									
Loans									
Residential real estate	$ 2,303,771	$ 127,794	5.55 %	$ 1,836,474	$ 98,116	5.34 %	$ 1,594,607	$ 82,667	5.18 %
Commercial real estate	1,138,682	74,963	6.58	901,870	58,584	6.50	744,450	45,276	6.08
Commercial business	462,962	33,964	7.34	347,940	24,927	7.16	319,669	20,463	6.40
Consumer	665,387	43,802	6.58	570,738	36,752	6.44	526,059	29,001	5.51
Total Loans	4,570,802	280,523	6.14	3,657,022	218,379	5.97	3,184,785	177,407	5.57
Short-term investments	59,340	3,172	5.35	66,776	3,351	5.02	56,758	1,763	3.11
Investment securities	2,427,365	119,585	4.93	2,511,935	109,302	4.35	2,533,381	97,400	3.84
Total interest-earning assets	7,057,507	$ 403,280	5.71 %	6,235,733	$ 331,032	5.31 %	5,774,924	$ 276,570	4.79 %
Non-interest-earning assets	909,844			754,411			702,923		
Total assets	$ 7,967,351			$ 6,990,144			$ 6,477,847		
Interest-bearing liabilities									
Deposits									
Money market	$ 503,071	$ 16,979	3.38 %	$ 555,127	$ 14,737	2.65 %	$ 721,128	$ 12,984	1.80 %
NOW	407,835	4,466	1.10	352,786	2,160	0.61	327,050	614	0.19
Savings	893,562	17,545	1.96	782,582	7,868	1.01	859,922	4,054	0.47
Time	2,057,327	91,943	4.47	1,718,277	65,904	3.84	1,364,996	37,839	2.77
Total interest-bearing deposits	3,861,795	130,933	3.39	3,408,772	90,669	2.66	3,273,096	55,491	1.70
Repurchase agreements	205,054	7,580	3.70	166,557	5,400	3.24	187,142	4,061	2.17
FHLB advances and other borrowings	1,932,725	89,730	4.64	1,536,266	65,382	4.26	1,099,487	40,909	3.72
Total interest-bearing-liabilities	5,999,574	228,243	3.80 %	5,111,595	161,451	3.16 %	4,559,725	100,461	2.20 %
Non-interest-bearing demand deposits	492,378			470,919			450,032		
Other non-interest-bearing liabilities	70,843			70,373			71,015		
Total liabilities	6,562,795			5,652,887			5,080,772		
Equity	1,404,556			1,337,257			1,397,075		
Total liabilities and equity	$ 7,967,351			$ 6,990,144			$ 6,477,847		
Net interest-earning assets	$ 1,057,933			$ 1,124,138			$ 1,215,199		
Net interest income		$ 175,037			$ 169,581			$ 176,109	
Interest rate spread			1.91 %			2.15 %			2.59 %
Net interest margin (net interest income as a percentage of total interest-earning assets)			2.48 %			2.72 %			3.05 %
Ratio of total interest-earning assets to total interest-bearing liabilities			117.63 %			121.99 %			126.65 %

Net Interest Income Analysis

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, primarily interest paid to the Company's depositors and interest on external borrowings. Net interest margin is the difference between the income on earning assets and the cost of interest-bearing funds as a percentage of earning assets.

Comparison of 2007 and 2006

As shown in Table 2, net interest income for the year ended December 31, 2007 was $175.0 million, an increase of $5.4 million from December 31, 2006. This year over year increase in net interest income was primarily due to growth in the loan portfolio, an improved asset/liability mix and an increase in investment interest income as a result of the investment portfolio restructuring. These increases during the year were somewhat masked by the slope of the yield curve, and the average rates paid, particularly on time deposits, due to intense deposit competition. Throughout 2007, the net interest margin was also compressed by a reduction in the profitability of new loans and deposits, as competitive pressures reduced the profit margin on new business. Both the net interest rate spread and the net interest margin declined 24 basis points to 1.91% and 2.48%, respectively from 2006 levels.

Interest and dividend income for the year ended December 31, 2007 was $403.3 million, compared to $331.0 million for the year ended December 31, 2006, an increase of $72.2 million, or 21.8%. The increase in interest income was primarily driven by loans due to an increase in the average balances of $913.8 million. While all loan categories experienced increases in average balances and average yields, the residential and commercial real estate loan portfolios continued to be the drivers of growth. The increases in average balances are due to the acquisition of Westbank, the Company's continued strategy of purchasing residential mortgages in the secondary market throughout most of 2007 and increased organic loan originations. The loan portfolio volume increase accounted for approximately $56.0 million of the increase in interest income. The remaining increase in interest income was primarily due to the higher yield earned on investment securities as a result of the restructuring of the available for sale portfolio. In 2008, the Company expects to purchase residential loans in the secondary market, but at lower levels than in 2007 due to the tightening in the credit markets.

The cost of funds for the year ended December 31, 2007 increased $66.8 million, or 41.4% to $228.2 million compared to the prior year period. The average rate on interest-bearing liabilities increased 64 basis points to 3.80% from 3.16%. The overall increase in interest expense was primarily due to increases in interest expense on time deposits and FHLB advances and other borrowings of $26.0 million and $24.3 million, respectively. The increase in interest expense on time deposits was due to a 63 basis point increase in the average rate on these deposits coupled with an average balance increase of $339.0 million. The time deposit balances acquired from Westbank were approximately $375.0 million. The 63 basis point increase in the average rate was due to market interest rate increases and the Company's continued strategy of offering promotional rates in a challenging market to customers who either had or established a checking relationship with the Bank. The increase in interest expense of $24.3 million on FHLB advances and other borrowings was predominately due to an increase in the average balance of $396.5 million. Borrowings were used to fund the Company's organic loan growth, purchases of residential mortgages and investment securities and offset deposit outflow. There was also a 38 basis point increase in the average rate paid on these borrowings due to increases in market interest rates. Increasing market interest rates, balances acquired from Westbank and ongoing checking and savings promotions were the primary factors for the higher interest expense in the other deposit categories, but were partially offset by a decline in the average balances of money market deposits.

<u>Comparison of 2006 and 2005</u>

Net interest income for the year ended December 31, 2006 was $169.6 million, compared to $176.1 million for the same period in 2005. This decrease of $6.5 million was primarily due to the decline in the interest rate spread of 44 basis points which was driven by the increases in the average rate paid and the average balance of time deposits. The average rate paid and average balance of time deposits increased 107 basis points and $353.3 million, respectively, since December 31, 2005 and reflects both the increase in general market interest rates as well as continuing to offer promotional rates on these deposits to maintain market share. The increase in the interest rate environment also had a positive effect on the average yield of total interest-earning assets, increasing 52 basis points to 5.31% from 4.79%. Even though there has been a $460.8 million increase in the average balances of interest-earning assets due to the acquisition of Cornerstone at the beginning of 2006 and growth in the loan portfolio, it was outpaced by the increase in the average balances of interest-bearing liabilities mainly as a result of share buybacks, additional borrowings to fund loan growth and the purchase of bank owned life insurance, and to a lesser extent, the net increase in deposit balances. Downward pressure on the net interest margin of 33 basis points was the resulting effect of this decline in net interest-earning assets of $91.1 million when coupled with the increase of 96 basis points in the average rate paid on interest-bearing liabilities. Throughout 2006, the net interest margin was also compressed by a reduction in the profitability of new loans and deposits, as competitive pressures reduced the profit margin on new business.

Interest income for the twelve months ended December 31, 2006 was $331.0 million, compared to $276.6 million for the year ended December 31, 2005, an increase of $54.4 million, or 19.7%. The increase in interest income was driven primarily by loans due to both an increase in the average balances of $472.2 million and a 40 basis point increase in the average yield earned. While all loan categories experienced increases in average balances and average yields, the commercial and residential real estate loan portfolios were the drivers of growth. The increase in average balances was due to the acquisition of Cornerstone, the Company's continued strategy of purchasing residential mortgages in the secondary market and increased organic loan originations. The increase in average loan balances accounted for approximately $27.4 million of the increase in interest income. The remainder of the increase in interest income was due to increases in market interest rates of 40 basis points on the loan portfolio and 51 basis points on investment securities.

The cost of funds for the year ended December 31, 2006 increased $61.0 million, or 60.7% to $161.5 million compared to the prior year period. The average rate paid on interest-bearing liabilities increased 96 basis points to 3.16% from 2.20%. The increase in interest expense was primarily due to interest expense on time deposits and FHLB advances of $52.5 million in total. The increase in time deposits interest expense was the result of a 107 basis point increase in the average rate coupled with an average balance increase of $353.3 million due to market interest rate increases and offering promotional rates to customers who either had or established a checking relationship with the Bank. Increasing market interest rates and checking and savings promotions were the primary factors for the higher interest expense in the other deposit categories, but partially offset by a decline in the average balances of money market and savings deposits as monies shifted to higher paying time deposits or were lost to competitors. The increase in interest expense on FHLB advances was predominantly due to an increase in the average balance of $436.8 million which was used to fund the purchase of residential mortgages, bank owned life insurance, held to maturity investment securities and to a lesser extent helped fund the Company's stock buy-back program. There was also a 54 basis point increase in the average rate paid on these borrowings due to increases in market interest rates.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Table 3: Rate/Volume Analysis

	Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006			Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(In thousands)	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets						
Loans						
Residential real estate	$ 3,877	$ 25,801	$ 29,678	$ 2,593	$ 12,856	$ 15,449
Commercial real estate	800	15,579	16,379	3,241	10,067	13,308
Commercial business	612	8,425	9,037	2,562	1,902	4,464
Consumer	836	6,214	7,050	5,149	2,602	7,751
Total loans	6,125	56,019	62,144	13,545	27,427	40,972
Short-term investments	209	(388)	(179)	1,234	354	1,588
Investment securities	14,062	(3,779)	10,283	12,734	(832)	11,902
Total interest-earning assets	$ 20,396	$ 51,852	$ 72,248	$ 27,513	$ 26,949	$ 54,462
Interest-bearing liabilities						
Deposits						
Money market	$ 3,720	$ (1,478)	$ 2,242	$ 5,206	$ (3,453)	$ 1,753
NOW	1,925	381	2,306	1,494	52	1,546
Savings	8,424	1,253	9,677	4,208	(394)	3,814
Time	11,866	14,173	26,039	16,759	11,306	28,065
Total interest-bearing deposits	25,935	14,329	40,264	27,667	7,511	35,178
Repurchase agreements	823	1,357	2,180	1,826	(487)	1,339
FHLB advances and other borrowings	6,341	18,007	24,348	6,504	17,969	24,473
Total interest-bearing liabilities	$ 33,099	$ 33,693	$ 66,792	$ 35,997	$ 24,993	$ 60,990
(Decrease) increase in net interest income	$ (12,703)	$ 18,159	$ 5,456	$ (8,484)	$ 1,956	$ (6,528)

Provision for Loan Losses

The provision for loan losses ("provision") is based on management's periodic assessment of the adequacy of the loan loss allowance which, in turn, is based on such interrelated factors as the composition of the loan portfolio and its inherent risk characteristics, the level of nonperforming loans and charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for loan losses is charged against earnings in order to maintain an allowance for loan losses that reflects management's best estimate of probable losses inherent in the loan portfolio at the balance sheet date.

Management performs a monthly review of the loan portfolio, and based on this review determines the level of the provision necessary to maintain an adequate allowance for loan losses ("allowance"). Management recorded a provision for loan losses of $4.9 million for the year ended December 31, 2007. The provision was recorded throughout the year due to an increase in nonperforming and criticized loans, growth in the loan portfolio, the periodic re-rating of loans, an increase in net charge-offs and maintenance of certain key coverage ratios. A provision for loan losses of $500,000 and $400,000 was recorded for the years ended December 31, 2006 and 2005, respectively.

The Company's asset quality ratios remained strong throughout 2007. At December 31, 2007, the allowance for loan losses was $43.8 million, which represented 267.38% of nonperforming loans and .93% of total loans. In comparison, the allowance for loan losses was $37.4 million at December 31, 2006 representing 300.03% of nonperforming loans and .98% of total loans. The allowance acquired in the Westbank acquisition was $3.9 million. The reduction in the ratio of allowance for loan losses to total loans reflects growth in the portfolio and acceptable asset quality measures.

Table 4: Non-Interest Income

	Year Ended December 31,			Change			
				2007/2006		2006/2005	
(Dollars in thousands)	2007	2006	2005	Amount	Percent	Amount	Percent
Depositor service charges	$ 27,941	$ 25,674	$ 22,627	$ 2,267	9 %	$ 3,047	13 %
Loan and servicing income	2,002	2,067	3,038	(65)	(3)	(971)	(32)
Trust fees	6,783	6,434	4,753	349	5	1,681	35
Investment management, brokerage and insurance fees	6,811	5,375	6,117	1,436	27	(742)	(12)
Bank owned life insurance	6,375	4,014	2,416	2,361	59	1,598	66
Net (loss) gain on securities	(27,542)	82	40	(27,624)	(33,688)	42	105
Rent	3,724	3,422	3,210	302	9	212	7
Net gain on sale of loans	1,489	1,164	297	325	28	867	292
Other	3,582	3,399	3,026	183	5	373	12
Total non-interest income	$ 31,165	$ 51,631	$ 45,524	$ (20,466)	(40) %	$ 6,107	13 %

Non-Interest Income Analysis

The Company has two primary sources of non-interest income: (a) banking services related to loans, deposits and other core customer activities typically provided through the branch network as well as Merchant Services and (b) financial services, comprised of trust, investment and insurance products and brokerage and investment advisory services. The principal categories of non-interest income are shown in table 4.

Comparison of 2007 and 2006

As displayed in Table 4, non-interest income decreased $20.4 million to $31.2 million for the twelve months ended December 31, 2007 from $51.6 million for the twelve months ended December 31, 2006. The decrease in non-interest income was primarily attributable to the investment portfolio restructuring that resulted in a net loss of $28.3 million. See Note 4 of Notes to Consolidated Financial Statements for further information. Excluding the restructuring charges, non-interest income increased $7.9 million and was primarily due to increases in depositor service charges, bank owned life insurance ("BOLI"), investment management, brokerage and insurance fees and net gain on securities.

- The increase in depositor service charges was mainly the result of increases in overdraft, check card, and ATM fees which was primarily due to additional volume created by the acquisition of Westbank and an increase in the per item fee. In addition, there was an increase in merchant services income primarily due to the additional merchants, increased volume and pricing concessions negotiated by the Company and the vendor.

- BOLI increased due to having a full year of income generated from the purchase of $50.0 million of life insurance coverage during the third quarter of 2006, $9.5 million acquired from Westbank and an increase in the average yield earned.

- The increase in investment management, brokerage & insurance fees was primarily due to the acquisition of CIMI, additional and more experienced financial advisors on staff and more favorable market conditions as compared to the prior year; which have all boosted trading activity and higher sales of investment and insurance products.

- Excluding the securities restructuring, there were increased gains on securities as a result of gains on sales of: U.S. agency securities due to excess collateral, mortgage-backed securities for liquidity purposes; several utility stocks due to low dividend yields; and the call of trust preferred securities, partially offset by the loss on the sale of a bank stock as a result of the market downturn in the financial sector and a write-down on two perpetual preferred securities due to a determination that these securities were other than temporarily impaired.

Comparison of 2006 and 2005

For the twelve months ended December 31, 2006, non-interest income increased $6.1 million to $51.6 million from $45.5 million for the twelve months ended December 31, 2005. The Company had significant year-to-date increases in depositor service charges, trust fees, BOLI and other income. These increases were partially offset by decreases in loan and servicing income, and investment and insurance fees.

- The increase in depositor service charges was mainly the result of increases in overdraft fees on demand deposit accounts due to the increase in the number of overdraft transactions resulting in part to the implementation of a check card overdraft program during the second quarter of 2005, additional volume from the accounts acquired from Cornerstone Bank and an increase in the per item fee.

- The increase in BOLI income was due to income generated on the additional assets from the purchase of $50 million of life insurance coverage during the third quarter and the amount acquired from Cornerstone of $4.7 million as well as an increase in the average yield earned.

- Net gain on sale of loans increased primarily due to the Company's strategy of selling the guaranteed portion of SBA loans that meet certain criteria, a result of the Cornerstone acquisition as Cornerstone was already an active participant in the secondary SBA market.

- The increase in other income was due to the net gain on limited partnerships due to implementing the equity method of accounting relating to four investments in limited partnerships which resulted in a cumulative adjustment of $1.9 million. This was partially offset by lower miscellaneous income in 2006 as non-recurring income was received in 2005 which primarily related to gains on two lease terminations, the sale of excess real estate, income tax refunds, and income received in the prior year related to the sale of a portion of the merchant services book of business that was greater than the income received on a similar sale in the fourth quarter of 2006.

- Trust fees increased due to the acquisition of Trust Company in July 2005.

- Loan and servicing income decreased in part due to a larger write-up of previously recorded impairment in the valuation of the mortgage servicing assets during the year ended December 31, 2005 compared to the same period in 2006.

- Investment and insurance fees decreased due to the unfavorable market for fixed annuity insurance products.

Table 5: Non-Interest Expense

	Year Ended December 31,			Change			
				2007/2006		2006/2005	
(Dollars in thousands)	2007	2006	2005	Amount	Percent	Amount	Percent
Salaries and employee benefits	$ 84,513	$ 79,060	$ 72,837	$ 5,453	7 %	$ 6,223	9 %
Occupancy	17,338	13,947	12,540	3,391	24	1,407	11
Furniture and fixtures	6,874	6,453	6,363	421	7	90	1
Outside services	17,142	17,164	18,243	(22)	-	(1,079)	(6)
Advertising, public relations and sponsorships	7,957	5,656	4,584	2,301	41	1,072	23
Amortization of identifiable intangible assets	11,682	9,391	10,699	2,291	24	(1,308)	(12)
Conversion and merger related charges	2,523	3,389	2,156	(866)	(26)	1,233	57
Other	14,417	13,046	13,818	1,371	11	(772)	(6)
Total non-interest expense	$ 162,446	$ 148,106	$ 141,240	$ 14,340	10 %	$ 6,866	5 %

Non-Interest Expense Analysis

Comparison of 2007 and 2006

As displayed in Table 5, non-interest expense increased $14.3 million to $162.4 million for the twelve months ended December 31, 2007 from $148.1 million for the same period a year ago. The main drivers of the increase were salaries and employee benefits, occupancy, advertising, public relations, and sponsorships, amortization of identifiable intangible assets and other non-interest expense.

- The increase in salaries and employee benefits was primarily attributable to the acquisition of Westbank and higher pension and medical benefit costs, partially offset by lower accruals for incentive payouts and decreases in restricted stock and option expense due to the timing of executive and director retirements and severance payments in 2006 for an executive who is no longer with the Company. Pension costs increased primarily due to a greater number of employees in the plan and changes in the actuarial assumptions used to calculate net periodic benefit cost.

- Occupancy expense increased due to the increased branch network as a result of the Westbank acquisition and the opening of a de novo office in the fourth quarter of 2006. Electricity expense also served to increase the Company's occupancy expenses due to the rate increases imposed by utility companies throughout the State of Connecticut as well as a non-recurring charge of $366,000 related to the disposition of excess space.

- Advertising, public relations, and sponsorships increased due to various media advertising and bonus campaigns to promote free savings and home equity products, to enhance business banking relationships and to maintain market share.

- The increase in amortization of intangibles was primarily due to new amortization of customer intangibles recorded in conjunction with the acquisition of Westbank, partially offset by fewer non-compete agreements remaining from prior acquisitions. The amortization of the non-compete agreements concluded in the third quarter of 2007.

- Other expense increased due primarily to the added branch locations which increased office supplies, telephones and postage expenses.

- Conversion and merger related charges decreased due to various charges recorded in the fourth quarter of 2006 for the Westbank acquisition that included legal fees, consulting and disclosure and compliance mailings.

<u>Comparison of 2006 and 2005</u>

Non-interest expense increased $6.9 million to $148.1 million for the year ended December 31, 2006 from $141.2 million for the year ended December 31, 2005. The main driver of this increase was salaries and employee benefits. Other increases include occupancy, conversion and merger related charges and advertising, public relations and sponsorships.

- The majority of the increase in salaries and employee benefits was due to the additional employees as a result of the acquisitions of Cornerstone Bank and Trust Company that occurred January 2, 2006 and July 1, 2005, respectively, severance that was recorded for an executive who left the Company and expenses associated with the LTCP that was implemented in June 2005. The Company adopted the provisions of SFAS No. 123R as of January 1, 2006 and upon adoption, the Company began expensing stock options that were awarded under the LTCP. These increases in salaries were partially offset by decreases in pension and bonus expenses. The decrease in bonus expense was mainly the result of a modification to the Company's performance incentive plan and the decrease in pension expense was primarily due to the Company's 2005 cash contribution to the qualified pension plan in the amount of $24.5 million.

- The increase in occupancy expenses was mainly due to the increased branch network resulting from the acquisition of Cornerstone.

- Conversion and merger related charges increased mostly due to consulting and data processing expenses related to Cornerstone for system conversions, the onset of expenses related to the Westbank acquisition that occurred January 2, 2007 and legal and consulting expenses related to a potential plan of merger that was abandoned during the due-diligence phase in the first quarter of 2006.

- Advertising expenses, largely newspaper, radio and direct mail campaigns which correlated with the Company's deployment of various deposit and loan product promotions accounted for much of the increase in advertising, public relations and sponsorships.

- Amortization of identifiable intangible assets decreased due to fewer non-compete agreements remaining in 2006 as they began to expire in 2005. Additionally, the Company experienced a slight reduction of amortization on core deposit intangibles, due to the Company utilizing an accelerated method which calls for a higher level of expense in earlier periods relating to the Connecticut Bancshares and Alliance acquisitions, partially offset by new amortization of a core deposit intangible recorded in conjunction with the Cornerstone acquisition.

- The net decrease in outside services for the year ended December 31, 2006 compared to the same period in 2005 was comprised of various components including reductions in: i) consulting relating to Sarbanes Oxley ("SOX"), the 2005 LTCP and systems projects; and ii) a reduction in data processing fees due to a new contract extension; partially offset by increases due to: iii) additional transactional volume related to the acquisitions and iv) outsourced internal audit services.

- Other expense also decreased and was largely due to a reduction in the Company's operating insurance premiums.

Income Tax Expense

Income tax expense for 2007, 2006 and 2005 was $15.1 million, $23.8 million and $27.4 million, respectively. The effective tax rates for the years ended 2007, 2006 and 2005 were 38.8%, 32.7% and 34.3% respectively. The change in the effective tax rate for the year ended December 31, 2007 in comparison to the year ended December 31, 2006 was primarily due to the $3.6 million increase in the valuation allowance required for the contribution carryforward offset partially by investments in bank owned life insurance made by the Company that produce tax exempt income.

The change in the effective tax rate for the year ended December 31, 2006 in comparison to the year ended December 31, 2005 was primarily due to the additional bank owned life insurance purchased in 2006 and due to the decrease in the valuation allowance for capital assets.

NewAlliance continually monitors and evaluates the potential impact of current events and circumstances on the estimates used in the analysis of its income tax positions, and accordingly, NewAlliance's effective tax rate may fluctuate in the future on a periodic basis. NewAlliance evaluates its income tax positions based on tax laws and appropriate regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of current taxing authorities' examinations of NewAlliance's tax returns and recent positions taken by the taxing authorities on similar transactions, if any. Accordingly, the results of these examinations may alter the timing or amount of taxable income or deductions taken by the Company.

Financial Condition, Liquidity and Capital Resources

Financial Condition Summary

From December 31, 2006 to December 31, 2007, total assets and liabilities increased approximately $963.3 million and $918.5 million, respectively, due mainly to increases in loans, deposits and borrowings. Of the total increases, approximately $716.8 million of assets and approximately $673.9 million of liabilities are attributable to the Westbank acquisition. Stockholders' equity increased $44.8 million to $1.41 billion due primarily to stock issued to acquire Westbank, year-to-date net income and an increase in the after tax fair value of investment securities, partially offset by treasury shares acquired and dividends.

Investment Securities

The Company maintains an investment securities portfolio that is primarily structured to provide a source of liquidity for operating needs, to generate interest income and to provide a means to balance interest-rate sensitivity. The securities portfolio is managed in accordance with regulatory guidelines and established internal corporate investment policies. The following table sets forth certain financial information regarding the amortized cost and fair value of the Company's investment portfolio at the dates indicated.

Table 6: Investment Securities

	December 31, 2007		December 31, 2006		December 31, 2005	
(In thousands)	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Available for sale						
U.S. Treasury obligations	$ 1,092	$ 1,095	$ 8,801	$ 8,657	$ 8,877	$ 8,745
U.S. Government sponsored enterprise obligations	201,408	202,059	229,244	228,750	159,008	157,386
Corporate obligations	22,531	22,515	38,779	38,040	54,831	53,617
Other bonds and obligations	52,853	52,634	84,728	84,137	120,663	119,848
Marketable and trust preferred equity securities	200,303	197,226	183,432	183,831	161,122	160,806
Mortgage-backed securities	1,706,966	1,725,492	1,658,305	1,629,449	1,899,374	1,863,069
Total available for sale	2,185,153	2,201,021	2,203,289	2,172,864	2,403,875	2,363,471
Held to maturity						
Mortgage-backed securities	282,887	286,968	301,642	302,614	87,104	86,151
Other bonds	7,585	7,577	5,805	5,708	4,630	4,556
Total held to maturity	290,472	294,545	307,447	308,322	91,734	90,707
Total securities	$ 2,475,625	$ 2,495,566	$ 2,510,736	$ 2,481,186	$ 2,495,609	$ 2,454,178

At December 31, 2007 the Company had total investments of $2.49 billion, or 30.3%, of total assets. This is an increase of $11.2 million from $2.48 billion at December 31, 2006. The increase was primarily due to an increase in the fair value of investments available for sale and purchases of available for sale mortgage-backed securities using funds borrowed from the Federal Home Loan Bank, mostly offset by the use of portfolio cash flows to fund the purchase of residential real estate loans during the year.

SFAS No. 115 requires the Company to designate its securities as held to maturity, available for sale or trading depending on the Company's intent regarding its investments at the time of purchase. The Company does not currently maintain a portfolio of trading securities. As of December 31, 2007, $2.20 billion, or 88.3% of the portfolio, was classified as available for sale. The Company believes that the high concentration of securities available for sale allows flexibility in the day-to-day management of the overall investment portfolio, consistent with the objectives of optimizing profitability and mitigating interest rate risk. Securities available for sale are carried at estimated fair value. Unrealized market valuation gains or losses on securities classified available for sale are recorded as a separate component of stockholders equity, net of deferred income taxes. The net unrealized gain on securities classified as available for sale as of December 31, 2007 was $15.9 million compared to an unrealized loss of $30.4 million as of December 31, 2006. The increase in the fair value of securities available for sale was primarily due to fluctuations in market interest rates during the period along with the restructuring in the available-for-sale portfolio as discussed below. The available for sale securities portfolio is primarily composed of mortgage-backed securities. Mortgage-backed securities comprised 78.4% of the total available for sale securities portfolio at year end 2007. The duration of the mortgage-backed securities was 1.92 years at December 31, 2007 compared to 2.28 years at December 31, 2006. The duration of the investment portfolio was 1.73 years at December 31, 2007 compared to 2.05 years at December 31, 2006.

In July, 2007, the Company completed a restructuring of part of its available for sale investment portfolio to reduce the Company's exposure to fixed rate assets, as well as to increase the portfolio yield. In the restructuring, the book value of securities sold was $787.3 million and consisted of $138.3 million of seasoned 10 and 15 year fixed rate and $177.6 million of balloon agency mortgage backed securities, $388.3 million of fixed rate agency CMO's, $46.8 million of fixed rate AAA-rated CMO's, and $36.3 million of other odd lot positions. The cash proceeds were reinvested in higher yielding agency hybrid adjustable rate mortgage backed securities.

Management performed a review of all investments with unrealized losses and determined that two perpetual preferred stock equity securities had an other-than-temporary impairment. An impairment charge of $850,000 was recorded, reducing the book value of these two equity securities to $1.9 million at December 31, 2007 and there is no expectation of further other-than-temporary impairment because market value for these investments increased during January 2008. All other investment securities with unrealized losses were determined not to have an other-than-temporary impairment. The investment portfolio consists approximately of 89% of: (a) mortgage-backed securities that are issued by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and AAA rated securities issued by private institutions; (b) U.S. Treasury obligations and (c) U.S. Agency securities. These investments as well as the remainder of the portfolio do not have any exposure to sub-prime lending, do not include collateralized debt obligations or structured investment vehicles. The Company does not invest in securities issued by sub-prime lenders.

The following table sets forth certain information regarding the carrying value, weighted average yield and contractual maturities of the Company's investment portfolio as of December 31, 2007. In the case of mortgage-backed securities and asset-backed securities, the table shows the securities by their contractual maturities; however, there are scheduled principal payments and there will be unscheduled prepayments prior to their contractual maturity. Income on obligations of states and political subdivisions are taxable and no yield adjustment for dividend receivable deduction is made because it is not material.

Table 7: Investment Maturities Schedule

	One year or less		Over one year through five years		Over five years through ten years		Over ten years		Total	
(Dollars in thousands)	Amortized cost	Weighted average yield	Amortized cost	Weighted average yield	Amortized cost	Weighted average yield	Amortized cost	Weighted average yield	Amortized cost	Weighted average yield
Available for sale										
U.S. Treasury obligations	$ 1,092	4.98 %	$ -	- %	$ -	- %	$ -	- %	$ 1,092	4.98 %
U.S. Government sponsored enterprise obligations	176,689	4.93	8,582	4.86	12,032	5.43	4,105	5.23	201,408	4.96
Corporate obligations	5,000	3.57	10,361	4.33	7,170	5.20	-	-	22,531	4.44
Other bonds and obligations	35,275	5.79	6,901	3.22	-	-	10,677	5.18	52,853	5.33
Marketable and trust preferred equity securities	30,000	5.83	1,047	4.35	-	-	169,256	6.29	200,303	6.21
Mortgage-backed securities	-	-	31	8.13	111	5.78	1,706,824	5.32	1,706,966	5.32
Total available for sale	248,056	5.13	26,922	4.22	19,313	5.35	1,890,862	5.41	2,185,153	5.36
Held to maturity										
Mortgage-backed securities	-	-	-	-	108,399	5.61	174,488	5.30	282,887	5.42
Other bonds	1,380	4.46	5,350	4.57	355	5.00	500	5.13	7,585	4.61
Total held to maturity	1,380	4.46	5,350	6.63	108,754	5.61	174,988	5.30	290,472	5.44
Total securities	$ 249,436	5.13 %	$ 32,272	4.28 %	$ 128,067	5.57 %	$ 2,065,850	5.40 %	$ 2,475,625	5.37 %

Lending Activities

The Company originates residential real estate loans secured by one- to four-family residences, commercial real estate loans, residential and commercial construction loans, commercial loans, multi-family loans, home equity lines of credit and fixed rate loans and other consumer loans throughout the States of Connecticut and Massachusetts. Additionally, within the residential real estate loan category are loans with property locations spread throughout the United States, as a result of the Company's residential real estate loan purchase program.

The following table summarizes the composition of the Company's total loan portfolio as of the dates presented:

Table 8: Loan Portfolio Analysis

(Dollars in thousands)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
Real estate loans										
Residential	$ 2,360,921	49.9 %	$ 1,916,551	50.1 %	$ 1,638,409	50.0 %	$ 1,559,693	49.6 %	$ 643,390	49.2 %
Commercial	947,185	20.1	785,811	20.6	670,719	20.5	639,976	20.3	279,850	21.4
Construction	276,451	5.8	182,910	4.8	109,981	3.3	107,686	3.4	16,792	1.3
Total real estate loans	3,584,557	75.8	2,885,272	75.5	2,419,109	73.8	2,307,355	73.3	940,032	71.9
Commercial loans	457,745	9.7	350,507	9.2	314,562	9.6	325,835	10.4	92,869	7.1
Consumer loans										
Equity loans and lines of credit	652,107	13.8	570,493	14.9	520,290	15.9	475,051	15.1	239,584	18.3
Other	33,560	0.7	16,604	0.4	22,745	0.7	36,416	1.2	35,040	2.7
Total consumer loans	685,667	14.5	587,097	15.3	543,035	16.6	511,467	16.3	274,624	21.0
Total loans	4,727,969	100.0 %	3,822,876	100.0 %	3,276,706	100.0 %	3,144,657	100.0 %	1,307,525	100.0 %
Allowance for loan losses	(43,813)		(37,408)		(35,552)		(36,163)		(17,669)	
Loans, net	$ 4,684,156		$ 3,785,468		$ 3,241,154		$ 3,108,494		$ 1,289,856	

As shown in Table 8, total loans were $4.73 billion at December 31, 2007, up $905.1 million from year-end 2006. The Company experienced increases across all loan categories, which was primarily attributable to the acquisition of Westbank, residential real estate loan purchases and organic loan growth.

Residential real estate loans continue to represent the largest segment of the Company's loan portfolio as of December 31, 2007, comprising just over fifty percent of total loans. The increase of $465.3 million was due to loan portfolio purchases, organic originations and balances acquired from Westbank of approximately $145.0 million, partially offset by principal loan payments. The purchased portfolio, which is made up of prime loans individually underwritten by the Company to our underwriting criteria, includes adjustable rate and 10 and 15 year fixed rate residential real estate loans with property locations throughout the United States. For 2007, loan purchases accounted for $278.8 million of the year-to-date increase in residential real estate loans and were primarily purchased with cash flows from the available for sale investment portfolio and funds borrowed from the FHLB. Midway through 2007, the mortgage market began experiencing extreme volatility and unusual pricing due to lower liquidity which led the Company to temporarily discontinue its purchased loan program. The Company has resumed this program in January 2008, but expects the purchases to be at lower levels.

Commercial real estate and commercial business loans increased $341.2 million from December 31, 2006 to December 31, 2007. The increase was attributable to the acquisition of Westbank which added approximately $235.0 million to the portfolio as well as continued organic growth. The Company's continued strategy is to build a larger percentage of the Company's assets in commercial loans including real estate and other commercial loans. To accomplish this goal, the Company is expanding penetration of its geographical target area as well as promoting stronger business development efforts to obtain new business banking relationships, while maintaining strong credit quality. Over recent months, the spread advantage of commercial real estate loans to residential real estate loans has declined. While these conditions exist, the Company expects to reduce its origination of those commercial real estate loans with sub residential pricing.

Home equity loans and lines of credit increased $81.6 million from December 31, 2006 to December 31, 2007, with Westbank contributing approximately $30.2 million of the increase. These products were promoted by the Company through competitive pricing and marketing campaigns as the Company is committed to growing this loan segment while maintaining credit quality as a higher yielding alternative to first mortgage loans. Other consumer loans increased $17.0 million from December 31, 2006 with Westbank adding approximately $31.5 million.

Selected Loan Maturities
The following table shows the contractual maturity of the Company's construction and commercial business loan portfolios at December 31, 2007.

Table 9: Contractual Maturities and Interest Rate Sensitivity of Selected Loan Categories

(In thousands)	Real Estate Construction	Commercial Business	Total
Amounts due			
One year or less	$ 201,212	$ 169,838	$ 371,050
Over one year through five years	75,239	172,109	247,348
Over five years	-	115,798	115,798
Total	$ 276,451	$ 457,745	$ 734,196
Interest rate terms on amounts due after one year			
Fixed	$ 9,016	$ 155,177	$ 164,193
Adjustable	66,223	132,729	198,952
Total	$ 75,239	$ 287,906	$ 363,145

Asset Quality
Loans are placed on nonaccrual if collection of principal or interest in full is in doubt, if the loan has been restructured, or if any payment of principal or interest is past due 90 days or more. A loan may be returned to accrual status if it has demonstrated sustained contractual performance or if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period. For the years ended December 31, 2007, 2006 and 2005 had interest been accrued at contractual rates on nonaccrual and renegotiated loans, interest income would have increased by approximately $1.1 million, $612,000 and $558,000, respectively.

The following table sets forth information regarding nonaccrual loans, restructured loans and other real estate owned:

Table 10: Nonperforming Assets

	At December 31,				
(Dollars in thousands)	2007	2006	2005	2004	2003
Nonaccruing loans (1)					
Real estate loans					
Residential	$ 4,837	$ 1,716	$ 1,808	$ 1,473	$ 1,399
Commercial	5,796	6,906	2,889	4,268	700
Total real estate loans	10,633	8,622	4,697	5,741	2,099
Commercial business	4,912	3,337	2,446	4,079	3,319
Consumer loans					
Home equity and equity lines of credit	606	467	29	196	15
Other consumer	235	42	219	217	56
Total consumer	841	509	248	413	71
Total nonaccruing loans	16,386	12,468	7,391	10,233	5,489
Real estate owned	897	-	-	-	23
Total nonperforming assets	$ 17,283	$ 12,468	$ 7,391	$ 10,233	$ 5,512
Allowance for loan losses as a percent of total loans (2)	0.93%	0.98%	1.08%	1.15%	1.35%
Allowance for loan losses as a percent of nonperforming loans	267.38%	300.03%	481.02%	353.40%	321.90%
Nonperforming loans as a percent of total loans (2)	0.35%	0.33%	0.23%	0.33%	0.42%
Nonperforming assets as a percent of total assets	0.21%	0.17%	0.11%	0.16%	0.22%

(1) Nonaccrual loans include all loans 90 days or more past due, restructured loans and other loans, which have been identified by the Company as presenting uncertainty with respect to the collectability of interest or principal.

(2) Total loans are stated at their principal amounts outstanding, net of deferred loan fees and costs and net unamortized premium on acquired loans.

As displayed in Table 10, nonperforming assets at December 31, 2007 increased to $17.3 million compared to $12.5 million at December 31, 2006. This increase of $4.8 million, or 38.4%, increased the ratio of nonperforming assets to total assets by only four basis points. The increase is mostly due to residential real estate and commercial business loans. As has been its practice historically, the Company does not originate or purchase sub-prime loans.

Nonperforming loans as a percent of total loans outstanding continues to remain at low levels and at December 31, 2007 was 0.35% up slightly from 0.33% at December 31, 2006. The allowance for loan losses to nonperforming loans ratio, a general measure of coverage adequacy, was 267.38% at December 31, 2007, less than the ratio of 300.03% at year-end 2006. The allowance for loan losses to total loans was 0.93% at the end of the December 31, 2007 as compared with 0.98% at year-end 2006.

The following table sets forth delinquencies for 60–89 days and 90 days or more in the Company's loan portfolio as of the dates indicated:

Table 11: Selected Loan Delinquencies

	At December 31,											
	2007				2006				2005			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More	
(Dollars in thousands)	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
Real estate loans												
Residential	11	$ 1,591	30	$ 4,837	5	$ 574	17	$ 1,716	7	$ 626	21	$ 1,808
Commercial	1	270	12	5,796	1	82	8	6,906	-	-	9	2,889
Total real estate loans	12	1,861	42	10,633	6	656	25	8,622	7	626	30	4,697
Commercial business	11	351	46	4,912	10	398	22	3,337	7	213	36	2,446
Consumer												
Home equity	8	493	8	606	6	237	4	467	3	49	1	29
Other consumer	23	112	33	235	17	119	8	42	24	173	20	219
Total consumer	31	605	41	841	23	356	12	509	27	222	21	248
Total	54	$ 2,817	129	$ 16,386	39	$ 1,410	59	$ 12,468	41	$ 1,061	87	$ 7,391
Delinquent loans to total loans		0.06 %		0.35 %		0.04 %		0.33 %		0.03 %		0.23 %

Other Real Estate Owned

The Company classifies property acquired through foreclosure or acceptance of a deed-in-lieu of foreclosure as other real estate owned in its financial statements. When a property is placed in other real estate owned, the excess of the loan balance over the estimated fair market value of the collateral, based on a recent appraisal, is charged to the allowance for loan losses. Estimated fair value usually represents the sales price a buyer would be willing to pay on the basis of current market conditions, including normal loan terms from other financial institutions, less the estimated costs to sell the property. Management inspects all other real estate owned properties periodically. Subsequent writedowns in the carrying value of other real estate owned are charged to expense if the carrying value exceeds the estimated fair value. At December 31, 2007, the Company had $897,000 in other real estate owned.

Classification of Assets and Loan Review

An internal risk rating system is used to monitor and evaluate the credit risk inherent in the loan portfolio. Under our internal risk rating system, we currently identify criticized loans as "special mention," "substandard," "doubtful" or "loss". The Bank has outsourced to a third party to conduct loan reviews of all loan portfolios. On a quarterly basis, a Criticized Asset Committee composed of the Chief Credit Officer, Executive Vice President of Business Banking and other senior officers meet to review Criticized Asset Reports on commercial and commercial real estate loans that are risk rated special mention, substandard, or doubtful. The reports focus on the current status, strategy, financial data, and appropriate risk rating of the criticized loan.

At December 31, 2007, loans classified as substandard (both accruing and nonaccruing) totaled $28.2 million, and consisted of $17.2 million in commercial real estate loans and $11.0 million in commercial loans. Special mention loans totaled $150.3 million, and consisted of $117.2 million of commercial real estate loans and $33.1 million of commercial loans. There were no loans classified as doubtful at December 31, 2007.

At December 31, 2006, loans classified as substandard totaled $22.7 million, and consisted of $11.3 million in commercial real estate loans and $11.4 million in commercial loans. Special mention loans totaled $113.1 million, and consisted of $82.7 million of commercial real estate loans and $30.4 million of commercial loans. There were no loans classified as doubtful at December 31, 2006.

Allowance For Loan Losses

The Board of Directors and management of the Company are committed to the establishment and maintenance of an adequate allowance for loan losses, determined in accordance with GAAP. Our approach is to follow the most recent guidelines that have been provided by our regulators. Management believes that the methodology it employs to develop, monitor and support the allowance for loan losses is consistent with those guidelines.

While management believes that it has established adequate specific and general allowances for probable losses on loans, there can be no assurance that the regulators, in reviewing the Company's loan portfolio, will not request an increase in the allowance for losses, thereby negatively affecting the Company's financial condition and earnings. Moreover, actual losses may be dependent upon future events and, as such, further additions to the allowance for loan losses may become necessary.

The allowance for loan losses is established through provisions for loan losses based on management's on-going evaluation of the risks inherent in the Company's loan portfolio. Charge-offs against the allowance for loan losses are taken on loans when it is determined that the collection of loan principal is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for loan losses.

The following table sets forth activity in the Company's allowance for loan losses for the periods indicated:

Table 12: Schedule of Allowance for Loan Losses

(Dollars in thousands)	At or For the Year Ended December 31, 2007	2006	2005	2004	At or For the Twelve Months Ended December 31, 2003	At or For the Nine Months Ended December 31, 2003	2002
Balance at beginning of period	$ 37,408	$ 35,552	$ 36,163	$ 17,669	$ 19,321	$ 18,932	$ 20,805
Net allowances gained through acquisition	3,894	2,224	-	21,498	-	-	-
Provision for loan losses	4,900	500	400	600	-	-	-
Charge-offs							
Residential and commercial mortgage loans	1,172	409	12	161	501	6	808
Commercial loans	2,267	2,552	3,347	4,705	2,667	2,619	2,307
Consumer loans	786	481	286	346	278	218	271
Total charge-offs	4,225	3,442	3,645	5,212	3,446	2,843	3,386
Recoveries							
Residential and commercial mortgage loans	642	475	490	650	1,062	982	1,505
Commercial loans	948	1,975	1,987	784	598	500	204
Consumer loans	246	124	157	174	134	98	193
Total recoveries	1,836	2,574	2,634	1,608	1,794	1,580	1,902
Net charge-offs	2,389	868	1,011	3,604	1,652	1,263	1,484
Balance at end of period	$ 43,813	$ 37,408	$ 35,552	$ 36,163	$ 17,669	$ 17,669	$ 19,321
Ratios							
Net loan charge-offs to average interest-earning loans	0.05 %	0.02 %	0.03 %	0.13 %	0.13 %	0.10 %	0.13 %
Allowance for loan losses to total loans	0.93	0.98	1.08	1.15	1.35	1.35	1.64
Allowance for loan losses to nonperforming loans	267.38	300.03	481.02	353.40	321.90	321.90	416.94
Net loans charged-off to allowance for loan losses	5.45	2.32	2.84	9.97	9.35	7.15	7.68
Recoveries to charge-offs	43.46	74.78	72.26	30.85	52.06	55.58	56.17

As displayed in Table 12, net charge-offs of approximately $2.4 million were recorded for the year ended December 31, 2007 and were predominantly attributable to fourth quarter charge-offs in the commercial loan portfolio relating to several commercial relationships. As a result of the net charge-offs, an increase of nonaccrual loans, the periodic re-rating of loans, and the overall growth in the portfolio, a provision for loan losses of $4.9 million was recorded for the year ended December 31, 2007. This compares to net charge-offs of $868,000 and a provision of $500,000 for the year ended December 31, 2006. Management believes that the allowance for loan losses is appropriate based on the Bank's net loss experience, sound asset quality and delinquency indicators, as well as a softening in the real estate market. The Company had an allowance of $43.8 million and $37.4 million at December 31, 2007 and December 31, 2006, respectively.

The following table sets forth the Company's percent of allowance by loan category and the percent of the loans to total loans in each of the categories listed at the dates indicated:

Table 13: Allocation of Allowance for Loan Losses

	At December 31, 2007		2006		2005		2004		2003	
(Dollars in thousands)	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Residential real estate	$ 7,018	50.55 %	$ 5,244	50.34 %	$ 6,177	50.37 %	$ 5,881	50.12 %	$ 2,917	49.32 %
Commercial real estate	16,271	25.27	12,278	25.13	8,941	23.46	9,573	23.25	5,798	22.57
Commercial business	13,395	9.68	13,594	9.17	13,782	9.60	14,872	10.36	5,868	7.10
Consumer	5,926	14.50	5,021	15.36	4,320	16.57	4,208	16.27	2,957	21.01
Unallocated	1,202	-	1,271	-	2,332	-	1,629	-	129	-
Total allowance for loan losses	$ 43,812	100.00 %	$ 37,408	100.00 %	$ 35,552	100.00 %	$ 36,163	100.00 %	$ 17,669	100.00 %

The allowance for loan losses and the provision are determined based upon a detailed evaluation of the portfolio and sub-portfolios through a process which considers numerous factors, including levels and direction of delinquencies, nonperforming loans, risk ratings, estimated credit losses using both internal and external portfolio reviews, current economic and market conditions, concentrations, portfolio volume and mix, changes in underwriting, experience of staff, and historical loss rates over the business cycle. Management follows a guiding principle that the level of the allowance for loan losses should be directionally consistent with asset quality indicators.

The allowance is computed by segregating the portfolio into pools of loans that have similar loan product type and risk rating characteristics. Management uses historical default and loss rates, internal risk ratings, industry data, peer comparisons, and other risk-based characteristics. The data is then analyzed and estimates of losses inherent in the portfolio are determined using formula allowances for homogeneous pools of loans and criticized loans, and specific reserve requirements for impaired loans. The provision and allowance for loan losses are then reviewed and approved by the Company's Board of Directors on a quarterly basis.

Intangible Assets

At December 31, 2007, the Company had intangible assets of $584.5 million, an increase of $80.8 million, or 16.1%, from $503.7 million at December 31, 2006. The increase was predominately due to the acquisition of Westbank on January 2, 2007 which resulted in the Company recording additional goodwill of $79.8 million and a core deposit intangible of $14.2 million and the acquisition of CIMI which increased intangible assets by $2.0 million. The increase in identifiable intangible assets was partially offset by year-to-date amortization expense of $11.7 million and the reversal of a portion of the deferred tax liability related to Connecticut Bancshares bond investments of $3.2 million which offset the increase to goodwill. In accordance with SFAS No. 141, the assets acquired and liabilities assumed are recorded based on their fair values on the acquisition date.

Identifiable intangible assets are amortized on a straight-line or accelerated basis, over their estimated lives. Management assesses the recoverability of intangible assets subject to amortization whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value an impairment charge is recorded to income. Goodwill is not amortized, but instead is reviewed for impairment on an annual basis. The Company performs its annual test for goodwill impairment during the first quarter of the year and no impairment was recorded in 2007. No events or circumstances subsequent to those evaluations through year end indicate that the carrying value of the Company's goodwill may not be recoverable.

Other Assets

The Company's other assets decreased $58.7 million, or 38.6%, to $93.3 million at December 31, 2007 from $152.0 million at December 31, 2006. This decrease was primarily due to a $58.7 million cash prepayment for the Westbank acquisition which closed on January 2, 2007 which had been recorded as a prepaid asset for the year ended December 31, 2006.

Sources of Funds

Cash flows from deposits, loan and mortgage-backed securities repayments, securities sales proceeds and maturities, borrowings and earnings are the primary sources of the Company's funds available for use in its lending and investment activities and in meeting its operational needs. While scheduled loan and securities repayments are a relatively stable source of funds, deposit flows and loan and investment security prepayments are influenced by prevailing interest rates and local and economic conditions and are inherently uncertain. The borrowings primarily include FHLB advances and repurchase agreement borrowings. See Note 10 of Notes to Consolidated Financial Statements contained elsewhere within this Report for further borrowings information.

The Company attempts to control the flow of funds in its deposit accounts according to its need for funds and the cost of alternative sources of funding. A Loan and Deposit Pricing Committee meets weekly to determine pricing and marketing initiatives. It influences the flow of funds primarily by the pricing of deposits, which is affected to a large extent by competitive factors in its market area and asset/liability management strategies.

Deposits

The Company receives retail and commercial deposits through its main office and 87 other banking offices throughout Connecticut (76 locations) and Massachusetts (12 locations). Customer deposits generated through the NewAlliance banking network are the largest source of funds used to support asset growth. Deposit customers can access their accounts in a variety of ways including branch banking, ATM's, internet banking or telephone banking. Effective advertising, direct mail, well-designed product offerings, good service and competitive pricing policies are strategies that attract and retain deposits. A key strategic objective is to grow the base of checking customers by retaining existing relationships while attracting new customers. The deposit base provides a source of funding for the bank as well as an ongoing stream of fee revenue. The Company offers a wide variety and attractive array of deposit accounts including checking, savings and certificate of deposit accounts that meet the needs of both the consumer and business customer.

Table 14: Deposits

(In thousands)	December 31, 2007	2006	Change
Savings	$ 941,051	$ 774,457	$ 166,594
Money market	492,042	509,940	(17,898)
NOW	401,097	384,249	16,848
Demand	477,408	464,554	12,854
Time	2,062,067	1,767,467	294,600
Total deposits	$ 4,373,665	$ 3,900,667	$ 472,998

As displayed in Table 14, deposits increased $473.0 million compared to December 31, 2006, primarily attributable to the acquisition of Westbank which added approximately $600.0 million in deposits and an organic increase in the savings category. The increase is partially offset by a decrease in organic time deposits due primarily to the competitive market environment and competitor pricing. Throughout 2007, the Company continued to offer product promotions, and has focused on both maintaining and increasing core deposits with "free checking" and "free savings" promotions. As a result of these promotions, through direct mail campaigns, cash bonuses and effective advertising, the Company was able to attract both new retail and business customers and opened approximately 22,000 checking and 32,000 savings accounts throughout 2007, the majority of which were the "free" products. The Company also continues to offer premium certificate of deposit rates to select customers who either have or establish a checking relationship with the Company.

The Company had $696.4 million in time deposits of $100,000 or more outstanding as of December 31, 2007, maturing as follows:

Table 15: Time Deposit Maturities of $100,000 or more

(Dollars in thousands)	Amount	Weighted average rate
Three months or less	$ 338,025	4.74 %
Over three months through six months	244,728	4.82
Over six months through twelve months	69,820	4.53
Over twelve months	43,817	4.21
Total time deposits $100,000 or more	$ 696,390	4.72 %

Borrowings

NewAlliance also uses various types of short-term and long-term borrowings in meeting funding needs. While customer deposits remain the primary source for funding loan originations, management uses short-term and long-term borrowings as a supplementary funding source for loan growth and other liquidity needs when the cost of these funds are favorable compared to alternative funding, including deposits.

The Company is a member of the Federal Home Loan Bank of Boston which is part of the Federal Home Loan Bank System. Members are required to own capital stock in the FHLB and borrowings are collateralized by certain home mortgages or securities of the U.S. Government and its agencies. The maximum amount of credit which the FHLB will extend varies from time to time depending on their policies. The Company maintains a borrowing capacity at the FHLB Boston that is a percentage of its total regulatory assets, subject to capital stock and collateralization requirements.

The following table summarizes the Company's recorded borrowings at December 31, 2007.

Table 16: Borrowings

(In thousands)	December 31, 2007	2006	Change
FHLB advances (1)	$ 2,136,965	$ 1,721,886	$ 415,079
Repurchase agreements	192,145	172,777	19,368
Mortgage loans payable	1,459	1,592	(133)
Junior subordinated debentures issued to affiliated trusts (2)	24,935	7,609	17,326
Total borrowings	$ 2,355,504	$ 1,903,864	$ 451,640

(1) Includes fair value adjustments on acquired borrowings, in accordance with SFAS No. 141, *"Business Combinations,"* of $9.6 million and $13.5 million at December 31, 2007 and 2006, respectively.

(2) Includes fair value adjustments on acquired borrowings, in accordance with SFAS No. 141, *"Business Combinations,"* of $300,000 and $500,000 at December 31, 2007 and 2006, respectively. The trusts were organized to facilitate the issuance of "trust preferred" securities. The Company acquired these subsidiaries when it acquired Alliance and Westbank. The affiliated trusts are wholly-owned subsidiaries of the Company and the payments of these securities are irrevocably and unconditionally guaranteed by the Company.

Table 16 above summarizes the Company's recorded borrowings of $2.36 billion at December 31, 2007, an increase of $451.6 million, or 23.7%, from the balance recorded at December 31, 2006, mainly in FHLB advances. This increase in FHLB advances was primarily due to funding loan growth and to cover deposit outflows while managing interest rate risk and liquidity. At December 31, 2007, the majority of the Company's outstanding FHLB advances were at fixed rates, while only $60.0 million had floating rates.

Stockholders' Equity

Total stockholders' equity equaled $1.41 billion at December 31, 2007, $44.8 million higher than the balance at December 31, 2006. The increase consisted primarily of common stock issued for the Westbank acquisition of $58.9 million, an increase in other comprehensive income of $30.0 million primarily due to the restructuring of the investment portfolio and the after tax appreciation in the fair market value of investments available for sale, net income of $23.8 million, and stock option and restricted stock expense of $12.0 million. These increases were partially offset by our repurchase of 4,602,787 shares of our common stock for $62.0 million and the payment of $27.0 million of cash dividends declared on our common stock during the year. Dividends declared in 2007 were $0.255 compared to $0.235 for the year ended December 31, 2006. Book value per share amounted to $12.93 and $12.43 at December 31, 2007 and 2006, respectively. For information regarding our compliance with applicable capital requirements, see "Liquidity and Capital Resources" below.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. The Company further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. The Company's primary sources of funds consist of deposit inflows, loan repayments and sales, maturities, paydowns and sales of investment and mortgage-backed securities, borrowings from the Federal Home Loan Bank and repurchase agreements.

The Company has expanded its use of borrowings from the Federal Home Loan Bank to fund loan growth while managing interest rate risk and liquidity. At December 31, 2007, total borrowings from the Federal Home Loan Bank amounted to $2.13 billion, exclusive of $9.6 million in purchase accounting adjustments, and the Company had the immediate capacity to increase that total to $2.32 billion. Additional borrowing capacity of approximately $819.4 million would be readily available by pledging eligible investment securities as collateral. Depending on market conditions and the Company's liquidity and gap position, the Company may continue to borrow from the Federal Home Loan Bank or initiate borrowings through the repurchase agreement market. At December 31, 2007 the Company's repurchase agreement lines of credit totaled $125.0 million, $100.0 million of which was available on that date.

Factors affecting liquidity include loan origination volumes, loan prepayment rates, maturity structure of existing loans, core deposit growth levels, time deposit maturity structure and retention, investment portfolio cash flows, the market value of investment securities that can be used to collateralize FHLB advances and repurchase agreements. The liquidity position is influenced by general interest rate levels, economic conditions and competition. For example, as interest rates decline, payments of principal from the loan and mortgage-backed securities portfolio accelerate, as borrowers are more willing to prepay. Additionally, the market value of the securities portfolio generally increases as rates decline, thereby increasing the amount of collateral available for funding purposes.

The Company determines its cash position daily. The Investment Department compiles reports detailing the Company's cash activity and cash balances occurring at its various correspondents and through its various funding sources. The Investment Department then settles all correspondent and bank accounts either investing excess funds or borrowing to cover the projected shortfall.

The Company's most liquid assets are cash and due from banks, short-term investments and debt securities. The levels of these assets are dependent on the Company's operating, financing, lending and investment activities during any given period. At December 31, 2007, cash and due from banks, short-term investments and debt securities maturing within one year amounted to $432.9 million, or 5.27% of total assets.

NewAlliance's main source of liquidity at the parent company level is dividends from NewAlliance Bank. The main uses of liquidity are payments of dividends to common stockholders, repurchase of NewAlliance's common stock, and the payment of principal and interest to holders of trust preferred securities. There are certain restrictions on the payment of dividends. See Note 15 of Notes to Consolidated Financial Statements contained elsewhere within this report for further information on dividend restrictions.

Management believes that the cash and due from banks, short term investments and debt securities maturing within one year, coupled with the borrowing line at the Federal Home Loan Bank and the available repurchase agreement lines at selected broker dealers, provide for sufficient liquidity to meet its operating needs.

At December 31, 2007, the Company had commitments to originate loans, unused outstanding lines of credit and standby letters of credit totaling $810.7 million. Management anticipates that it will have sufficient funds available to meet its current loan commitments. Time deposits maturing within one year from December 31, 2007 amount to $1.87 billion.

The following tables present information indicating various obligations and commitments made by the Company as of December 31, 2007 and the respective maturity dates. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.

Table 17: Contractual Obligations

(In thousands)	Total	One year or less	Over one year through three years	Over three years through five years	Over Five Years
FHLB advances (1)	$ 2,127,399	$ 272,904	$ 723,027	$ 630,830	$ 500,638
Repurchase agreements	192,145	167,145	-	25,000	-
Junior subordinated debentures issued to affiliated trusts	24,935	-	-	-	24,935
Operating leases (2)	16,971	3,575	5,895	3,545	3,956
Total contractual obligations	$ 2,361,450	$ 443,624	$ 728,922	$ 659,375	$ 529,529

(1) Secured under a blanket security agreement on qualifying assets, principally, mortgage loans.
(2) Represents non-cancelable operating leases for offices.

Table 18: Other Commitments

(In thousands)	Total	One year or less	Over one year through three years	Over three years through five years	Over five years
Loan origination commitments (1)	$ 71,191	$ 71,191	$ -	$ -	$ -
Unadvanced portion of construction loans (2)	163,302	47,120	109,232	-	6,950
Standby letters of credit	15,885	12,272	2,483	372	758
Unadvanced portion of lines of credit (3)	560,298	129,220	62,765	25,990	342,323
Total commitments	$ 810,676	$ 259,803	$ 174,480	$ 26,362	$ 350,031

(1) Commitments for loans are extended to customers for up to 180 days after which they expire.
(2) Unadvanced portions of construction loans are available to be drawn on at any time by the borrower for up to 2 years.
(3) Unadvanced portions of home equity loans are available to be drawn on at any time by the borrower for up to 9.5 years. Commercial lines of credit are available to be drawn on at any time by the borrower for up to 1 or 2 years.

Applicable regulations require the Company and the Bank to satisfy certain minimum capital requirements. At December 31, 2007, the Company and the Bank were in full compliance with all applicable capital requirements and met the FDIC requirements for a well capitalized institution. See Note 15 of Notes to Consolidated Financial Statements contained in Item 8 of this report, and the section titled Regulation and Supervision in Item 1, concerning capital requirements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management Of Market And Interest Rate Risk

General

Market risk is the exposure to losses resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company has no foreign currency or commodity price risk. Credit risk related to investment securities is low as substantially all are investment grade or have government guarantees. There is no sub-prime mortgage exposure in the investment portfolio. The chief market risk factor affecting financial condition and operating results is interest rate risk. Interest rate risk is the exposure of current and future earnings and capital arising from adverse movements in interest rates and spreads. This risk is managed by periodic evaluation of the interest rate risk inherent in certain balance sheet accounts, determination of the level of risk considered appropriate given the Company's capital and liquidity requirements, business strategy, performance objectives and operating environment and maintenance of such risks within guidelines approved by the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its net earnings to changes in interest rates. The Asset/Liability Committee, comprised of several senior executives, is responsible for managing interest rate risk. On a quarterly basis, the Board of Directors reviews the Company's gap position and interest rate sensitivity exposure described below and Asset/Liability Committee minutes detailing the Company's activities and strategies, the effect of those strategies on the Company's operating results, interest rate risk position and the effect changes in interest rates would have on the Company's net interest income. The extent of movement of interest rates is an uncertainty that could have a negative impact on earnings.

The principal strategies used to manage interest rate risk include (i) emphasizing the origination, purchase and retention of adjustable rate loans, and the origination and purchase of loans with maturities matched with those of the deposits and borrowings funding the loans, (ii) investing in debt securities with relatively short maturities and/or average lives and (iii) classifying a significant portion of its investment portfolio as available for sale so as to provide sufficient flexibility in liquidity management. By its strategy of limiting the Bank's risk to rising interest rates, the Bank is also limiting the benefit of falling interest rates.

The Company employs two approaches to interest rate risk measurement; gap analysis and income simulation analysis.

Gap Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 2007, the Company's cumulative one-year interest rate gap (which is the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year), was negative $203.4 million, or negative 2.48% of total assets. The Bank's approved policy limit is plus or minus 20%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table sets forth the Company's cumulative maturity distribution of interest-earning assets and interest-bearing liabilities at December 31, 2007, interest rate sensitivity gap, cumulative interest rate sensitivity gap, cumulative interest rate sensitivity gap ratio, and cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities ratio. This table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. Assumptions are made on the rate of prepayment of principal on loans and investment securities. However, this table does not necessarily indicate the impact of general interest rate movements on the Company's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the gap analysis, so that when interest rates rise, the gap becomes more negative, and when interest rates fall, the gap becomes more positive. As a result, various assets and liabilities indicated as repricing within the same time period may, in fact, reprice at different times and at different rate levels. It should also be noted that this table reflects certain assumptions regarding the categorization of assets and liabilities and represents a one-day position; in fact, variations occur daily as management adjusts interest rate sensitivity throughout the year.

Interest Rate Sensitivity Gap

(Dollars in thousands)	December 31, 2007 1 - 3 Months	4 - 6 Months	7 - 12 Months	1 - 5 Years	5+ Years	Total
Interest-earning assets						
Investment securities	$ 469,822	$ 296,709	$ 427,158	$ 1,151,852	$ 68,084	$ 2,413,625
Loans	867,617	326,056	652,700	2,243,484	607,984	4,697,841
Short-term investments	114,963	-	-	-	-	114,963
Total interest-earning assets	1,452,402	622,765	1,079,858	3,395,336	676,068	7,226,429
Interest-bearing liabilities						
Savings deposits	16,230	282,721	180,027	382,782	79,293	941,053
NOW deposits	-	64,593	61,369	200,634	74,501	401,097
Money market deposits	39,723	153,501	107,515	168,687	22,616	492,042
Time deposits	898,088	689,848	290,701	183,524	187	2,062,348
FHLB advances and other borrowings	314,604	72,377	187,160	1,570,508	200,989	2,345,638
Total interest-bearing liabilities	1,268,645	1,263,040	826,772	2,506,135	377,586	6,242,178
Interest rate sensitivity gap	$ 183,757	$ (640,275)	$ 253,086	$ 889,201	$ 298,482	$ 984,251
Cumulative interest rate sensitivity gap	$ 183,757	$ (456,518)	$ (203,432)	$ 685,769	$ 984,251	
Cumulative interest rate sensitivity gap ratio	2.2 %	(5.6) %	(2.5) %	8.4 %	12.0 %	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	114.5 %	82.0 %	93.9 %	111.7 %	115.8 %	

Income Simulation Analysis

Income simulation analysis considers the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components over a range of interest rate scenarios. Tested scenarios include instantaneous rate shocks, rate ramps over a six-month or one-year period, static rates, non-parallel shifts in the yield curve and a forward rate scenario. The simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon, usually a three-year period. Simulation analysis involves projecting future balance sheet structure and interest income and expense under the various rate scenarios. The Company's internal guidelines on interest rate risk specify that for a range of interest rate scenarios, the estimated net interest margin over the next 12 months should decline by less than 12% as compared to the forecasted net interest margin in the base case scenario. However, in practice, interest rate risk is managed well within these 12% guidelines.

For the base case rate scenario the flat yield curve as of December 31, 2007 was utilized. This yield curve was utilized due to the recent excessive volatility in the rates markets. As of December 31, 2007, the Company's estimated exposure as a percentage of estimated net interest income for the next twelve-month period as compared to the forecasted net interest income in the base case scenario are as follows:

	Percentage change in estimated net interest income over twelve months
200 basis point twelve month ramp upwards in interest rates	1.29 %
200 basis point twelve month ramp downwards in interest rates	(5.15) %

As of December 31, 2007, a downward twelve month ramp of 200 basis points was a realistic representation of the risk of falling rates as the Federal Reserve was reducing rates to increase market liquidity. For an increase in rates, an upward twelve month ramp of 200 basis points is also a relevant representation of potential risk given the possibility of the economy rebounding due to the recent reductions in the federal funds rate and the potential for the government stimulus package to be enacted in the second half of the year.

Based on the scenarios above, net interest income would increase slightly in the 12-month period after an upward movement in rates, and would decrease after a downward movement in rates. Computation of prospective effects of hypothetical interest rate changes are based on a number of assumptions including the level of market interest rates, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates, the expected prepayment rates on loans and investments, the degree to which early withdrawals occur on time deposits and other deposit flows. As a result, these computations should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions that management may undertake in response to changes in interest rates.

Item 8. Financial Statements and Supplementary Data

For the Company's Consolidated Financial Statements, see index on page 53.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of December 31, 2007. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that the information required to be disclosed by us in our reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports filed under the Exchange Act is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure for the year ending December 31, 2007.

In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the fourth quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The report, which expresses an unqualified opinion on the effective operation of the Company's internal control over financial reporting as of December 31, 2007, is included on page 55 of this Form 10-K.

Item 9A(T). Controls and Procedures

Not applicable

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance
The information required by this Item is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed within 120 days following December 31, 2007.

Item 11. Executive Compensation
The information required by this Item is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed within 120 days following December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The information required by this Item is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed within 120 days following December 31, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence
The information required by this Item is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed within 120 days following December 31, 2007.

Item 14. Principal Accountant Fees and Services
The information required by this Item is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed within 120 days following December 31, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

The following Consolidated Financial Statements of NewAlliance Bancshares and subsidiaries are filed as part of this document under Item 8:

- Management's Report on Internal Control over Financial Reporting
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2007 and 2006
- Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2007, 2006 and 2005
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005
- Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

Index to Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting
NewAlliance Bancshares, Inc.

The management of NewAlliance Bancshares, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework.* Based on that assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework.*

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report appearing on page 55, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Peyton R. Patterson
Chairman of the Board, President and
Chief Executive Officer

Merrill B. Blanksteen
Executive Vice President, Chief
Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NewAlliance Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of NewAlliance Bancshares, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for their defined benefit and other postretirement plans, and share-based compensation in 2006, and uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 25, 2008

NewAlliance Bancshares, Inc.
Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks, noninterest bearing	$ 108,917	$ 127,948
Short-term investments	51,962	28,077
Cash and cash equivalents	160,879	156,025
Investment securities available for sale (note 4)	2,201,021	2,172,864
Investment securities held to maturity (note 4)	290,472	307,447
Loans held for sale	2,669	1,528
Loans, net (note 5)	4,684,156	3,785,468
Premises and equipment, net (note 6)	61,939	52,479
Cash surrender value of bank owned life insurance	132,059	116,194
Goodwill (note 7)	531,191	454,258
Identifiable intangible assets (note 7)	53,316	49,403
Other assets (note 8)	93,282	152,030
Total assets	$ 8,210,984	$ 7,247,696
Liabilities		
Deposits (note 9)		
Non-interest bearing	$ 477,408	$ 464,554
Savings, interest-bearing checking and money market	1,834,190	1,668,646
Time	2,062,067	1,767,467
Total deposits	4,373,665	3,900,667
Borrowings (note 10)	2,355,504	1,903,864
Other liabilities	74,708	80,860
Total liabilities	6,803,877	5,885,391
Commitments and contingencies (note 14)		
Stockholders' Equity		
Preferred stock, $0.01 par value; authorized 38,000 shares; none issued	-	-
Common stock, $0.01 par value; authorized 190,000 shares; 121,486 and 117,474 shares issued at December 31, 2007 and 2006, respectively	1,215	1,175
Additional paid-in capital	1,242,100	1,178,314
Unallocated common stock held by ESOP	(96,039)	(99,697)
Unearned restricted stock compensation	(25,466)	(32,987)
Treasury stock, at cost (12,634 and 7,919 shares, at December 31, 2007 and 2006, respectively	(178,401)	(114,605)
Retained earnings	451,729	455,649
Accumulated other comprehensive income (loss) (note 16)	11,969	(25,544)
Total stockholders' equity	1,407,107	1,362,305
Total liabilities and stockholders' equity	$ 8,210,984	$ 7,247,696

See accompanying notes to consolidated financial statements.

NewAlliance Bancshares, Inc.
Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Interest and dividend income			
Residential real estate loans	$ 127,794	$ 98,116	$ 82,667
Commercial real estate loans	74,963	58,584	45,276
Commercial business loans	33,964	24,927	20,463
Consumer loans	43,802	36,752	29,001
Investment securities	119,585	109,302	97,400
Short-term investments	3,172	3,351	1,763
Total interest and dividend income	403,280	331,032	276,570
Interest expense			
Deposits	130,933	90,669	55,491
Borrowings	97,310	70,782	44,970
Total interest expense	228,243	161,451	100,461
Net interest income before provision for loan losses	175,037	169,581	176,109
Provision for loan losses (note 5)	4,900	500	400
Net interest income after provision for loan losses	170,137	169,081	175,709
Non-interest income			
Depositor service charges	27,941	25,674	22,627
Loan and servicing income	2,002	2,067	3,038
Trust fees	6,783	6,434	4,753
Investment management, brokerage & insurance fees	6,811	5,375	6,117
Bank owned life insurance	6,375	4,014	2,416
Net (loss) gain on securities	(27,542)	82	40
Rent	3,724	3,422	3,210
Net gain on sale of loans	1,489	1,164	297
Other	3,582	3,399	3,026
Total non-interest income	31,165	51,631	45,524
Non-interest expense			
Salaries and employee benefits (notes 11 and 12)	84,513	79,060	72,837
Occupancy	17,338	13,947	12,540
Furniture and fixtures	6,874	6,453	6,363
Outside services	17,142	17,164	18,243
Advertising, public relations, and sponsorships	7,957	5,656	4,584
Amortization of identifiable intangible assets	11,682	9,391	10,699
Conversion and merger related charges	2,523	3,389	2,156
Other	14,417	13,046	13,818
Total non-interest expense	162,446	148,106	141,240
Income before income taxes	38,856	72,606	79,993
Income tax provision (note 13)	15,063	23,769	27,394
Net income	$ 23,793	$ 48,837	$ 52,599
Basic earnings per share (note 17)	$ 0.23	$ 0.49	$ 0.50
Diluted earnings per share (note 17)	0.23	0.49	0.50
Weighted-average shares outstanding (note 17)			
Basic	103,146	99,981	105,110
Diluted	103,582	100,484	105,517
Dividends per share	$ 0.255	$ 0.235	$ 0.21

See accompanying notes to consolidated financial statements.

NewAlliance Bancshares, Inc.
Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2005, 2006 and 2007 (In thousands, except per share data)	Common Shares Outstanding	Par Value Common Stock	Additional Paid-in Capital	Unallocated Common Stock Held by ESOP	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance December 31, 2004	114,159	$ 1,142	$ 1,128,953	$ (107,018)	$ -	$ -	$ 400,704	$ (7,409)	$ 1,416,372
Common stock issued for acquisition	738	7	10,096						10,103
Dividends declared ($0.21 per share)							(22,332)		(22,332)
Allocation of ESOP shares, net of tax			(138)	3,662					3,524
Treasury shares acquired (note 15)	(9,498)					(138,473)			(138,473)
Treasury stock issued for restricted stock awards under the LTCP	3,425		(1,196)		(41,302)	50,475			7,977
Other, net			91						91
Comprehensive income									
Net income							52,599		52,599
Other comprehensive loss, net of tax (note 16)								(18,993)	(18,993)
Total comprehensive income									33,606
Balance December 31, 2005	108,824	1,149	1,137,806	(103,356)	(41,302)	(87,998)	430,971	(26,402)	1,310,868
Common stock issued for acquisition	2,577	26	35,826						35,852
Dividends declared ($0.235 per share)							(24,159)		(24,159)
Allocation of ESOP shares, net of tax			25	3,659					3,684
Treasury shares acquired (note 15)	(1,851)					(26,662)			(26,662)
Exercise of stock options	4					55			55
Restricted stock expense					8,315				8,315
Stock option expense			4,657						4,657
Adjustment to initially apply SFAS No. 158, net of tax $(3,106)								(5,767)	(5,767)
Comprehensive income:									
Net income							48,837		48,837
Other comprehensive income, net of tax (note 16)								6,625	6,625
Total comprehensive income									55,462
Balance December 31, 2006	109,554	1,175	1,178,314	(99,697)	(32,987)	(114,605)	455,649	(25,544)	1,362,305
Common stock issued for acquisition	4,009	40	58,899						58,939
Dividends declared ($0.255 per share)							(26,999)		(26,999)
Allocation of ESOP shares, net of tax			11	3,658					3,669
Treasury shares acquired (note 15)	(4,714)					(63,796)			(63,796)
Exercise of stock options	3		42						42
Restricted stock expense					7,521				7,521
Stock option expense			4,455						4,455
Excess tax benefit of stock-based compensation			470						470
Adoption of FIN 48, net of tax (note 13)							(714)		(714)
Other, net			(91)						(91)
Comprehensive income:									
Net income							23,793		23,793
Other comprehensive income, net of tax (note 16)								37,513	37,513
Total comprehensive income									61,306
Balance December 31, 2007	108,852	$ 1,215	$ 1,242,100	$ (96,039)	$ (25,466)	$ (178,401)	$ 451,729	$ 11,969	$ 1,407,107

See accompanying notes to consolidated financial statements

NewAlliance Bancshares, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 23,793	$ 48,837	$ 52,599
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	4,900	500	400
Loss on sale of OREO	-	21	-
Restricted stock compensation expense	7,521	8,315	7,977
Stock option compensation expense	4,455	4,657	-
ESOP expense	3,669	3,684	3,524
Amortization of identifiable intangible assets	11,682	9,390	10,699
Net amortization/accretion of fair market adjustments from net assets acquired	(6,697)	(7,241)	(8,781)
Net amortization/accretion of investment securities	(1,294)	1,503	6,776
Change in deferred income taxes	(955)	1,033	5,213
Depreciation and amortization	7,090	6,232	5,939
Net securities loss (gain)	26,692	(82)	(40)
Impairment on available for sale securities	850	-	-
Net gain on sales of performing loans	(1,489)	(1,164)	(297)
Proceeds from sales of loans held for sale	68,953	47,695	54,131
Loans originated for sale	(70,243)	(46,809)	(56,467)
(Gain) loss on sale of fixed assets	(154)	107	(642)
(Gain) loss on limited partnerships	(1,988)	(2,000)	80
Increase in cash surrender value of bank owned life insurance	(6,375)	(4,014)	(2,416)
Decrease (increase) in other assets	72,883	(46,451)	(6,108)
Decrease in other liabilities	(20,271)	(6,055)	(13,016)
Net cash provided by operating activities	123,022	18,158	59,571
Cash flows from investing activities			
Purchase of securities available for sale	(1,312,221)	(328,860)	(910,662)
Purchase of securities held to maturity	(39,267)	(249,660)	(95,955)
Proceeds from maturity, sales, calls and principal reductions of securities available for sale	1,348,482	578,292	788,594
Proceeds from maturity, calls and principal reductions of securities held to maturity	57,299	34,738	5,226
Proceeds from sales of fixed assests	404	490	3,839
Net increase in loans held for investment	(460,920)	(408,017)	(133,667)
Net cash acquired (paid) for acquisitions	124,163	(5,581)	(995)
Proceeds from sales of other real estate owned	-	347	-
Purchase of bank owned life insurance	-	(50,000)	-
Proceeds from bank owned life insurance	-	14	26
Purchase of premises and equipment	(5,844)	(6,131)	(5,796)
Net cash used in investing activities	(287,904)	(434,368)	(349,390)
Cash flows from financing activities			
Net (decrease) increase in customer deposit balances	(156,686)	(72,007)	101,953
Net (decrease) increase in short-term borrowings	(26,881)	21,028	(55,002)
Proceeds from long-term borrowings	1,069,800	892,082	626,198
Repayments of long-term borrowings	(626,214)	(391,889)	(249,837)
Shares issued for stock option exercise	42	55	-
Excess tax benefit of stock-based compensation	470	-	-
Acquisition of treasury shares	(63,796)	(26,662)	(138,473)
Dividends declared	(26,999)	(24,159)	(22,332)
Net cash provided by financing activities	169,736	398,448	262,507
Net increase (decrease) in cash and cash equivalents	4,854	(17,762)	(27,312)
Cash and cash equivalents, beginning of period	156,025	173,787	201,099
Cash and cash equivalents, end of period	$ 160,879	$ 156,025	$ 173,787
Supplemental information			
Cash paid for			
Interest on deposits and borrowings	$ 226,150	$ 157,150	$ 98,908
Income taxes paid, net	9,102	17,025	3,201
Noncash transactions			
Loans transferred to other real estate owned	897	368	-
Net non-cash (liabilities) assets acquired	(142,014)	12,176	3,969
Value of shares issued for acquisitions.	58,939	35,852	10,103

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Financial Statement Presentation
The consolidated financial statements of NewAlliance Bancshares, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant near-term change relate to the determination of the allowance for loan losses, the obligation and expense for pension and other postretirement benefits, and estimates used to evaluate asset impairment including income tax contingencies and deferred tax assets and liabilities, stock-based compensation and the recoverability of goodwill and other intangible assets.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks and short-term investments with original maturities of three months or less. At December 31, 2007, included in the balance of cash and due from banks were cash on hand of $26.4 million and required reserves in the form of deposits with the Federal Reserve Bank of $25.3 million. Short-term investments included money market funds and commercial paper of $52.0 million and $28.1 million at December 31, 2007 and 2006, respectively.

Investment Securities
Marketable equity and debt securities are classified as either trading, available for sale, or held to maturity (applies only to debt securities). Management determines the appropriate classifications of securities at the time of purchase. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are debt securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale. Federal Home Loan Bank ("FHLB") stock is a non-marketable security reported at cost. At December 31, 2007 and 2006, the Company had no debt or equity securities classified as trading.

Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Trading and available for sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported in accumulated other comprehensive income, a separate component of equity, until realized.

Premiums and discounts on debt securities are amortized or accreted into interest income over the term of the securities using the level yield method. In accordance with FASB Staff Position No. 115-1, a decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on sales of securities are recognized at the time of sale on a specific identification basis.

Loans Held for Sale
The Company currently sells all originated fixed rate residential real estate loans with terms of over 15 years, except for certain long term fixed loans to borrowers in low to moderate income areas. Loans held for sale are valued at the lower of cost (less principal payments received and net of deferred fees and costs) or estimated fair value. Fair value is estimated using quoted market prices provided by government-sponsored entities. Residential loans are sold by the Company without recourse. During 2007, the Company began selling these loans service-released.

The Company is also involved in the Small Business Administration ("SBA") loan secondary market. The Company currently sells the guaranteed portion of SBA loans that meet certain criteria and retains the unguaranteed portion and the right to service the sold portion of the loan in its portfolio. Such loans are included in loans held for sale on the balance sheet upon origination. SBA loans held for sale are valued at the lower of cost (less principal payments received and net of deferred fees and costs) or estimated fair value. Fair value is estimated using quoted market prices. All other loan originations are classified as loans not held for resale.

Loans Receivable
Loans are stated at their principal amounts outstanding, net of deferred loan fees and costs and fair value adjustments for loans acquired.

Interest on loans is credited to income as earned based on the rate applied to principal amounts outstanding. Loans are placed on nonaccrual status when timely collection of principal or interest in accordance with contractual terms is in question. The Company's policy is to discontinue the accrual of interest when principal or interest payments become 90 days delinquent or sooner if management concludes that circumstances indicate borrowers may be unable to meet contractual principal or interest payments. If ultimately collected, such interest is credited to income when received. Loans are removed from nonaccrual status when they become current as to principal and interest and when, in the opinion of management concern no longer exists as to the collectability of principal and interest.

Certain direct loan origination fees and costs and fair value adjustments to acquired loans are recognized over the lives of the related loans as an adjustment of interest using the level yield method. When loans are prepaid, sold or participated out, the unamortized portion is recognized as income or expense at that time.

Allowance for Loan Losses
The adequacy of the allowance for loan losses is regularly evaluated by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and other pertinent factors. The provision for loan losses charged to expense is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses inherent in the loan portfolio. Loan losses are charged against the allowance when management believes the collectability of the principal balance outstanding is unlikely.

In determining the adequacy of the allowance for loan losses, management reviews overall portfolio quality through an evaluation of individual performing and impaired loans, the risk characteristics of the loan portfolios, an analysis of current levels and trends in charge offs, delinquency and nonaccruing loan data, and the credit risk profile of each component of the portfolio, among other factors. While management uses the best available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

The allowance for loan losses consists of a formula allowance, based on a variety of factors including historical loss experience for various loan portfolio classifications, and a specific valuation allowance for loans identified as impaired. The allowance is an estimate, and ultimate losses may vary from management's estimate. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, as defined, may be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Loan Servicing Rights
The Company capitalizes servicing rights for loans sold based on the relative fair value which is allocated between the servicing rights and the loans (without servicing rights).

The cost basis of loan servicing rights is amortized on a level yield basis over the period of estimated net servicing revenue and such amortization is included in the consolidated statement of income as a reduction of loan servicing fee income. Servicing rights are evaluated for impairment by comparing their aggregate carrying amount to their fair value. The fair value of loan servicing rights is estimated using a present value cash flow model. The most important assumptions used in the valuation model are the anticipated rate of loan prepayments and discount rates. All assumptions are based on standards used by market participants. An independent appraisal of the fair value of the Company's loan servicing rights is obtained as necessary, but at least annually and is used by management to evaluate the reasonableness of the fair value estimates. For interim quarters, management analyzes the current variables and assesses the need for an independent appraisal. Impairment is recognized through a valuation reserve and is recorded as an adjustment to loan and servicing income.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method using the estimated lives of the assets. Estimated lives are 5 to 40 years for building and improvements and 3 to 10 years for furniture, fixtures and equipment. Amortization of leasehold improvements is calculated on a straight-line basis over the terms of the related leases or the life of the asset, whichever is shorter. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renovations are capitalized.

Bank Owned Life Insurance
Bank owned life insurance ("BOLI") represents life insurance on certain employees who have consented to allow the Bank to be the beneficiary of those policies. BOLI is recorded as an asset at cash surrender value. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other non-interest income and are not subject to income tax. Management reviews the financial strength of the insurance carriers on an annual basis and BOLI with any individual carrier is limited to 15% of capital plus reserves.

Goodwill and Identifiable Intangible Assets
The assets (including identifiable intangible assets) and liabilities acquired in a business combination are recorded at fair value at the date of acquisition. Goodwill is recognized for the excess of the acquisition cost over the fair values of the net assets acquired and is not subsequently amortized. Identifiable intangible assets are subsequently amortized on a straight-line or accelerated basis, over their estimated lives. Management assesses the recoverability of goodwill at least on an annual basis and all intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If carrying amount exceeds fair value an impairment charge is recorded to income.

Income Taxes
The Company files a consolidated federal tax return and a combined state tax return. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are also recognized for available tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when temporary differences and carryforwards are realized or settled.

The deferred tax asset is subject to reduction by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realization of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense or in certain limited circumstances to equity.

Income tax expense includes the amount of taxes payable for the current year, and the deferred tax benefit or expense for the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Trust Assets
The Bank had approximately $1.23 billion and $1.06 billion of assets under management at December 31, 2007 and 2006, respectively, in a fiduciary or agency capacity for customers. These assets are not included in the accompanying consolidated financial statements since they are not owned by the Bank.

Pension and Other Postretirement Benefit Plans
The Company has a noncontributory pension plan covering substantially all employees hired prior to January 1, 2008. Pension costs related to this plan are based upon actuarial computations of current and future benefits for employees based on years of service and the employee's highest career earnings over a five-year consecutive period. Costs are charged to non-interest expense and are funded in accordance with requirements of the Employee Retirement Income Security Act. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

In addition to the qualified plan, the Company has adopted supplemental retirement plans for certain key officers. These plans, which are nonqualified, were designed to offset the impact of changes in the pension plan that limit benefits for highly compensated employees under qualified pension plans.

The Company also accrues costs related to postretirement healthcare and life insurance benefits, which recognizes costs over the employee's period of active employment.

The Company uses a September 30 measurement date. The discount rate is set for the retirement plans by reference to investment grade bond yields. The expected long-term rate of return on the assets held in our defined pension plan is based on market and economic conditions, the Plan's asset allocation and other factors.

Based on our review of rates at September 30, the discount rate for all of our employee benefit plans increased from 5.75% to 6.25% and the expected long-term rate of return on the pension plan assets decreased to 8.00% for 2007 from 8.25% for 2006. Pension expense is very sensitive to changes in the discount rate and the expected return on assets. Continued volatility in pension expense is expected as assumed investment returns vary from actual.

Stock-Based Compensation
On January 1, 2006, the Company began accounting for stock option and restricted stock awards in accordance with revised SFAS No. 123 ("SFAS No. 123R"), *"Share Based Payment,"* and chose the modified prospective application transition method provided for under this statement. Under SFAS No. 123R, the fair value of stock option and restricted stock awards, measured at grant date, is amortized to compensation expense on a straight-line basis over the vesting period. The financial impact of the implementation of SFAS 123(R) in 2006 was $3.0 million, net of tax. Additional information is discussed in Note 12 of the Notes to Consolidated Financial Statements. Prior to the adoption of SFAS No. 123R, the Company accounted for stock options and restricted stock in accordance with Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation expense was not recognized for fixed stock options as the exercise price of the option was equal to the fair value of the underlying stock at the grant date. The fair value of restricted stock awards, measured at grant date, was amortized to compensation expense on a straight-line basis over the vesting period. SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encouraged recognition of the fair value of all stock-based awards on the date of grant as expense over the vesting period. However, as permitted by SFAS No. 123, the Company continued to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 through December 31, 2005 and disclosed certain proforma amounts as if the fair value approach of SFAS No. 123 had been applied.

Conversion and Merger Related Charges
The Company records costs incurred due to a plan to either exit an activity or involuntarily terminate employees of an acquired company as recognized liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost when: (a) the plan to exit an activity begins by the acquisition date; (b) commitment to the plan occurs within one year of the acquisition; (c) the plan is sufficiently detailed to ensure its completion; and (d) plan activities begin shortly after the plan is finalized.

Costs that do not meet the conditions for inclusion in the allocation of acquisition cost are expensed as incurred and are reported as *Conversion and Merger Related Charges.* These merger charges consist primarily of consulting, legal, system conversion, printing and advertising costs associated with acquired companies, acquisition targets and potential acquisition targets. Certain merger related charges continue to be incurred after the closing of theses acquisitions primarily due to the timing of banking system conversion activities, which often occur several months after the closing of an acquisition. The Company expects to incur similar charges in the future.

Related Party Transactions
Directors and executive officers of the Company and its subsidiaries and their associates have been customers of and have had transactions with the Company, and management expects that such persons will continue to have such transactions in the future. See Note 5 of the Notes to Consolidated Financial Statements for further information with respect to loans to related parties. All deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not related parties and, in the opinion of management, the transactions did not involve more than normal risks of collectability, favored treatment or terms, or present other unfavorable features.

Comprehensive Income
The purpose of reporting comprehensive income is to report a measure of all changes in an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income includes net income and certain changes in capital that are not recognized in the statement of income (such as changes in net unrealized gains and losses on securities available for sale). The Company has reported comprehensive income for the years ended December 31, 2007, 2006 and 2005 in the Consolidated Statement of Changes in Stockholders' Equity. The components of comprehensive income are presented in Note 16 of the Notes to Consolidated Financial Statements.

Segment Reporting
The Company's only business segment is Community Banking. During the years ended 2007, 2006 and 2005 this segment represented all the revenues and income of the consolidated group and therefore, is the only reported segment as defined by SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."*

Earnings Per Share
Basic earnings per share ("EPS") excludes dilution and is calculated by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common shares (such as stock options and unvested restricted stock) were issued during the period. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for either basic or diluted earnings per share calculations.

Earnings per share for the years ended December 31, 2007, 2006 and 2005, can be found in Note 17 of the Notes to Consolidated Financial Statements.

2. Changes in Accounting Principles and Effects of New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)") which replaces SFAS No. 141, *Business Combinations.* SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) requires among other things, that acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition; the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to provide certain disclosures that will allow users of the financial statements to understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Management is currently analyzing the impact of this pronouncement on the financial statements. The adoption of SFAS No. 141 (R) would apply prospectively to any future business combinations and is expected to have a significant effect on NewAlliance's consolidated financial statements, and therefore the impact would be determined when a business combination occurs.

In May 2007, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-10, *"Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements".* EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation for a Collateral Assignment Split-Dollar Life Insurance Agreement as well as recognition and measurement of the associated asset on the basis of the terms of the agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. Management has not elected to early adopt EITF 06-10 and believes that the adoption of EITF 06-10 will not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities",* to permit all entities to choose to elect to measure eligible financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings. Eligible items include any recognized financial assets and liabilities with certain exceptions including but not limited to, deposit liabilities, investments in subsidiaries, and certain deferred compensation arrangements. The decision about whether to elect the fair value option is generally applied on an instrument-by-instrument basis, is generally irrevocable, and is applied only to an entire instrument and not to only specified risks, specific cash flows, or portions of that instrument. This Statement is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. Management will continue to analyze the impact of making this election for any of the Company's eligible financial assets or liabilities. At this point in time, management does not anticipate making this election for any eligible financial assets or liabilities on January 1, 2008.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* – an amendment of SFAS Nos. 87, 88, 106, and 132(R), that requires employers to recognize the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, in their balance sheets for fiscal years ending after December 15, 2006. The Standard also requires that employers measure plan assets and obligations as of the date of their financial statements. This Statement requires a public entity that currently measures plan assets and benefit obligations as of a date other than the date of its statement of financial position to implement the change in measurement date for fiscal years ending after December 15, 2008. Amounts recognized pursuant to SFAS No. 158 will not affect the Bank's regulatory capital. The impact of adopting SFAS No. 158 on December 31, 2006, was a reduction to stockholders' equity of $5.8 million, net of tax, with no impact to the consolidated statements of income and cash flows. The adoption of the measurement date provision on December 31, 2008 will not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*", which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles ("GAAP"). As a result of SFAS No. 157, there is now a common definition of fair value to be used throughout GAAP, it establishes a fair value hierarchy and will require companies to make expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but early adoption is permitted. Management has elected not to early adopt SFAS No. 157 and believes that the adoption of SFAS No. 157 will not have a material impact on the Company's consolidated financial statements.

In September 2006, the EITF affirmed as a final consensus EITF Issue No. 06-4, "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*". EITF 06-4 stipulates that the agreement by the employer to share a portion of a life insurance policy with the employee during the employees' post retirement period is a post retirement benefit arrangement and the purchase of a split dollar life insurance policy does not constitute a settlement of the postretirement benefit as defined in SFAS No. 106, "*Employers Accounting for Postretirement Benefits Other Than Pensions*". Issue 06-4 requires a liability to be recorded for the postretirement obligation. Issue 06-4 is applicable for the first annual or interim reporting period beginning after December 15, 2007 and should be applied through either (1) a cumulative effect adjustment to retained earnings or (2) retrospective application in accordance with the guidance in SFAS No. 154, "*Accounting for Changes and Error Corrections*", but early adoption is permitted. Management has elected not to early adopt EITF 06-4 and has determined that the cumulative effect of adopting EITF 06-4 as of January 1, 2008 will be a liability of approximately $1.6 million with a corresponding reduction to retained earnings.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes*". FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, "*Accounting for Income Taxes*". This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management adopted FIN 48 on January 1, 2007. The cumulative impact of the adoption resulted in a reduction to retained earnings of $714,000, a reduction to income taxes payable of $427,000 and a reduction to goodwill of $1.1 million. See Note 14 in the Notes to Consolidated Financial Statements for additional information.

On January 1, 2006, the Company began accounting for stock options and restricted stock awards in accordance with revised SFAS No. 123(R). See Notes 1 and 12 for the effects of the adoption of SFAS No. 123(R).

3. Business Combinations

The following table summarizes acquisitions completed since January 1, 2006.

		Balance at Acquisition Date		Transaction Related Items				
(In thousands)	Acquisition Date	Assets	Equity	Goodwill	Identifiable Intangibles	Cash Paid	Shares Issued	Total Purchase Price
Connecticut Investment Management, Inc.	3/5/2007	$ 951	$ 652	$ 737	$ 1,363	$ 2,000	$ -	$ 2,000
Westbank Corporation, Inc.	1/2/2007	716,834	42,967	79,834	14,232	58,447	4,009	117,386
Cornerstone Bancorp, Inc.	1/2/2006	211,358	18,290	25,041	6,777	14,261	2,393	47,519

The transactions were accounted for using the purchase method of accounting in accordance with SFAS No. 141, "*Business Combinations.*" Accordingly, the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired.

Connecticut Investment Management, Inc. Acquisition

On March 5, 2007, the Company completed its acquisition of Connecticut Investment Management, Inc. ("CIMI") a registered investment advisory firm for $2.0 million cash. At acquisition date, CIMI had approximately $175.2 million in assets under management.

Westbank Corporation Acquisition

On January 2, 2007 the Company completed the acquisition of Westbank Corporation ("Westbank"), the parent company of Westbank. Under the terms of the purchase agreement, each outstanding share of common stock of Westbank was converted into the right to elect to receive $23.00 in cash, the right to receive 1.5646 shares of the Company stock, or a combination thereof. All outstanding options to acquire shares of Westbank common stock were cancelled in consideration of a lump sum cash payout in the amount equal to the excess, if any of $23.00 over the per share exercise price of such stock options. As a result of the elective option, the merger consideration each Westbank shareholder elected to receive was adjusted, so that 50% of the total merger consideration was paid in company stock. The aggregate merger consideration is valued at approximately $117.4 million. Westbank had assets of approximately $716.8 million and stockholders' equity of approximately $43 million on January 2, 2007.

Cornerstone Bancorp, Inc. Acquisition

On January 2, 2006 the Company completed the acquisition of Cornerstone Bancorp, Inc. ("Cornerstone"), the parent company of Cornerstone Bank. Under the terms of the purchase agreement, the Company paid approximately $14.3 million in cash and issued 2,392,648 shares of stock for an aggregated merger consideration of approximately $47.5 million. Cornerstone had assets of approximately $211.4 million and stockholders' equity of approximately $18.3 million on January 2, 2006.

4. Investment Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2007 and 2006 are as follows:

	December 31, 2007				December 31, 2006			
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available for sale								
U.S. Treasury obligations	$ 1,092	$ 3	$ -	$ 1,095	$ 8,801	$ 1	$ (145)	$ 8,657
U.S. Government sponsored enterprise obligations	201,408	672	(21)	202,059	229,244	184	(678)	228,750
Corporate obligations	22,531	130	(146)	22,515	38,779	-	(739)	38,040
Other bonds and obligations	52,853	56	(275)	52,634	84,728	98	(689)	84,137
Marketable and trust preferred equity securities	200,303	154	(3,231)	197,226	183,432	1,221	(822)	183,831
Mortgage-backed securities	1,706,966	21,098	(2,572)	1,725,492	1,658,305	1,163	(30,019)	1,629,449
Total available for sale	2,185,153	22,113	(6,245)	2,201,021	2,203,289	2,667	(33,092)	2,172,864
Held to maturity								
Mortgage-backed securities	282,887	4,362	(281)	286,968	301,642	2,220	(1,248)	302,614
Other bonds	7,585	25	(33)	7,577	5,805	2	(99)	5,708
Total held to maturity	290,472	4,387	(314)	294,545	307,447	2,222	(1,347)	308,322
Total securities	$ 2,475,625	$ 26,500	$ (6,559)	$ 2,495,566	$ 2,510,736	$ 4,889	$ (34,439)	$ 2,481,186

At December 31, 2007, the net unrealized gain on securities available for sale of $15.9 million, net of income taxes of $5.6 million, is included in the Company's Consolidated Balance Sheets as a part of accumulated other comprehensive income of $10.3 million. At December 31, 2006, the net unrealized loss on securities available for sale of $30.4 million, net of income taxes of $10.6 million, is included in accumulated other comprehensive loss of $19.8 million.

The following tables present the fair value of investments with continuous unrealized losses for less than one year and those that have been in a continuous loss position for more than one year as of December 31, 2007 and 2006, respectively.

(In thousands)	December 31, 2007 Less Than One Year Fair value	Unrealized losses	More Than One Year Fair value	Unrealized losses	Total Fair value	Unrealized losses
U. S. Treasury obligations	$ -	$ -	$ -	$ -	$ -	$ -
U. S. Government sponsored enterprise obligations	30,237	16	220	5	30,457	21
Corporate obligations	-	-	14,217	146	14,217	146
Other bonds and obligations	1,990	10	18,604	298	20,594	308
Marketable and trust preferred equity obligations	33,653	1,549	14,453	1,682	48,106	3,231
Mortgage-backed securities	57,452	157	302,440	2,696	359,892	2,853
Total securities with unrealized losses	$ 123,332	$ 1,732	$ 349,934	$ 4,827	$ 473,266	$ 6,559

(In thousands)	December 31, 2006 Less Than One Year Fair value	Unrealized losses	More Than One Year Fair value	Unrealized losses	Total Fair value	Unrealized losses
U. S. Treasury obligations	$ -	$ -	$ 7,575	$ 145	$ 7,575	$ 145
U. S. Government sponsored enterprise obligations	85,030	133	48,008	545	133,038	678
Corporate obligations	7,105	88	30,935	651	38,040	739
Other bonds and obligations	3,790	14	42,693	774	46,483	788
Marketable and trust preferred equity obligations	973	6	26,143	816	27,116	822
Mortgage-backed securities	100,727	540	1,378,044	30,727	1,478,771	31,267
Total securities with unrealized losses	$ 197,625	$ 781	$ 1,533,398	$ 33,658	$ 1,731,023	$ 34,439

Of the issues summarized above, 41 had unrealized losses for less than twelve months, and 85 had unrealized losses for twelve months or more as of December 31, 2007. Management believes that no individual unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-backed securities relate to securities issued by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and AAA rated securities issued by private institutions and the losses on these securities are attributable to changes in market interest rates. None of the securities are backed by sub prime mortgage loans. The unrealized losses reported for trust-preferred securities, corporate obligations and other bonds and obligations relate to securities that are investment grade, and the unrealized losses on these securities are attributable to changes in market interest rates rather than credit quality of the issuer. The Company has the intent and ability to hold these securities for the time necessary to recover the unrealized losses, which may be until maturity.

An other-than-temporary impairment loss was taken on two perpetual preferred securities in the amount of $850,000 in December 2007 due to a determination that the securities were other than temporarily impaired. No further other-than-temporary impairment is anticipated for these securities.

The Company completed a restructuring strategy of part of its available for sale investment portfolio to reduce the Company's exposure to fixed rate assets, as well as to improve the overall portfolio yield. In the restructuring, the market value of securities sold was $759.0 million, which represented all of the fixed rate mortgage-backed securities and $35.7 million of other odd lot positions. The mortgage-backed securities consisted of seasoned 10 and 15 year fixed rate mortgage-backed securities, balloon agency mortgage-backed securities, fixed rate agency collateralized mortgage obligations and fixed rate AAA-rated collateralized mortgage obligations. The cash proceeds were immediately reinvested in higher yielding agency hybrid adjustable rate mortgage-backed securities. None of the securities sold or purchased contained sub prime mortgage collateral. The restructuring resulted in a pre-tax loss of $28.3 million.

Management focused on several key factors in making its determination regarding the securities portfolio, including the Company's overall interest rate risk and future earnings. The book yield on the securities sold was 4.17%, and the book yield on the securities purchased was 5.72%. The transaction was modeled to recover the loss on sale, through increased interest income, in 30 months.

As of December 31, 2007, the amortized cost and fair values of debt securities and short-term obligations, by contractual maturity, are shown below. Expected maturities may differ from contracted maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Available for Sale		Held to Maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
December 31, 2007				
Due in one year or less	$ 218,056	$ 218,352	$ 1,380	$ 1,379
Due after one year through five years	23,219	23,243	5,350	5,341
Due after five years through ten years	19,202	19,491	355	357
Due after ten years	64,075	61,381	500	500
Mortgage-backed and asset-backed securities	1,710,637	1,729,161	282,887	286,968
Total debt securities	$ 2,035,189	$ 2,051,628	$ 290,472	$ 294,545

Securities with an amortized cost and fair value of $4.6 million at December 31, 2007 were pledged to secure public deposits.

The following is a summary of realized gains and losses on sales of securities available for sale during the periods presented:

	Debt Securities			Equity Securities		
	Year Ended December 31,			Year Ended December 31,		
(In thousands)	2007	2006	2005	2007	2006	2005
Realized gains	$ 2,142	$ 131	$ 40	$ 841	$ -	$ -
Realized losses	(29,241)	(50)	-	(434)	-	-

5. Loans

The composition of the Company's loan portfolio was as follows:

	December 31,	
(In thousands)	2007	2006
Residential real estate	$ 2,360,921	$ 1,916,551
Commercial real estate	947,185	785,811
Real estate construction	276,451	182,910
Commercial business	457,745	350,507
Consumer		
Home equity and equity lines of credit	652,107	570,493
Other	33,560	16,604
Total consumer	685,667	587,097
Total loans	4,727,969	3,822,876
Allowance for loan losses	(43,813)	(37,408)
Total loans, net	$ 4,684,156	$ 3,785,468

As of December 31, 2007 and 2006, the Company's residential real estate loan, home equity and equity line of credit portfolios are entirely collateralized by one- to four-family homes and condominiums, the majority of which are located in Connecticut and Massachusetts. The commercial real estate loan portfolio was collateralized primarily by multi-family, commercial and industrial properties located predominantly in Connecticut and Massachusetts. A variety of different assets, including accounts receivable, inventory and property and plant and equipment, collateralized the majority of commercial business loans.

Allowance for Loan Losses

The following table provides a summary of activity in the allowance for loan losses for the periods presented:

(In thousands)	Year Ended December 31, 2007	2006	2005
Balance at beginning of period	$ 37,408	$ 35,552	$ 36,163
Net allowance gained through acquisition	3,894	2,224	-
Provision for loan losses	4,900	500	400
Charge-offs			
Residential and commercial real estate loans	1,172	409	12
Commercial business loans	2,267	2,552	3,347
Consumer loans	786	481	286
Total charge-offs	4,225	3,442	3,645
Recoveries			
Residential and commercial real estate loans	642	475	490
Commercial business loans	948	1,975	1,987
Consumer loans	246	124	157
Total recoveries	1,836	2,574	2,634
Net charge-offs	2,389	868	1,011
Balance at end of period	$ 43,813	$ 37,408	$ 35,552

Loan Servicing Rights

The components of loan servicing rights are as follows:

(In thousands)	Year Ended December 31, 2007	2006	2005
Loan servicing rights			
Balance at beginning of year	$ 3,063	$ 2,702	$ 2,058
Additions	1,582	902	549
Amortization	(869)	(654)	(540)
Change in valuation allowance	-	113	635
Balance, end of period	$ 3,776	$ 3,063	$ 2,702
Valuation reserve			
Balance at beginning of year	$ -	$ (113)	$ (748)
Net reductions	-	113	635
Balance, end of period	$ -	$ -	$ (113)

At December 31, 2007 and 2006, the fair value of the capitalized loan servicing rights was approximately $1.5 million and $600,000, respectively, greater than its carrying value. The Company services residential real estate mortgage loans that it has sold without recourse to third parties. Although the Company continues to have a portfolio of serviced residential real estate loans, during 2007 NewAlliance began selling all residential real estate loans in the secondary market on a servicing released basis. The Company is also involved in the SBA loan secondary market. The Company currently sells the guaranteed portion of SBA loans that meet certain criteria while retaining the servicing rights. The aggregate of loans serviced for others approximates $411.0 million and $306.4 million as of December 31, 2007 and 2006, respectively.

Related Party Loans

As of December 31, 2007 and 2006, loans to related parties totaled approximately $99,000 and $127,000, respectively. Related parties include directors and executive officers of the Company and its subsidiaries and their respective affiliates in which they have a controlling interest, immediate family members and owners of 10% or more of the Company's stock. For the years ended December 31, 2007 and 2006, all related party loans were performing.

Nonperforming Assets

Nonperforming assets include loans for which the Company does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest, renegotiated loans due to a weakening in the financial condition of the borrower and other real estate owned. There were no accruing loans included in the Company's nonperforming assets as of December 31, 2007 and 2006. As of December 31, 2007 and 2006, nonperforming assets were:

(In thousands)	December 31, 2007	December 31, 2006
Nonaccrual loans	$ 16,386	$ 12,468
Renegotiated loans	-	-
Other real estate owned	897	-
Total nonperforming assets	$ 17,283	$ 12,468

For the years ended December 31, 2007, 2006 and 2005, had interest been accrued at contractual rates on nonaccrual and renegotiated loans, such income would have approximated $1.1 million, $612,000 and $558,000, respectively. As of December 31, 2007, 2006 and 2005, no significant additional funds were committed to customers whose loans have been renegotiated or were nonperforming.

Impaired Loans

As of December 31, 2007 and 2006, the recorded investment in loans considered to be impaired was $10.0 million and $9.8 million, respectively. As of December 31, 2007 and 2006, all loans considered impaired by the Company had an allowance for loan losses which totaled $777,000 and $848,000, respectively. The average recorded investment in impaired loans for the years ended December 31, 2007, 2006 and 2005 was $10.5 million, $8.1 million and $8.0 million, respectively and interest income recognized on these loans was approximately $656,000, $499,000 and $824,000, for the same periods. As of December 31, 2007, there were no commitments to lend additional funds for loans considered impaired.

6. Premises and Equipment

As of December 31, 2007 and 2006, premises and equipment consisted of:

(In thousands)	December 31, 2007	December 31, 2006
Land and land improvements	$ 7,797	$ 4,238
Buildings	73,141	63,130
Furniture and equipment	55,326	48,832
Leasehold improvements	9,891	7,181
	146,155	123,381
Less accumulated depreciation and amortization	(84,216)	(70,902)
Premises and equipment, net	$ 61,939	$ 52,479

Total depreciation and amortization expenses amounted to $7.0 million, $6.2 million and $5.9 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

7. Goodwill and Identifiable Intangible Assets

The changes in the carrying amount of goodwill and identifiable intangible assets for the year ended December 31, 2007 are summarized as follows:

(In thousands)	Goodwill	Core Deposits and Customer Relationship	Other Identifiable Intangible Assets	Total Identifiable Intangible Assets
Balance, December 31, 2006	$ 454,258	$ 48,446	$ 957	$ 49,403
Westbank acquisition	79,834	14,232		14,232
Connecticut Investment Management acquisition	737	1,363		1,363
Other	(3,638)	-	-	-
Amortization expense	-	(10,725)	(957)	(11,682)
Balance, December 31, 2007	$ 531,191	$ 53,316	$ -	$ 53,316
Estimated amortization expense for the year ending:				
2008		$ 9,456	$ -	$ 9,456
2009		8,501	-	8,501
2010		7,811	-	7,811
2011		7,556	-	7,556
2012		7,556	-	7,556
Thereafter		12,436	-	12,436

The reduction of $3.6 million in goodwill, shown above as other, was primarily due to the implementation of FIN 48 and the reversal of a portion of the net deferred tax liability related to the Connecticut Bancshares, Inc. acquisition.

The components of identifiable intangible assets are as follows:

(In thousands)	Original Recorded Amount	Cumulative Amortization	Balance December 31, 2007
Identifiable intangible assets			
Core deposits and customer relationship	$ 86,908	$ 33,592	$ 53,316
Other	9,758	9,758	-
Total	$ 96,666	$ 43,350	$ 53,316

8. Other Assets

Components of other assets are as follows:

(In thousands)	December 31, 2007	2006
Deferred tax asset	$ 10,033	$ 27,425
Accrued interest receivable	35,071	29,440
Prepaid pension asset	14,180	4,696
Prepaid cash for acquisitions	-	58,705
Investments in limited partnerships and other investments	9,069	8,018
All other	24,929	23,746
Total other assets	$ 93,282	$ 152,030

9. Deposits

A summary of deposits by account type is as follows:

(In thousands)	December 31, 2007	December 31, 2006
Savings	$ 941,051	$ 774,457
Money market	492,042	509,940
NOW	401,097	384,249
Demand	477,408	464,554
Time	2,062,067	1,767,467
Total deposits	$ 4,373,665	$ 3,900,667

A summary of time deposits by remaining period to maturity is as follows:

(In thousands)	December 31, 2007	December 31, 2006
Within three months	$ 875,131	$ 717,085
After three months, but within one year	991,944	829,394
After one year, but within three years	133,591	178,506
After three years	61,401	42,482
Total time deposits	$ 2,062,067	$ 1,767,467

As of December 31, 2007 and 2006 time deposits in denominations of $100,000 or more were approximately $696.4 million and $568.3 million respectively. Interest expense paid on these deposits was approximately $32.4 million, $24.0 million and $13.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

10. Borrowings

The following is a summary of the Company's borrowed funds:

(Dollars in thousands)	December 31, 2007	Weighted Average Rate	December 31, 2006	Weighted Average Rate
FHLB advances (1)	$ 2,136,965	4.65 %	$ 1,721,886	4.44 %
Repurchase agreements	192,145	3.08	172,777	3.70
Mortgage loans payable	1,459	5.13	1,592	5.29
Junior subordinated debentures issued to affiliated trusts (2)	24,935	6.78	7,609	7.34
Total borrowings	$ 2,355,504	4.56 %	$ 1,903,864	4.38 %

(1) Includes fair value adjustments on acquired borrowings, in accordance with SFAS No. 141, *"Business Combinations,"* of $9.6 million and $13.5 million at December 31, 2007 and 2006, respectively.

(2) Includes fair value adjustments on acquired borrowings, in accordance with SFAS No. 141, *"Business Combinations,"* of $300,000 and $500,000 at December 31, 2007 and 2006, respectively. The trusts were organized to facilitate the issuance of "trust preferred" securities. The Company acquired these subsidiaries when it acquired Alliance Bancorp of New England, Inc. and Westbank. The affiliated trusts are wholly- owned subsidiaries of the Company and the payments of these securities are irrevocably and unconditionally guaranteed by the Company.

The acquisition fair value adjustments (premiums) are being amortized as an adjustment to interest expense on borrowings over their remaining term using the level yield method.

The following schedule presents the contractual maturities of the Company's borrowings as of December 31, 2007:

(In thousands)	2008	2009	2010	2011	2012	2013+	Total
FHLB advances (1)	$ 272,904	$ 370,139	$ 352,888	$ 423,211	$ 207,619	$ 500,638	$ 2,127,399
Repurchase agreements	167,145	-	-	-	25,000	-	192,145
Mortgage loans payable	-	-	-	-	-	1,459	1,459
Junior subordinated debentures issued to affiliated trusts (2)	-	-	-	-	-	24,635	24,635
Total borrowings	$ 440,049	$ 370,139	$ 352,888	$ 423,211	$ 232,619	$ 526,732	$ 2,345,638

(1) Balances are contractual maturities and exclude $9.6 million in fair value adjustments on acquired balances.
(2) Balances are contractual maturities and exclude $300,000 in fair value adjustments on acquired balances.

FHLB advances are secured by the Company's investment in FHLB stock, a blanket security agreement and other eligible securities. This agreement requires the Bank to maintain as collateral certain qualifying assets, principally mortgage loans. At December 31, 2007 and 2006, the Bank was in compliance with the FHLB collateral requirements. At December 31, 2007, the Company could borrow immediately an additional $175.6 million from the FHLB, inclusive of a line of credit of approximately $20.0 million. Additional borrowing capacity of approximately $819.4 million would be readily available by pledging additional eligible securities as collateral. The Company also has borrowing capacity at the Federal Reserve Bank of Boston's discount window, which was approximately $124.6 million as of December 31, 2007, all of which was available on that date. At December 31, 2007, the majority of the Company's $2.1 billion outstanding FHLB advances were at fixed rates, while only $60.0 million had floating rates.

11. Pension and Other Postretirement Benefit Plans

Defined Benefit and Other Postretirement Plans

The Company provides various defined benefit pension plans and other postretirement benefit plans (postretirement health and life insurance benefits) to substantially all employees hired prior to January 1, 2008. Typically employees of acquired institutions, prior to January 1, 2008, that are retained as employees of the Company after the acquisition date become eligible for the Company's defined benefit pension plans and postretirement benefit plans as of the merger date, but receive no credit for past service except for eligibility and vesting purposes.

The Company also has supplemental retirement plans (the "Supplemental Plans") that provide benefits for certain key executive officers. Benefits under the Supplemental Plans are based on a predetermined formula and are reduced by other benefits. The liability arising from these plans is being accrued over the participants' remaining periods of service so that at the expected retirement dates, the present value of the annual payments will have been expensed.

The following table sets forth changes in the benefit obligation, changes in Plan assets and the funded status of the Plans for the periods ended December 31, 2007 and 2006. The table also provides a reconciliation of the Plan's funded status and the amounts recognized in the Company's consolidated balance sheets. On December 31, 2006, the Company adopted SFAS No. 158, which requires employers to recognize the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans on their balance sheets.

(In thousands)	Qualified Pensions 2007	Qualified Pensions 2006	Supplemental Executive Retirement Plans 2007	Supplemental Executive Retirement Plans 2006	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006
Change in benefit obligation						
Projected benefit obligation at beginning of year	$ 91,343	$ 84,782	$ 11,320	$ 11,168	$ 6,538	$ 6,343
Service cost	3,236	2,878	500	557	198	159
Interest cost	5,031	4,550	636	599	351	333
Plan participant contributions	-	-	-	-	222	226
Plan amendments	-	-	-	-	(102)	105
Actuarial (gain) loss	(5,885)	3,304	(340)	(448)	(545)	(111)
Benefits paid	(4,461)	(4,171)	(556)	(556)	(486)	(517)
Projected benefit obligation at end of year	89,264	91,343	11,560	11,320	6,176	6,538
Change in plan assets						
Fair value of plan assets at beginning of year	96,039	91,927	-	-	-	-
Actual return on plan assets	11,866	6,456	-	-	-	-
Employer contributions	-	1,827	556	556	264	291
Plan participant contributions	-	-	-	-	222	226
Benefits paid and administrative expenses	(4,461)	(4,171)	(556)	(556)	(486)	(517)
Fair value of plan assets at end of year	103,444	96,039	-	-	-	-
Funded status at measurement date and net amount recognized in Company's consolidated balance sheets	$ 14,180	$ 4,696	$ (11,560)	$ (11,320)	$ (6,278)	$ (6,538)
Accumulated benefit obligation	$ 81,901	$ 83,539	$ 9,300	$ 9,333	$ 6,278	$ (6,538)

The following table presents the amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost as of December 31, 2007.

(In thousands)	Qualified Pension	Supplemental Executive Retirement Plans	Other Postretirement Benefits
Transition obligation	$ -	$ 90	$ 150
Prior service cost	386	44	-
Actuarial gain	(2,034)	(24)	(398)
Unrecognized components of net periodic benefit cost in accumulated other comprehensive income, net of tax	$ (1,648)	$ 110	$ (248)

The following table presents the amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost as of December 31, 2006.

(In thousands)	Qualified Pension	Supplemental Executive Retirement Plans	Other Postretirement Benefits
Transition obligation	$ -	$ 90	$ 187
Prior service cost	419	48	66
Actuarial loss (gain)	5,068	14	(125)
Unrecognized components of net periodic benefit cost in accumulated other comprehensive income, net of tax	$ 5,487	$ 152	$ 128

The components of net periodic pension cost for the periods indicated were as follows (in thousands):

	Year Ended December 31,		
Qualified pension	2007	2006	2005
Service cost - benefits earned during the period	$ 3,236	$ 2,878	$ 2,841
Interest cost on projected benefit obligation	5,031	4,550	4,693
Expected return on plan assets	(7,143)	(6,945)	(5,036)
Amortization and deferral	51	51	51
Recognized net loss	317	76	105
Net periodic pension cost	$ 1,492	$ 610	$ 2,654
Supplemental retirement plans			
Service cost - benefits earned during the period	$ 500	$ 557	$ 413
Interest cost on projected benefit obligation	636	599	567
Expected return on plan assets	-	-	-
Amortization and deferral	7	11	27
Recognized net (gain) loss	(282)	(413)	585
Net periodic benefit cost	$ 861	$ 754	$ 1,592
Other postretirement benefits			
Service cost - benefits earned during the period	$ 198	$ 159	$ 172
Interest cost on projected benefit obligation	351	333	377
Expected return on plan assets	-	-	-
Amortization and deferral	52	55	52
Recognized net gain	(23)	(17)	(2)
Net periodic benefit cost	$ 578	$ 530	$ 599

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

(In thousands)	Qualified Pension	Supplemental Executive Retirement Plans	Other Postretirement Benefits
Transition obligation	$ -	$ -	$ 52
Prior service cost	51	7	-
Actuarial gain	-	(1)	(70)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In thousands)	Qualified Pensions	Nonqualified Pensions	Other Postretirement Benefits
2008	$ 4,446	$ 570	$ 589
2009	4,569	592	545
2010	4,717	617	440
2011	4,866	638	436
2012	5,109	699	414
2013 - 2017	30,965	4,595	2,160

Significant actuarial assumptions used in determining the actuarial present value of the projected obligation were as follows:

Assumptions used to determine benefit obligations as of December 31,

	2007	2006
Discount Rate	6.25 %	5.75 %
Rate of compensation increase	4.00	4.00

Assumptions used to determine net periodic cost for years ended December 31,

	2007	2006
Discount rate	5.75 %	5.50 %
Expected return on plan assets	8.00	8.25
Rate of compensation increase	4.00	4.00

Assumed health care cost trend rates at December 31,

	2007	2006
Health care cost trend rate assumed for next year	9.50 %	10.00 %
Rate that the cost trend rate gradually declines to	5.00	5.00
Year that the rate reaches the rate it is assumed to remain at	2016	2016

Effect of one-percentage change in assumed health care cost trend rates in 2007

(In thousands)	1% Increase	1% Decrease
Effect on total service and interest components	$ 34,395	$ (29,850)
Efect on postretirement benefit obligation	286,818	(254,301)

Plan assets are to be managed within an ERISA framework so as to provide the greatest probability that the following long-term objectives for the defined benefit pension plan are met in a prudent manner.

- Ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the Plan, taking into consideration the nature and duration of Plan liabilities.
- Maintain liquidity in Plan assets sufficient to cover ongoing benefit payments.
- Manage volatility of investment results in order to achieve long-term Plan objectives and to minimize level and volatility of pension expenses.

It is recognized that the attainment of these objectives is, for any given time period, largely dictated by the returns available from the capital markets in which Plan assets are invested.

The asset allocation of Plan assets reflects the Company's long-term return expectations and risk tolerance in meeting the financial objectives of the Plan. Plan assets should be adequately diversified by asset class, sector and industry to reduce the downside risk to total Plan results over short-term time periods, while providing opportunities for long-term appreciation.

The following table summarizes the Plan's weighted-average asset allocation for the periods indicated and the Plan's long-term asset allocation structure.

	Actual percentage of fair value		Allocation
Asset Class	2007	2006	Range
Equity securities	63.5 %	59.4 %	49 - 78 %
Debt securities	31.8	35.4	25 - 40
Other	4.7	5.2	0 - 5

Cash held by a particular manager will be viewed as belonging to the asset class in which the manager primarily invests. It is expected that individual managers over time will exceed the median return of the appropriate manager universe composed of professionally managed institutional funds in the same asset class and style.

Rebalancing and Investment of New Contributions
These asset allocation ranges are guidelines and deviations may occur periodically as a result of market movements. In order to balance the benefits of rebalancing with associated transaction costs, assets will be rebalanced if they are outside the range noted above based on quarter-end market values. In addition, the Retirement and Investment Committee reserves the right to rebalance at any time it deems necessary and prudent. New contributions to the Plan assets will be invested in a manner that rebalances the Plan assets to the greatest extent possible.

Plan Contributions
The Company plans to contribute $570,000 to the SERP and $318,000 to its other postretirement plan in 2008. The Company does not expect to contribute to the defined benefit pension plan in 2008.

Savings and Profit Sharing Plans
The NewAlliance Bank 401(k) Savings Plan (the "Savings Plan") is a tax qualified defined contribution plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Savings Plan currently provides participants with savings and retirement benefits based on employee deferrals of compensation and a matching feature provided through the Company's ESOP.

There have been no voluntary cash contributions made by the Bank to the Savings Plan maintained for employees meeting certain eligibility requirements for the years ended December 31, 2007, 2006 and 2005, respectively.

In connection with the conversion of the Bank to a state-chartered stock bank, the Company established an ESOP in April 2004, to provide substantially all employees of the Company the opportunity to also become stockholders. The ESOP borrowed $109.7 million of a $112.0 million line of credit from the Company and used the funds to purchase 7,454,562 shares of common stock in the open market subsequent to the subscription offering. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a remaining period of 26 years. The unallocated ESOP shares are pledged as collateral on the loan.

At December 31, 2007, the loan had an outstanding balance of $102.1 million and an interest rate of 4.0%. The Company accounts for its ESOP in accordance with Statement of Position 93-6, *"Employers' Accounting for Employee Stock Ownership Plans"* ("SOP 93-6"). Under SOP 93-6, unearned ESOP shares are not considered outstanding for purposes of computing earnings per share and are shown as a reduction of stockholders' equity as unearned compensation. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a liability in the Company's financial statements. Dividends on unallocated shares are used to pay the ESOP debt. The ESOP compensation expense for the years ended December 31, 2007, 2006, and 2005 was approximately $3.7 million, $3.7, and $3.6 million, respectively. The amount of loan repayments made by the ESOP is used to reduce the unallocated common stock held by the ESOP.

The ESOP shares as of December 31, 2007 were as follows:

Shares released for allocation		913,477
Unreleased shares		6,541,085
Total ESOP shares		7,454,562
Market value of unreleased shares at December 31, 2007 (in thousands)	$	75,353

In April of 2004, the Company also established a supplemental profit sharing plan and a supplemental ESOP (the "Supplemental Savings Plans") that provide benefits for certain key executive officers, which are unfunded. Compensation expense related to the Supplemental Savings Plans was $178,000, $11,000 and $529,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

12. Stock-Based Compensation

The Company provides compensation benefits to employees and non-employee directors under its 2005 Long-Term Compensation Plan (the "LTCP") which was approved by stockholders. The Company accounts for stock-based compensation using the fair value recognition provisions of revised SFAS No. 123 ("SFAS No. 123R"), "*Share Based Payment*", which was adopted using the modified prospective transition method effective January 1, 2006. Under SFAS No. 123R, the fair value of stock option and restricted stock awards, measured at grant date, is amortized to compensation expense on a straight-line basis over the vesting period.

The LTCP allows for the issuance of up to 11.4 million Options or Stock Appreciation Rights and up to 4.6 million Stock Awards or Performance Awards.

Option Awards

Options awarded to date are for a term of ten years. Substantially all of these options were awarded on the original award date of June 17, 2005 and these 2005 options have the following vesting schedule: 40% vested at year-end 2005, 20% vested at year-end 2006 and 2007 and 20% will vest at year-end of 2008. Subsequent awards have vesting periods of either three or four years. The Company has assumed a 0.4% forfeiture rate as the majority of the options have been awarded to senior level management. Compensation expense recorded on options for the year ended December 31, 2007 and 2006 was $4.5 million and $4.7 million or after tax expense of approximately $2.9 million and $3.0 million, respectively. There was no compensation cost recognized on options for the year ended December 31, 2005 because the Company continued to apply the intrinsic value-based method prescribed by APB Opinion No. 25 through December 31, 2005. It is anticipated that the Company will recognize expense on options of approximately $4.3 million, $143,000, $117,000 and $34,000 in calendar years 2008 through 2011, unless additional awards are granted.

Options to purchase 125,704 shares, 66,396 shares and approximately 8.8 million shares were granted to employees during the years ended December 31, 2007, 2006 and 2005, respectively. Using the Black-Scholes option pricing model, the weighted-average grant date fair value was $2.72, $2.49 and $2.61 for these options which were granted in 2007, 2006 and 2005, respectively. The weighted-average related assumptions for these periods are presented in the following table.

	2007	2006	2005
Risk-free interest rate	4.41 %	4.77 %	3.89 %
Expected dividend yield	1.62 %	1.65 %	1.53 %
Expected volatility	19.59 %	16.14 %	19.85 %
Expected life (years)	4.69	3.84	3.84

Since the Company had no share-based compensation history, it used peer group historical data of recently converted thrifts for volatility and the simplified method for life estimates on the original awards. The risk-free rate is based on the U.S Treasury yield curve in effect at the time of the grant.

A summary of option activity under the plan as of December 31, 2007 and changes during the period ended are presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Options outstanding at beginning of year	8,427,496	$ 14.40		
Granted	125,704	15.38		
Exercised	(2,950)	14.39		
Forfeited/cancelled	(9,280)	14.67		
Expired	(3,310)	14.39		
Options outstanding at December 31, 2007	8,537,660	$ 14.41	7.50	$ -
Options exercisable at December 31, 2007	6,736,152	$ 14.40	7.46	$ -

The total intrinsic value of options exercised during 2007 and 2006 were $2,000 and $5,700, respectively. There were no options exercised in 2005.

The following table summarizes the nonvested options during the year ended December 31, 2007.

	Shares	Weighted-average Grant-Date Fair Value
Nonvested at January 1, 2007	3,415,446	$ 2.61
Granted	125,704	3.15
Vested	(1,730,362)	2.61
Forfeited / Cancelled	(9,280)	2.62
Nonvested at December 31, 2007	1,801,508	$ 2.65

The total fair value of options that vested in 2007, 2006 and 2005 was $4.5 million, $4.4 million and $9.1 million, respectively.

Restricted Stock Awards

To date, 3,471,917 shares of restricted stock have been awarded under the LTCP. The majority of these shares were awarded in 2005 and these 2005 awards have a vesting schedule of 15% per year for six years and 10% in the seventh year. Subsequent awards in 2006 and 2007 have vesting schedules of either three or four years. The associated expense is recorded based on the vesting schedules. Compensation expense recorded on restricted stock for the years ended December 31, 2007, 2006 and 2005 was approximately $7.5 million, $8.3 million and $8.2 million or after tax expense of approximately $4.9 million, $5.4 million and $5.3 million, respectively. The Company anticipates that it will record expense of approximately $7.1 million, $6.5 million, $6.4 million and $4.2 million in calendar years 2008 through 2011, respectively, unless additional awards are granted.

The following table summarizes the nonvested restricted stock awards during the year ended December 31, 2007.

	Shares	Weighted-average Grant-Date Fair Value
Nonvested at January 1, 2007	2,769,666	$ 14.39
Granted	42,376	15.79
Vested	(549,476)	14.39
Forfeited / Cancelled	(350)	15.98
Nonvested at December 31, 2007	2,262,216	$ 14.42

The following table provides proforma net income and earnings per share for the year ended December 31, 2005, during which time the fair value-based method was not used to account for stock-based compensation.

(In thousands, except per share data)		Year Ended December 31, 2005
Net income, as reported	$	52,599
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		5,851
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects		11,799
Proforma net income	$	46,651
Basic EPS		
As reported	$	0.50
Proforma		0.44
Diluted EPS		
As reported	$	0.50
Proforma		0.44

13. Income Taxes

The components of income tax expense are summarized as follows:

	Year Ended December 31,					
(In thousands)		2007		2006		2005
Current tax expense						
Federal	$	15,952	$	22,693	$	22,128
State		66		43		53
Total current		16,018		22,736		22,181
Deferred tax (benefit) expense net of valuation reserve						
Federal		(955)		1,033		5,213
State		-		-		-
Total deferred		(955)		1,033		5,213
Total income tax expense	$	15,063	$	23,769	$	27,394

For the years ended December 31, 2007, 2006 and 2005, the provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate of 35% to pre-tax income for the following reasons:

	Year Ended December 31,					
(In thousands)		2007		2006		2005
Provision for income taxes at statutory rate	$	13,600	$	25,412	$	27,998
Increase (decrease) in taxes resulting from:						
State income tax expense (benefit)		43		28		34
Dividends received deduction		(461)		(359)		(382)
Bank-owned life insurance		(2,231)		(1,405)		(846)
Low income housing and other tax credits		(150)		(207)		(78)
Excess compensation - 162(m)		382		741		544
Valuation allowance adjustment, charitable contribution		3,600		36		373
Valuation allowance adjustment, capital loss		-		(78)		(64)
Tax exempt obligations		(137)		(200)		(211)
Interest related to FIN 48 reserve		267		-		-
Other, net		150		(199)		26
Provision for income taxes	$	15,063	$	23,769	$	27,394

The tax effects of temporary differences and tax carryforwards that give rise to deferred tax assets and liabilities are presented below:

(In thousands)	December 31, 2007	December 31, 2006
Deferred tax assets		
Bad debts	$ 17,604	$ 15,076
Pension and postretirement benefits	5,959	10,367
Certificate of deposits	-	774
Borrowings	8,359	10,008
Noncompete agreements	3,563	3,516
Charitable contribution carryover	15,639	17,467
Federal net operating loss carryover	352	493
Capital loss carryover	1,311	-
State net operating loss carryover	10,256	8,745
Unrealized loss on available for sale securities	-	10,649
Restricted stock	7,015	4,605
Loans	251	-
Other, net	1,336	1,522
Total gross deferred tax assets	71,645	83,222
Less valuation allowance	(23,751)	(16,808)
Total deferred tax assets, net of valuation allowance	47,894	66,414
Deferred tax liabilities		
Core deposit intangible	21,244	19,291
Unrealized gain on available for sale securities	5,554	-
Loans	-	2,171
Premises and equipment, principally due to difference in depreciation	3,040	2,055
Limited partnerships	5,473	5,074
Net deferral of loan origination costs	-	3,697
Bond accretion	-	161
Certificate of deposits	113	-
Investments	863	5,347
Other	1,574	1,193
Total gross deferred tax liabilities	37,861	38,989
Net deferred tax asset	$ 10,033	$ 27,425

The allocation of deferred tax benefit involving items charged to income, items charged directly to stockholders' equity and items charged to goodwill are as follows:

(In thousands)	2007 Federal	2007 State	2006 Federal	2006 State	2005 Federal	2005 State
Deferred tax expense (benefit) allocated to:						
Stockholders' equity, tax effect of unrealized losses on marketable equity securities	$ 16,334	$ -	$ 3,405	$ -	$ (12,060)	$ -
Stockholders' equity, tax impact of change in minimum pension liability	4,158	-	(3,078)	-	1,887	-
Goodwill	(2,145)	-	(814)	-	3,477	-
Income	(955)	-	1,033	-	5,213	-
Total deferred tax expense (benefit)	$ 17,392	$ -	$ 546	$ -	$ (1,483)	$ -

Management believes it is more likely than not that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The Company has federal net operating loss carryforwards of $1.0 million at December 31, 2007, which expire in 2026. This carryforward is from the acquisition of Westbank and is subject to limitation under Internal Revenue Code Section 382. The yearly limitation on usage of the net operating loss is $4.9 million and management expects to utilize this carryforward in 2008. The Company has state net operating loss carryforwards at December 31, 2007 of $210.4 million which expire between 2020 and 2028. As of December 31, 2007 and 2006, the Company had a valuation allowance of $13.5 million and $11.5 million, respectively, against its state deferred tax asset, including the state net operating loss carryforwards, in connection with the creation of a Connecticut passive investment company pursuant to legislation enacted in 1998. Under this legislation, Connecticut passive investment companies are not subject to the Connecticut Corporate Business Tax and dividends paid by the passive investment company to the Company are exempt from the Connecticut Corporate Business Tax.

The Company has an alternative minimum tax credit carryforward at December 31, 2007 of $248,000 from the acquisition of Westbank which expires in 2024, however, the company anticipates it will be utilized in 2008.

At December 31, 2007, the Company has charitable contribution carryforwards of $41.8 million, which expire in 2009. The charitable contribution carryforward primarily resulted from the charitable contribution of 4,000,000 shares of the Company's stock and $40,000 of cash to the NewAlliance Foundation in 2004. The utilization of charitable contributions for any tax year is limited to 10% of taxable income without regard to charitable contributions, net operating losses, and dividend received deductions. A corporation is permitted to carry over to the five succeeding tax years contributions that exceeded the 10% limitation, but deductions in those years are also subject to the maximum limitation. At December 31, 2007 and 2006, the Company has a valuation allowance of $9.0 million and $5.3 million, respectively against charitable contributions that are expected to expire in 2009 unused based on Management's estimate of future taxable income. The estimate of future taxable income is based on significant judgment as to the amount and timing of various income and expense amounts. Management will reassess the estimate of future taxable income as facts and circumstances dictate. Changes in judgment concerning future taxable income may result in a change to the valuation allowance.

The Company has capital loss carryforwards at December 31, 2007 of $3.3 million which is from the acquisition of Westbank. Capital losses can only be used to offset capital gains. Excess losses over gains can be carried back three years or carried forward five years. As of December 31, 2007 and December 31, 2006, there is a $1.1 million valuation allowance for the tax effect of capital loss carryforwards associated with realized and unrealized capital losses on capital assets.

A deferred tax liability has not been recorded for the tax reserve for bad debts of approximately $50.2 million that arose in tax years beginning before December 31, 1987 (the "base year amount"). A deferred tax liability is not recognized for the base year amount unless it becomes apparent that those temporary differences will reverse into taxable income in the foreseeable future. The base year amount will only be recognized into taxable income if the Bank ceases to be a bank or if the Bank makes distributions of property to a shareholder with respect to its stock that is in excess of the Bank's earnings and profits accumulated in taxable years beginning after December 31, 1951. No deferred tax liability has been established as these two events are not expected to occur in the foreseeable future.

On January 1, 2007, the Company adopted the provisions of FIN 48, *"Accounting for Uncertainty in Income Taxes"*. As a result of the implementation of FIN 48, the Company recognized a decrease of approximately $427,000 in the liability for unrecognized tax benefits. As of the date of adoption and after the impact of recognizing the decrease in the liability noted previously, the Company's unrecognized tax benefits totaled $3.9 million and included $714,000 in accrued interest and penalties. Included in the balance at January 1, 2007, are tax positions of $2.9 million, the disallowance of which would not affect the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)		Year ended December 31, 2007
Balance at January 1, 2007	$	3,854
Additions for tax positions from business combinations		71
Additions for tax positions of current years		100
Additions for tax positions of prior years		411
Reductions for tax positions of prior year		-
Reductions for lapses of statute of limitations		-
Settlements		-
Balance at December 31, 2007	$	4,436

Included in the balance at December 31, 2007 are $3.0 million of tax positions for which the ultimate deductibility is highly uncertain but for which the disallowance of the tax position would not affect the annual effective tax rate. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2007, the Company has accrued approximately $1.1 million in interest and penalties. The Company anticipates that $4.0 million of the balance of unrecognized tax benefits as of December 31, 2007 will reverse in the next 12 months due to the settlement of the IRS examination that commenced in the first quarter of 2006 related to the 2003-2004 income tax returns for the Company, Alliance, and Connecticut Bancshares. The portion of the anticipated reversal that impacts continuing operations is $1.0 million (before federal tax expense) and is primarily comprised of interest and penalties. The Company is generally no longer subject to federal, state or local income tax examinations by tax authorities for the years before 2002.

In 2007, the IRS commenced an examination of CIMI's 2005 tax year. There has been no proposed assessments or changes as of December 31, 2007.

14. Commitments and Contingencies

Cash and Due from Banks Withdrawal and Usage Restrictions
The Company is required to maintain reserves against its transaction accounts and non-personal time deposits. As of December 31, 2007 and 2006, the Company was required to have deposits at the Federal Reserve Bank of approximately $25.3 million and $24.1 million, respectively, to meet these requirements.

Leases
The Company leases certain of its premises and equipment under lease agreements, which expire at various dates through October 31, 2021. The Company has the option to renew certain of the leases at fair rental values. Rental expense was approximately $4.3 million, $3.7 million and $2.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum payments, by fiscal year in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following:

(In thousands)		Amount
2008	$	3,575
2009		3,093
2010		2,802
2011		1,907
2012		1,638
thereafter		3,956
Total	$	16,971

Commitments to Extend Credit
The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments consist principally of unused commercial and consumer lines of credit. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, residential properties, accounts receivable, inventory and fixed assets.

Standby letters of credit generally are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as those involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness.

The table below summarizes the Company's commitments and contingencies discussed above.

(In thousands)	December 31, 2007	December 31, 2006
Loan origination commitments	$ 71,191	$ 42,460
Unadvanced portion of construction loans	163,302	234,993
Standby letters of credit	15,885	24,625
Unadvanced portion of lines of credit	560,298	527,310
Total commitments	$ 810,676	$ 829,388

Forward sale commitments are entered into with respect to certain individual residential loan origination commitments, with delivery conditional on the closing of the related loans. The forward sale commitments generally require delivery within 60 days from application of the related loan, and conformity with standard secondary market guidelines including loan documentation. The total outstanding amount of forward mortgage sale commitments was $4.3 million and $1.6 million at December 31, 2007 and 2006, respectively. The Company has no other off-balance sheet financial instruments that qualify as derivative instruments. Changes in the fair value of forward sale commitments and related origination commitments are equal in amount due to the Bank's practice of entering into a sale commitment at the time it issues an origination commitment for a particular loan. Forward sales commitments related to closing loans are accounted for as fair value hedges under SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities."* Because the forward sale commitments relate to specific closed loans, changes in the fair value of the forward commitments offset changes in the fair value of the related loans.

These financial instruments involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for existing loans. Credit risk related to these financial instruments is controlled through credit approvals, limits and monitoring procedures and the receipt of collateral when deemed necessary.

The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. The Company holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

Investment Commitments

As of December 31, 2007 and 2006, the Company was contractually committed under limited partnership agreements to make additional partnership investments of approximately $2.8 million and $3.1 million, respectively, which constitutes our maximum potential obligation to these partnerships. The Company is obligated to make additional investments in response to formal written requests, rather than a funding schedule. Funding requests are submitted when the partnerships plan to make additional investments.

Litigation

NewAlliance is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. NewAlliance believes that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial condition and results of operations of the Company.

15. Stockholders' Equity

At December 31, 2007, stockholders' equity amounted to $1.41 billion, or 17.1% of total assets, compared to $1.36 billion, or 18.8%, at December 31, 2006. The Company paid cash dividends of $0.255 and $0.235 per share on common stock during the years ended December 31, 2007 and 2006, respectively.

Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the banking regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total capital and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. As of December 31, 2007 and December 31, 2006 the Company and the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. Management believes that there are no events or conditions, which have occurred subsequent to the notification that would change the Bank's capital category. The following is a summary of the Company's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006, compared to the required amounts and ratios for minimum capital adequacy and for classification as a well capitalized institution:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
NewAlliance Bank						
December 31, 2007						
Tier 1 Capital (to Average Assets)	$ 692,735	9.1 %	$ 304,876	4.0 %	$ 381,095	5.0 %
Tier 1 Capital (to Risk Weighted Assets)	692,735	15.6	178,102	4.0	267,153	6.0
Total Capital (to Risk Weighted Assets)	736,548	16.5	356,204	8.0	445,254	10.0
December 31, 2006						
Tier 1 Capital (to Average Assets)	$ 675,714	10.1 %	$ 267,189	4.0 %	$ 333,986	5.0 %
Tier 1 Capital (to Risk Weighted Assets)	675,714	17.7	152,555	4.0	228,832	6.0
Total Capital (to Risk Weighted Assets)	713,141	18.7	305,110	8.0	381,387	10.0
NewAlliance Bancshares, Inc.						
December 31, 2007						
Tier 1 Capital (to Average Assets)	$ 833,596	10.9 %	$ 305,288	4.0 %	$ 381,610	5.0 %
Tier 1 Capital (to Risk Weighted Assets)	833,596	18.6	179,225	4.0	268,837	6.0
Total Capital (to Risk Weighted Assets)	877,409	19.6	358,449	8.0	448,062	10.0
December 31, 2006						
Tier 1 Capital (to Average Assets)	$ 885,114	13.2 %	$ 268,168	4.0 %	$ 335,210	5.0 %
Tier 1 Capital (to Risk Weighted Assets)	885,114	22.7	155,871	4.0	233,807	6.0
Total Capital (to Risk Weighted Assets)	922,541	23.7	311,743	8.0	389,678	10.0

Dividends

The Company and the Bank are subject to dividend restrictions imposed by various regulators. Connecticut banking laws limit the amount of annual dividends that the Bank may pay to the Company to an amount that approximates the Bank's net income retained for the current year plus net income retained for the two previous years. In addition, the Bank may not declare or pay dividends on, and the Company may not repurchase any shares of its common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Share Repurchase Plan

On January, 31, 2006, the Company's Board of Directors authorized a second repurchase plan of up to an additional 10.0 million shares or approximately 10% of the then outstanding Company common stock. The Company repurchased 4.6 million shares of common stock at a weighted average price of $13.46 per share during 2007 and 540,300 shares at a weighted average price of $13.96 per share as in 2006. There is no set expiration date for this repurchase plan.

During the quarter ended March 31, 2006, the Company completed its repurchase of approximately 10.7 million shares of common stock at a weighted average price of $14.55 per share under its first repurchase plan authorized by the Company's Board of Directors on May 9, 2005.

Liquidation Account
As part of the conversion to a stock bank on April 1, 2004, the Bank established a liquidation account for the benefit of account holders in an amount equal to the Bank's capital of $403.8 million as of September 30, 2003. The liquidation account will be maintained for a period of ten years after the conversion for the benefit of those deposit account holders who qualified as eligible account holders at the time of the conversion and who have continued to maintain their eligible deposit balances with the Bank following the conversion. The liquidation account, which totaled $135.7 million at December 31, 2007, is reduced annually by an amount equal to the decrease in eligible deposit balances, notwithstanding any subsequent increases in the account. In the unlikely event of the complete liquidation of the Bank, each eligible deposit account holder will be entitled to receive his/her proportionate interest in the liquidation account, after the payment of all creditors' claims, but before distributions to the Company as the sole stockholder of the Bank. The Bank may not declare or pay a dividend on its capital stock if its effect would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account.

16. Other Comprehensive Income (Loss)

The following table summarizes the components of comprehensive income (loss) and other comprehensive income (loss) and the related tax effects for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Net income	$ 23,793	$ 48,837	$ 52,599
Other comprehensive income (loss), before tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	18,752	10,060	(34,516)
Reclassification adjustment for losses (gains) included in net income	27,542	(81)	(40)
Minimum pension liability adjustment	-	79	5,390
Unrecognized pension and post retirement gains	11,620	-	-
Other comprehensive income (loss), before tax	57,914	10,058	(29,166)
Income tax (expense) benefit net of valuation allowance (1)	(20,401)	(3,433)	10,173
Other comprehensive income (loss), net of tax	37,513	6,625	(18,993)
Comprehensive income	$ 61,306	$ 55,462	$ 33,606

(1) Deferred income tax expense related to securities gains was $16.2 million and $3.4 million for the years ended December 31, 2007 and 2006, respectively. Deferred income tax benefit related to securities losses for the year ended December 31, 2005 was $12.1 million. Included in deferred income taxes related to securities gains and losses was a change in the valuation allowance of $131,000, $88,000 and $35,000 for the years ended December 31, 2007, 2006 and 2005, respectively, for the tax effects of unrealized capital losses on equity securities. There was no income tax expense related to the minimum pension liability for the year ended December 31, 2007 and the expense was $28,000 and $1.9 million for the years ended December 31, 2006 and 2005, respectively.

17. Earnings Per Share

The following is an analysis of the Company's basic and diluted EPS for the periods presented:

	Year Ended December 31,		
(In thousands, except per share data)	2007	2006	2005
Net income	$ 23,793	$ 48,837	$ 52,599
Average common shares outstanding for basic EPS	103,146	99,981	105,110
Dilutive effect of stock options and unvested stock awards (1)	436	503	407
Average common and common-equivalent shares for dilutive EPS	103,582	100,484	105,517
Net income per common share:			
Basic	$ 0.23	$ 0.49	$ 0.50
Diluted	0.23	0.49	0.50

(1) Not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the period were options to purchase 114,465, 236,105 and 215,000 shares of common stock that were outstanding at December 31, 2007, 2006 and 2005, respectively.

18. Disclosures About Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by companies to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Company.

The following methods and assumptions were used by management to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents
Carrying value is assumed to represent fair value for cash and due from banks and short-term investments, which have original maturities of 90 days or less.

Investment securities
Fair values of securities are based on quoted market prices or dealer quotes, except for FHLB stock, which is assumed to have a fair value equal to its carrying value.

Loans held for sale
The fair value of performing residential mortgage loans held for sale is estimated using quoted market prices provided by government-sponsored entities.

Accrued income receivable
Carrying value is assumed to represent fair value.

Loans
The fair value of the net loan portfolio is determined by discounting the estimated future cash flows using the prevailing interest rates as of year-end at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of nonperforming loans is estimated using the Bank's prior credit experience.

Deposits
The fair value of demand, non-interest bearing checking, savings and certain money market deposits is determined as the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the estimated future cash flows using rates offered for deposits of similar remaining maturities as of year-end.

Borrowed Funds
The fair value of borrowed funds is estimated by discounting the future cash flows using market rates for similar borrowings.

The following are the carrying amounts and estimated fair values of the Company's financial assets and liabilities as of the periods presented:

(In thousands)	December 31, 2007 Carrying Amounts	December 31, 2007 Estimated Fair Value	December 31, 2006 Carrying Amounts	December 31, 2006 Estimated Fair Value
Financial Assets				
Cash and due from banks	$ 108,917	$ 108,917	$ 127,948	$ 127,948
Short-term investments	51,962	51,962	28,077	28,077
Investment securities	2,491,493	2,495,567	2,480,311	2,481,186
Loans held for sale	2,669	2,669	1,528	1,528
Loans, net	4,684,156	4,850,199	3,785,468	3,804,392
Accrued income receivable	35,071	35,071	29,440	29,440
Financial Liabilities				
Interest and non-interest bearing checking, savings and money market accounts	$ 2,311,598	$ 2,311,598	$ 2,133,200	$ 2,133,200
Time deposits	2,062,067	2,065,932	1,767,467	1,758,279
Borrowed funds	2,355,504	2,391,943	1,903,864	1,862,208

19. Selected Quarterly Consolidated Information (unaudited)

The following tables present quarterly financial information of the Company for 2007 and 2006, respectively:

(In thousands, except per share data)	Three Months Ended December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Interest and dividend income	$ 106,510	$ 101,853	$ 98,111	$ 96,806
Interest expense	61,179	58,161	55,502	53,401
Net interest income before provision for loan losses	45,331	43,692	42,609	43,405
Provision for loan losses	2,300	1,000	600	1,000
Net interest income after provision for loan losses	43,031	42,692	42,009	42,405
Non-interest income	14,245	10,457	(7,766)	14,229
Non-interest expense	40,161	38,581	40,935	42,769
Income before taxes	17,115	14,568	(6,692)	13,865
Income tax provision	6,180	7,147	(2,833)	4,569
Net income	$ 10,935	$ 7,421	$ (3,859)	$ 9,296
Basic and diluted earnings per share	$ 0.11	$ 0.07	$ (0.04)	$ 0.09

(In thousands, except per share data)	Three Months Ended December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Interest and dividend income	$ 87,062	$ 86,348	$ 79,844	$ 77,778
Interest expense	47,241	43,811	37,240	33,159
Net interest income before provision for loan losses	39,821	42,537	42,604	44,619
Provision for loan losses	500	-	-	-
Net interest income after provision for loan losses	39,321	42,537	42,604	44,619
Non-interest income	12,567	14,798	12,033	12,233
Non-interest expense	35,852	34,867	36,978	40,409
Income (loss) before taxes	16,036	22,468	17,659	16,443
Income tax provision (benefit)	5,127	7,369	5,850	5,423
Net income (loss)	$ 10,909	$ 15,099	$ 11,809	$ 11,020
Basic and diluted earnings per share	$ 0.11	$ 0.15	$ 0.12	$ 0.11

20. Parent Company Statements

The Parent Company began operations on April 1, 2004 in conjunction with the Bank's mutual-to-stock conversion and the Parent Company's subscription and direct community offering of its common stock. The following represents the Parent Company's balance sheets as of December 31, 2007 and 2006, and statements of income and cash flows for the years ended December 31, 2007, 2006 and 2005.

Balance Sheet

(In thousands)	December 31, 2007	December 31, 2006
Assets		
Interest earning and other bank deposits	$ 114,346	$ 125,493
Investment securities		228
Investment in subsidiaries	1,290,881	1,159,949
Other assets	27,445	84,338
Total assets	$ 1,432,672	$ 1,370,008
Liabilities and shareholders' equity		
Accrued interest and other liabilities	$ 776	$ 476
Borrowings	24,789	7,227
Shareholders' equity	1,407,107	1,362,305
Total liabilities and shareholders' equity	$ 1,432,672	$ 1,370,008

Income Statement

(In thousands)	Year Ended December 31, 2007	2006	2005
Revenues			
Interest on investments	$ 2,285	$ 2,942	$ 4,751
Other income	536	139	9
Total revenue	2,821	3,081	4,760
Expenses			
Contribution to NewAlliance Foundation	-	-	-
Interest on long term notes and debentures	1,869	710	701
Other expenses	16,104	15,852	12,024
Total expenses	17,973	16,562	12,725
Loss before tax benefit and equity in undistributed net income of subsidiaries	(15,152)	(13,481)	(7,965)
Income tax benefit	(5,735)	(4,732)	(2,839)
Loss before equity in undistributed net income of subsidiaries	(9,417)	(8,749)	(5,126)
Equity in undistributed net income of subsidiaries	33,210	57,586	57,725
Net income	$ 23,793	$ 48,837	$ 52,599

Statement of Cash Flows

(In thousands)	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 23,793	$ 48,837	$ 52,599
Adjustments to reconcile net income to net cash provided by operating activities			
Contribution of common stock to the NewAlliance Foundation	-	-	-
Undistributed income of NewAlliance Bank	(33,210)	(57,586)	(57,725)
ESOP expense	3,669	3,684	3,524
Restricted stock compensation expense	7,521	8,315	7,977
Stock option compensation expense	4,455	4,657	-
Deferred tax benefit	3,155	(246)	(2,052)
Amortization of investment securities, net	-	2	27
Net change in other assets and other liabilities	53,582	(41,738)	(863)
Net cash provided by operating activities	62,965	(34,075)	3,487
Cash flows from investing activities			
Purchase of securities available for sale	-	-	-
Proceeds from maturity, sales, calls and principal reductions of securities available for sale	118	19	11,030
Net investment in bank subsidiary	16,053	(12,256)	42,707
Net cash used in investing activities	16,171	(12,237)	53,737
Cash flows from financing activities			
Net proceeds from common stock offering	-	-	-
Acquisition of common stock by ESOP	-	-	-
Shares issued for stock option exercises	512	55	-
Acquisition of treasury shares	(63,796)	(26,662)	(138,473)
Dividends paid	(26,999)	(24,159)	(22,332)
Net cash provided by financing activities	(90,283)	(50,766)	(160,805)
Net increase (decrease) in cash and cash equivalents	(11,147)	(97,078)	(103,581)
Cash and cash equivalents, beginning of period	125,493	222,571	326,152
Cash and cash equivalents, end of period	$ 114,346	$ 125,493	$ 222,571
Supplemental information			
Cash paid for interest	$ 1,869	$ 710	$ 710

(c) Exhibits Required by Securities and Exchange Commission Regulation S-K

Exhibit Number	
3.1	Amended and Restated Certificate of Incorporation of NewAlliance Bancshares, Inc. Incorporated herein by reference is Exhibit 3.1 filed with the Company's Quarterly Report on Form 10-Q, filed August 13, 2004.
3.2	Amended and Restated Bylaws of NewAlliance Bancshares, Inc. Incorporated herein by reference is Exhibit 3.2 filed with the Company's Current Report on Form 8-K, filed November 2, 2007.
4.1	See Exhibit 3.1, Amended and Restated Certificate of Incorporation and Exhibit 3.2, Bylaws of NewAlliance Bancshares, Inc.
10.1	NewAlliance Bank Deferred Compensation Plan. Incorporated herein by reference is Exhibit 10.2 filed with the Registrant's Registration Statement on Form S-1, Registration No. 333-109266, filed September 30, 2003.
10.2	Fourth Amendment to NewAlliance Bank Supplemental Executive Retirement Plan. Incorporated herein by reference is Exhibit 10.3.2 filed with Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1, Registration No. 333-109266, filed December 12, 2003.
10.2.1	NewAlliance Bank 2004 Supplemental Executive Retirement Plan. Incorporated herein by reference is Exhibit 10.3.3 filed with Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1, Registration No. 333-109266, filed December 12, 2003.
10.3	NewAlliance Amended and Restated Employee Stock Ownership Plan Supplemental Executive Retirement Plan. Incorporated herein by reference is Exhibit 10.3 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.4	The NewAlliance Bank Amended and Restated 401(k) Supplemental Executive Retirement Plan. Incorporated herein by reference is Exhibit 10.4 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.5	NewAlliance Bank Executive Incentive Plan. Incorporated herein by reference is Exhibit 10.5 filed with the Company's Quarterly Report on Form 10-Q, filed May 8, 2006.
10.6	Employee Severance Plan. Incorporated herein by reference is Exhibit 10.6 filed with the Company's Quarterly Report on Form 10-Q, filed November 8, 2007.
10.7.1	Amended and Restated Employment Agreement among NewAlliance Bancshares, Inc., NewAlliance Bank and Peyton R. Patterson, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.1 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.2	Amended and Restated Employment Agreement among NewAlliance Bancshares, Inc., NewAlliance Bank and Merrill B. Blanksteen, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.2 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.3	Amended and Restated Employment Agreement among NewAlliance Bancshares, Inc., NewAlliance Bank and Gail E.D. Brathwaite, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.3 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.4	Intentionally omitted.
10.7.5	Amended and Restated Employment Agreement between NewAlliance Bank and Diane L. Wishnafski, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.5 filed with the Company's Quarterly Report on Form 10-Q, filed November 8, 2007.
10.7.6	Amended and Restated Employment Agreement between NewAlliance Bank and Brian S. Arsenault, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.6 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.7	Amended and Restated Employment Agreement between NewAlliance Bank and J. Edward Diamond, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.7 filed with the Company's Quarterly Report on Form 10-Q, filed November 8, 2007.
10.7.8	Amended and Restated Employment Agreement between NewAlliance Bank and Donald T. Chaffee, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.8 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.9	Employment Agreement between NewAlliance Bank and Paul A. McCraven, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.9 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.7.10	Amended and Restated Employment Agreement between NewAlliance Bank and Koon-Ping Chan, effective September 25, 2007. Incorporated herein by reference is Exhibit 10.7.10 filed with the Company's Current Report on Form 8-K, filed October 1, 2007.
10.8.1	Form of Stock Option Agreement (for outside directors). Incorporated herein by reference is Exhibit 10.8.1 filed with the Company's Quarterly Report on Form 10-Q, filed August 9, 2005.
10.8.2	Form of Stock Option Agreement (for employees, including senior officers). Incorporated herein by reference is Exhibit 10.8.2 filed with the Company's Quarterly Report on Form 10-Q, filed August 9, 2005.

10.9.1	Form of Restricted Stock Award Agreement (for outside directors). Incorporated herein by reference is Exhibit 10.9.1 filed with the Company's Quarterly Report on Form 10-Q, filed August 9, 2005.
10.9.2	Form of Restricted Stock Award Agreement (for employees, including senior officers). Incorporated herein by reference is Exhibit 10.9.2 filed with the Company's Quarterly Report on Form 10-Q, filed August 9, 2005.
10.10	NewAlliance Bancshares, Inc. 2005 Long-Term Compensation Plan. Incorporated herein by reference is Exhibit 4.3 filed with the Company's Registration Statement on Form S-8, filed November 4, 2005.
10.11	Amendment Number One to the New Haven Savings Bank/NewAlliance Bank 2004 Supplemental Executive Retirement Plan. Incorporated herein by reference is Exhibit 10.11 filed with the Company's Annual Report on Form 10-K, filed March 1, 2007.
10.12	Form of Indemnification Agreement for Directors and Certain Executive Officers. Incorporated herein by reference is Exhibit 10.12 filed with the Company's Annual Report on Form 10-K, filed March 1, 2007.
14	Code of Ethics for Senior Financial Officers. Incorporated herein by reference is Exhibit 14 filed with the Company's Annual Report on Form 10-KT, filed March 30, 2004.
21	Subsidiaries of NewAlliance Bancshares, Inc. and NewAlliance Bank. Incorporated herein by reference is Exhibit 21 filed with the Company's Annual Report on Form 10-K, filed March 1, 2007.
31.1	Certification of Peyton R. Patterson pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of Merrill B. Blanksteen pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of Peyton R. Patterson pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Merrill B. Blanksteen pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAlliance Bancshares, Inc.

By: /s/ Peyton R. Patterson February 26, 2008

Peyton R. Patterson
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Peyton R. Patterson Peyton R. Patterson	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 26, 2008
/s/ Merrill B. Blanksteen Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer)	February 26, 2008
/s/ Mark F. Doyle Mark F. Doyle	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 26, 2008
/s/ Douglas K. Anderson Douglas K. Anderson	Director	February 26, 2008
/s/ Roxanne J. Coady Roxanne J. Coady	Director	February 26, 2008
/s/ John F. Croweak John F. Croweak	Director	February 26, 2008
/s/ Sheila B. Flanagan Sheila B. Flanagan	Director	February 26, 2008
/s/ Richard J. Grossi Richard J. Grossi	Director	February 26, 2008
/s/ Carlton L. Highsmith Carlton L. Highsmith	Director	February 26, 2008
/s/ Robert J. Lyons, Jr. Robert J. Lyons, Jr.	Director	February 26, 2008
/s/ Eric A. Marziali Eric A. Marziali	Director	February 26, 2008
/s/ Julia M. McNamara Julia M. McNamara	Director	February 26, 2008
/s/ Gerald B. Rosenberg Gerald B. Rosenberg	Director	February 26, 2008
/s/ Joseph H. Rossi Joseph H. Rossi	Director	February 26, 2008
/s/ Nathaniel D. Woodson Nathaniel D. Woodson	Director	February 26, 2008
/s/ Joseph A. Zaccagnino Joseph A. Zaccagnino	Director	February 26, 2008

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Shareholder Information

Board of Directors

Peyton R. Patterson
Chairman, President and Chief Executive Officer
NewAlliance Bancshares, Inc. and NewAlliance Bank

Douglas K. Anderson
Former President and Chief Operating Officer
Savings Bank of Manchester and Former Director of
Connecticut Bancshares, Inc.

Roxanne J. Coady
Founder, President and Chief Executive Officer
R.J. Julia Booksellers, Ltd.

John J. Croweak
Former Chairman and Chief Executive Officer
Anthem Blue Cross & Blue Shield of Connecticut

Sheila B. Flanagan
Executive Director
SBM Charitable Foundation, Inc.

Richard J. Grossi
Former Chairman and Chief Executive Officer
The United Illuminating Company

Carlton L. Highsmith
Founder, President and Chief Executive Officer
Specialized Packing Group Inc.

Robert J. Lyons, Jr.
President and Chief Executive Officer
The Bilco Company

Eric A. Marziali
President and Chief Executive Officer
United Abrasives, Inc.

Julia M. McNamara
Lead Director
President
Albertus Magnus College

Gerald B. Rosenberg
Senior Vice President, Executive Development
Bayer HealthCare

Joseph H. Rossi
Former President and Chief Executive Officer
Alliance Bancorp of New England

Nathaniel D. Woodson
Former Chairman
President and Chief Executive Officer,
UI Holdings Corporation

Joseph A. Zaccagnino
Former President and Chief Executive Officer
Yale New Haven Health System and
Yale New Haven Hospital

A – Member of Audit, Compliance and CRA Committee
C – Member of Compensation Committee
G – Member of Governance Committee
L – Member of Loan Committee
T – Member of Trust Committee
§ – Financial Expert

Officers

Peyton R. Patterson
Chairman, President and Chief Executive Officer

Merrill B. Blanksteen
Executive Vice President, Chief Financial Officer and Treasurer

Gail E.D. Brathwaite
Executive Vice President and Chief Operating Officer

Donald T. Chaffee
Executive Vice President and Chief Credit Officer

Diane L. Wishnafski
Executive Vice President, Business and Retail Services

J. Edward Diamond
Executive Vice President, Wealth Management

Brian S. Arsenault
Executive Vice President, Investor Relations and
Corporate Communications, Corporate Secretary

Koon-Ping Chan
Executive Vice President and Chief Risk Officer

Paul A. McCraven
Senior Vice President, Community Development Banking

Annual Meeting

The Annual Meeting of the Shareholders of NewAlliance Bancshares, Inc. will be held on Thursday, April 17, 2008, at 10:00 a.m., at the Chevrolet Theatre, 95 South Turnpike Road, Wallingford, Connecticut 06492.

Corporate Headquarters

195 Church Street
New Haven, CT 06510
203 789 2767
800 892 2096

Investor Relations Contacts

Shareholder Inquiries:
Judith E. Falango, Vice President
203 789 2814
800 892 2096
investorrelations@newalliancebank.com

Analyst and Investor Inquiries:
Merrill B. Blanksteen,
Chief Financial Officer and Treasurer
203 789 2639

Transfer Agent and Registrar

If you want to transfer your stock, change ownership, or change your address, or if you have lost your stock certificates please contact:
American Stock Transfer & Trust Co.
Shareholder Services
59 Maiden Lane – Lobby Level
New York, NY 10038
800 937 5449
info@amstock.com

Independent Certified Public Accountants

PricewaterhouseCoopers LLP
185 Asylum Street
Hartford, CT 06103

Research Coverage

FIG Partners, LLC
Friedman, Billings, Ramsey & Co.
Keefe Bruyette & Woods, Inc.
RBC Capital Markets
Sidoti & Company, LLC
Sterne, Agee & Leach, Inc.
Stifel, Nicolaus & Company, Inc.

Stock Trading Information

NewAlliance Bancshares, Inc. is traded on the New York Stock Exchange under the symbol NAL. NAL's specialist firm is LaBranche & Co Inc.

Additional Information

Annual Report on Form 10-K can be obtained from www.newalliancebank.com or will be furnished upon written request without charge to persons who are beneficial owners of securities of the Company as of the record date for the Annual Meeting of Shareholders.

Please direct requests to:
Judith E. Falango
Vice President
NewAlliance Bank
195 Church Street
New Haven, CT 06510
203 789 2814
800 892 2096
investorrelations@newalliancebank.com

Web Site

For your convenience, the financial data contained in this annual report and subsequent quarterly performance information as well as the Company's Annual Report on Form 10-K can be obtained at www.newalliancebank.com.

NewAlliance Bancshares

NewAlliance Bank
195 Church Street
New Haven, CT 06510
800 892 2096

END